

PHC, INC.
d/b/a PIONEER BEHAVIORAL HEALTH
200 LAKE STREET, SUITE 102
PEABODY, MA 01960


RECD S.E.C.
OCT 3 1 2007
1086

October 15, 2007

Dear Fellow Shareholder:

Fiscal year 2007 was another milestone year for Pioneer—one that saw targets surpassed and results that exceeded our expectations. In the competitive behavioral health industry, our proven record of success continues to attract positive attention and recognition from investors, analysts, and media.

We were proud to report that total net revenue for the year was $45.1 million, which represented a record increase of 19% over 2006. This also represented our fifth consecutive year of record revenue. Our net income before taxes increased 3% to a record $2.8 million. This was a remarkable result, considering the significant start-up costs associated with our numerous new contracts.

Overall, the successes of fiscal year 2007 demonstrated that our business plans and strategies are strong, as we achieved a number of major wins across our organization. Our Harmony Healthcare subsidiary signed a 10-year, $80-million contract with a major healthcare provider. This was the largest in Pioneer's history and will increase Harmony Healthcare's annual revenue by 160%. We also began construction of our Seven Hills Behavioral Institute near Las Vegas, Nevada, which we expect to open in early 2008. Seven Hills will bring effective psychiatric services to an underserved market and is projected to contribute annualized revenue of approximately $12 million, with higher margins than our other inpatient facilities. We also reduced our cost of capital by successfully renegotiating our line of credit, increasing it to $6.5 million at a lower, more conventional bank interest rate. These accomplishments in fiscal year 2007, among many others, were reflected in another year of record results in revenues, pre-tax quarterly profit and stockholders' equity.

In addition to our great financial performance, in February 2007 we were honored to ring the opening bell at the American Stock Exchange, upon our successful listing on one of the world's most well-known and respected national equities markets.

While we are pleased to have completed another successful year, we are not satisfied with past performance alone. We know there is much work to be done, so that we can continue to deliver the highest quality of care for our patients and financial performance for our shareholders. Our opportunities for new business and internal expansion have never been stronger, and we are setting the stage for a strong fiscal year 2008. Looking forward to the first half of 2008, we are expecting 20% annualized revenue growth and more rapid expansion supported entirely by organic growth.

We appreciate the commitment of our employees, clients and shareholders and thank you for your continued confidence and support. We look forward to many prosperous and exciting years ahead.

Sincerely yours,

Bruce A. Shear
Chairman, President and Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K
(as amended)

[X] Annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2007
[ ] Transition report under section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number: 1-33323

PHC, INC.
(Exact Name of Registrant as Specified in Its Charter)

MASSACHUSETTS
(State or other Jurisdiction of Incorporation or Organization)

04-2601571
(I.R.S. Employer Identification No.)

200 LAKE STREET, SUITE 102, PEABODY, MA
(Address of Principal Executive Offices)

01960
(Zip Code)

Registrant's telephone number, including area code: (978) 536-2777

Securities registered under Section 12(b) of the Act:
CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Securities registered under Section 12(g) of the Act:
NONE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No _X_

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ___ Accelerated Filer ___ Non-Accelerated Filer _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No _X_

As of December 31, 2006 the aggregate market value of the shares of common stock of the registrant held by non-affiliates of the registrant was approximately $57.2 million.

As of September 24, 2007, 19,272,978 shares of the registrant's Class A Common Stock and 775,760 shares of the issuer's Class B Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.



PART I

All references in this Annual Report on Form 10-K to "Pioneer," "PHC," "the Company," "we," "us," or "our" mean, unless the context otherwise requires, PHC, Inc. and its consolidated subsidiaries.

Item 1. DESCRIPTION OF BUSINESS

INTRODUCTION

Our Company is a national healthcare company, which, through wholly owned subsidiaries, provides psychiatric services to individuals who have behavioral health disorders including alcohol and drug dependency and to individuals in the gaming and transportation industries. Our subsidiaries operate substance abuse treatment facilities in Utah and Virginia, four outpatient psychiatric facilities in Michigan, four outpatient psychiatric facilities in Nevada one outpatient psychiatric facility in Arizona and two inpatient psychiatric facilities in Michigan. We provide management, administrative and help line services through contracts with major railroads, a call center contract with Wayne County, Michigan and a smoking cessation contract with a major government contractor. Through another subsidiary, at three sites, we conduct studies on the effects of psychiatric pharmaceuticals on a controlled population through contracts with the manufacturers of these pharmaceuticals. These three sites include two sites in Arizona acquired in fiscal 2004 through the membership purchase of Pivotal Research Centers, LLC. We also operate a website, Wellplace.com, which provides education and training for the behavioral health professional and internet support services to all of our subsidiaries.

Our Company provides behavioral health services through inpatient and outpatient facilities. Our substance abuse facilities provide specialized treatment services to patients who typically have poor recovery prognosis and who are prone to relapse. These services are offered in small specialty care facilities, which permit us to provide our clients with efficient and customized treatment without the significant costs associated with the management and operation of general acute care hospitals. We tailor these programs and services to "safety-sensitive" industries and concentrate our marketing efforts on the transportation, oil and gas exploration, heavy equipment, manufacturing, law enforcement, gaming and health services industries. Our psychiatric facilities provide inpatient psychiatric care, intensive outpatient treatment and partial hospitalization programs to children, adolescents and adults. Our outpatient mental health clinics provide services to employees of major employers, as well as to managed care companies and Medicare and Medicaid clients. The psychiatric services are offered in a larger, more traditional setting than PHC's substance abuse facilities, enabling PHC to take advantage of economies of scale to provide cost-effective treatment alternatives.

The Company treats employees who have been referred for treatment as a result of compliance with Subchapter D of the Anti-Drug Abuse Act of 1988 (commonly known as the Drug Free Workplace Act), which requires employers who are Federal contractors or Federal grant recipients to establish drug-free awareness programs which, among other things, inform employees about available drug counseling, rehabilitation and employee assistance programs. We also provide treatment under the Department of Transportation implemented regulations, which broaden the coverage and scope of alcohol and drug testing for employees in "safety sensitive" positions in the transportation industry.

The Company was incorporated in 1976 and is a Massachusetts corporation. Our corporate offices are located at 200 Lake Street, Suite 102, Peabody, MA 01960 and our telephone number is (978) 536-2777.

PSYCHIATRIC SERVICES INDUSTRY

Substance Abuse Facilities

Industry Background

The demand for substance abuse treatment services has increased rapidly over the last decade. The Company believes that the increased demand is related to clinical advances in the treatment of substance abuse, greater societal willingness to acknowledge the underlying problems as treatable illnesses, improved health insurance coverage for addictive disorders and chemical dependencies and governmental regulation which requires certain employers to provide information to employees about drug counseling and employee assistance programs.

To contain costs associated with behavioral health issues in the 1980s, many private payors instituted managed care programs for reimbursement, which included pre-admission certification, case management or utilization review and limits on financial coverage or length of stay. These cost containment measures have encouraged outpatient care for behavioral problems, resulting in a shortening of the length of stay and revenue per day in inpatient chemical abuse facilities. The Company believes that it has addressed these cost containment measures by specializing in treating relapse-prone patients with poor prognosis who have failed in other treatment settings. These patients require longer lengths of stay and come from a wide geographic area. The Company continues to develop alternatives to inpatient care including partial day and evening programs in addition to onsite and offsite outpatient programs.

The Company believes that because of the apparent unmet need for certain clinical and medical services, and its continued expansion into various modalities of the care of the chemically dependant that its strategy has been successful despite national trends towards shorter inpatient stays and rigorous scrutiny by managed care organizations.

Company Operations

The Company has been able to secure insurance reimbursement for longer-term inpatient treatment as a result of its success with poor prognosis patients. The Company's two substance abuse facilities work together to refer patients to the center that best meets the patient's clinical and medical needs. Each facility caters to a slightly different patient population including high-risk, relapse-prone chronic alcoholics, drug addicts and dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders). The programs are sensitive to the special behavioral health problems of children, women and Native Americans. The Company concentrates on providing services to insurers, managed care networks and health maintenance organizations for both adults and adolescents. The Company's clinicians often work directly with managers of employee assistance programs to select the best treatment facility possible for their clients.

Each of the Company's facilities operates a case management program for each patient including a clinical and financial evaluation of a patient's circumstances to determine the most cost-effective modality of care from among outpatient treatment, detoxification, inpatient, day care, specialized relapse treatment and others. In addition to any care provided at one of the Company's facilities, the case management program for each patient includes aftercare. Aftercare may be provided through the outpatient services provided by a facility. Alternatively, the Company may arrange for outpatient aftercare, as well as family and mental health services, through its numerous affiliations with clinicians located across the country once the patient is discharged.

In general, the Company does not accept patients who do not have either insurance coverage or adequate financial resources to pay for treatment. Each of the Company's substance abuse facilities does, however, provide treatment free of charge to a small number of patients each year who are unable to pay for treatment, but who meet certain clinical criteria and who are believed by the Company to have the requisite degree of motivation for treatment to be successful. In addition, the Company provides follow-up treatment free of charge to relapse patients who satisfy certain criteria. The number of patient days attributable to all patients who receive treatment free of charge in any given fiscal year is less than 5% of the total patient days.

The Company believes that it has benefited from an increased awareness of the need to make substance abuse treatment services accessible to the nation's workforce. For example, The Drug Free Workplace Act of 1988 requires employers who are Federal contractors or Federal grant recipients to establish drug free awareness programs to inform employees about available drug counseling, rehabilitation and employee assistance programs and the consequences of drug abuse violations. In response to the Drug Free Workplace Act, many companies, including many major national corporations and transportation companies, have adopted policies that provide for treatment options as an alternative to termination of employment.

Although the Company does not directly provide federally approved mandated drug testing, the Company treats employees who have been referred to the Company as a result of compliance with the Drug Free Workplace Act, particularly from companies that are part of the gaming industry as well as safety sensitive industries such as railroads, airlines, trucking firms, oil and gas exploration companies, heavy equipment companies, manufacturing companies and health services.

HIGHLAND RIDGE - Highland Ridge is a 41-bed, freestanding alcohol and drug treatment hospital, which the Company has been operating since 1984. The hospital increased its bed capacity to 41 from 32 in November 2003 and expanded medical staff to include psychiatric care in its treatment plans. Its focus remains substance abuse and is the oldest facility dedicated to substance abuse in Utah. Highland Ridge is accredited by The Joint Commission on Accreditation of Healthcare Organizations ("The Joint Commission") and is licensed by the Utah Department of Health. Highland Ridge is recognized nationally for its excellence in treating substance abuse disorders.

Although Highland Ridge does provide services to individuals from all of the States through contracts with the Railroads and other major employers, most patients at this facility are from Utah and surrounding states. Individuals typically access Highland Ridge's services through professional referrals, family members, employers, employee assistance programs or contracts between the Company and health maintenance organizations located in Utah.

Highland Ridge was the first private for-profit hospital to address specifically the special needs of chemically dependent women in Salt Lake County. In addition, Highland Ridge has contracted with Salt Lake County to provide medical detoxification services targeted to women. The hospital also operates a specialized continuing care support group to address the unique needs of women and minorities.

A pre-admission evaluation, which involves an evaluation of psychological, cognitive and situational factors, is completed for each prospective patient. In addition, each prospective patient is given a physical examination upon admission. Diagnostic tools, including those developed by the American Psychological Association, the American Society of Addiction Medicine and the Substance Abuse Subtle Screening Inventory are used to develop an individualized treatment plan for each client. The treatment regimen involves an interdisciplinary team which integrates the twelve-step principles of self-help organizations, medical detoxification, individual and group counseling, family therapy, psychological assessment, psychiatric support, stress management, dietary planning, vocational counseling and pastoral support. Highland Ridge also offers extensive aftercare assistance at programs strategically located in areas of client concentration throughout the United States. Highland Ridge maintains a comprehensive array of professional affiliations to meet the needs of discharged patients and other individuals not admitted to the hospital for treatment.

Highland Ridge periodically conducts or participates in research projects. Highland Ridge was the site of a research project conducted by the University of Utah Medical School. The research explored the relationship between individual motivation and treatment outcomes. The research was regulated and reviewed by the Human Subjects Review Board of the University of Utah and was subject to federal standards that delineated the nature and scope of research involving human subjects. Highland Ridge benefited from this research by expanding its professional relationships within the medical school community and by applying the findings of the research to improve the quality of services the Company delivers.

MOUNT REGIS - Mount Regis is a 25-bed, freestanding alcohol and drug treatment center located in Salem, Virginia, near Roanoke. The Company acquired the center in 1987. It is the oldest of its kind in the Roanoke Valley. Mount Regis is accredited by The Joint Commission and licensed by the Department of Mental Health, Mental Retardation and Substance Abuse Services of the Commonwealth of Virginia. In addition, Mount Regis operates Changes, an outpatient clinic, at its Salem, Virginia location. The Changes clinic provides structured intensive outpatient treatment for patients who have been discharged from Mount Regis and for patients who do not need the formal structure of a residential treatment program. The program is licensed by the Commonwealth of Virginia and approved for reimbursement by major insurance carriers.

Similar to Highland Ridge, the programs at Mount Regis Center are sensitive to the needs of women and minorities. The majority of Mount Regis clients are from Virginia and surrounding states. In addition, because of its relatively close proximity and accessibility to New York, Mount Regis has been able to attract an increasing number of referrals from New York-based labor unions. Mount Regis has also been able to attract a growing number of clients through the Internet. Mount Regis has established programs that allow the Company to better treat dual diagnosis patients (those suffering from both substance abuse and psychiatric disorders), cocaine addiction and relapse-prone patients. The multi-disciplinary case management, aftercare and family programs are key to the prevention of relapse.

General Psychiatric Facilities

Introduction

The Company believes that its proven ability to provide high quality, cost-effective care in the treatment of substance abuse has enabled it to grow in the related behavioral health field of psychiatric treatment. The Company's main advantage is its ability to provide an integrated delivery system of inpatient and outpatient care. As a result of integration, the Company is better able to manage and track patients.

The Company offers inpatient and partial hospitalization psychiatry services and residential treatment to adjudicated juveniles through Harbor Oaks Hospital. The Company also provides residential treatment to adjudicated juveniles through Detroit Behavioral Institute, Inc. The Company also currently operates nine outpatient psychiatric facilities.

The Company's philosophy at these facilities is to provide the most appropriate and efficacious care with the least restrictive modality of care. An attending physician, a case manager and a clinical team, work together to manage the care plan. The integrated delivery system allows for better patient tracking and follow-up and fewer repeat procedures and therapeutic or diagnostic errors. Qualified, dedicated staff members take a full history on each new patient, and through test and evaluation procedures, they provide a thorough diagnostic write-up of the patient's condition. In addition a physician does a complete physical examination for each new patient. This information allows the caregivers to determine which treatment alternative is best suited for the patient and to design an individualized recovery program for the patient.

Managed health care organizations, state agencies, physicians and patients themselves refer patients to our facilities. These facilities have a patient population ranging from children as young as five years of age to senior citizens. Compared to the substance abuse facilities, the psychiatric facilities treat a larger percentage of female patients.

HARBOR OAKS - The Company acquired Harbor Oaks Hospital, a 64-bed psychiatric hospital located in New Baltimore, Michigan, approximately 20 miles northeast of Detroit, in September 1994. Harbor Oaks Hospital is licensed by the Michigan Department of Community Health, Medicare certified and accredited by The Joint Commission. Harbor Oaks provides inpatient psychiatric care, partial hospitalization and outpatient treatment to children, adolescents and adults. Harbor Oaks Hospital has treated clients from Macomb, Oakland and St. Clair counties and has expanded its coverage area to include Wayne, Sanilac and Livingston counties.

Harbor Oaks has become a primary provider for Medicaid patients from Wayne, Macomb and St. Clair counties. Utilization of a short-term crisis management model in conjunction with strong case management has allowed Harbor Oaks to successfully enter this segment of the market. Reimbursement for these services is comparable to traditional managed care payors. Given the current climate of public sector treatment availability, Harbor Oaks anticipates continued growth in this sector of the business.

Harbor Oaks Hospital also operates a 20-bed residential unit serving adolescents with substance abuse problems and co-existing mental disorders who have been adjudicated to have committed criminal acts and who have been referred or required to undergo psychiatric treatment by a court or family service agency. The patients in the program range from 13 to 18 years of age. The program provides patients with educational and recreational activities and adult life functioning skills as well as treatment. Typically, a patient is admitted to the unit for an initial period of 30 days to six months. A case review is done for any patient still in the program at six months, and regularly thereafter, to determine if additional treatment is required. In June of 2007 the Company received State approval to expand the number of beds in the program to 26. This expansion is expected to be completed in the first quarter of Fiscal 2008.

In the fourth quarter of fiscal 2005, Harbor Oaks began operating an outpatient site near New Baltimore, Michigan. Its close proximity to the hospital allows for a continuum of care for patients after discharge.

DETROIT BEHAVIORAL INSTITUTE – Detroit Behavioral Institute operates a 50-bed residential facility, located in downtown Detroit, serving adolescents with a substance abuse problem and a co-existing mental disorder who have been adjudicated to have committed criminal acts and who have been referred or required to undergo psychiatric treatment by a court or family service agency. The facility includes two Units, a thirty bed male unit that opened in November 2004 and a twenty bed female unit that opened in October 2005. The patients in the program range from 12 to 18 years of age, with a minimum IQ of 70. The program provides individual, group and family therapy sessions for medication orientation, anger management, impulse control, grief and loss, family interactions, coping skills, stress management, substance abuse, discharge and aftercare planning (home visits and community reintegration), education, recreation therapy and sexual/physical abuse counseling as required. Typically, a patient is admitted to the unit for an initial period of 30 days to six months. A case review is done for any patient still in the program at six months, and each subsequent six-month period thereafter, to determine if additional treatment is required. During the fiscal year ended June 2007 the Company was approved by the State to operate a school for the education of its residents. This allows the company to integrate the residents' education with their treatment and provide the best education possible without transporting the individuals to another site. The Company expects the approval to continue for the foreseeable future.

HARMONY HEALTHCARE - Harmony Healthcare, which consists of five psychiatric clinics in Nevada, provides outpatient psychiatric care to children, adolescents and adults in the local area. Harmony also operates employee assistance programs for railroads, health care companies and several large gaming companies including Boyd Gaming Corporation, the MGM Grand and the Venetian with a rapid response program to provide immediate assistance 24 hours a day and seven days a week. Harmony also provides outpatient psychiatric care and inpatient psychiatric case management through capitated rate behavioral health carve-outs with Behavioral Health Options and PacifiCare Insurance. The agreement with Behavioral Health Options is a significant contract which began in January 2007 and caused a major expansion of Harmony from two locations to five locations to better serve the contract population.

NORTH POINT-PIONEER, INC. – North Point consists of three outpatient clinical offices strategically and geographically located to serve a large and populous region in Michigan. The clinics provide outpatient psychiatric and substance abuse treatment to children, adolescents and adults operating under the name Pioneer Counseling Center. The three clinics are located in close proximity to the Harbor Oaks facility, which allows for more efficient integration of inpatient and outpatient services and provides for a larger coverage area and the ability to share personnel which results in cost savings. In the first fiscal quarter of 2005, North Point was awarded a contract with Macomb County Office of Substance Abuse (MCOSA) to provide behavioral health outpatient and intensive outpatient services for indigent and Medicaid clients residing in Macomb County. The contract is renewable annually with an estimated value of $55,000 annually.

Call Center Operations

WELLPLACE, INC. - In the spring of 1994, the Company began to operate a crisis hotline service under contract with a major transportation client. The hotline, Wellplace, formerly known as Pioneer Development Support Services, or PDS2, shown as contract support services on the accompanying statement of operations, is a national, 24-hour telephone service, which supplements the services provided by the client's Employee Assistance Programs. The services provided include information, crisis intervention, critical incidents coordination, employee counselor support, client monitoring, case management and health promotion. The hotline is staffed by counselors who refer callers to the appropriate professional resources for assistance with personal problems. Three major transportation companies subscribed to these services as of June 30, 2007. This operation is physically located in Highland Ridge Hospital, but a staff dedicated to Wellplace provides the services from a separate designated area of the Hospital.

Wellplace also contracts with Wayne County Michigan to operate its call center. This call center is located in downtown Detroit, Michigan. In the second fiscal quarter of 2005, this contract was expanded to provide credentialing services to Detroit Wayne County Community Mental Health Carve-out providers and Agency staff. During fiscal 2006, Wellplace signed an agreement with a major government contractor to operate a smoking cessation quit line with internet access. Wellplace has been providing services under this agreement since November 2005 and was recently notified that the contract would be renewed for an additional year. Wellplace's primary focus is now on growing its operations to take advantage of current opportunities and capitalize on the economies of scale in providing similar services to other companies and government units.

Research Operations

PIVOTAL RESEARCH CENTERS, INC. - Pivotal Research Centers works with major pharmaceutical companies to assist in the study of the effects of certain investigational medication in the treatment of specific illnesses. In April 2004, the Company acquired 100% of the membership interest in Pivotal Research Centers, LLC, thereby expanding the Company's research operations. Pivotal performs all phases of clinical research for Phase I-IV drugs under development through three dedicated research sites, including a psychiatric research site. Pivotal recently expanded its Phase I capabilities to a new 15-bed facility. Pivotal currently has approximately 27 enrolling studies and an additional 47 ongoing studies with approximately 75-80 percent of Pivotal's research activity in central nervous system (CNS) research. With a current client base including Amgen, AstraZeneca, Bristol Myers Squibb, Cephalon, Forest, GlaxoSmithKline, Hisamitsu, Lilly, Merck, Mylan, Novartis, Organon, Sepracor and Wyeth, the Company currently has protocols in Alzheimer's disease, ADHD, Diabetes Type II, Fibromyalgia, Generalized Anxiety Disorder, Insomnia, Major Depressive Disorder, Obesity, Parkinson's Disease, Restless leg syndrome and Diabetic Peripheral Neuropathy. Pivotal currently operates at three sites, two in Arizona and one in Utah.

Internet Operations

BEHAVIORAL HEALTH ONLINE, INC. – Behavioral Health Online designs, develops and maintains the Company's web site, Wellplace.com in addition to providing Internet support services and maintaining the web sites of all of the other subsidiaries of the Company. The Company's web sites provide behavioral health professionals with the educational tools required to keep them abreast of behavioral health breakthroughs and keeps individuals informed of current issues in behavioral health.

Operating Statistics

The following table reflects selected financial and statistical information for all services.

	Year Ended June 30, (unaudited)				
	2007	2006	2005	2004	2003
Inpatient					
Net patient service revenues	$21,508,417	$18,775,198	$18,469,578	$ 14,845,163	$ 14,430,069
Net revenues per patient day (1)	$395	$ 382	$ 436	$ 414	$ 417
Average occupancy rate (2)	83.0%	77.7%	78.8%	76.7%	77.7%
Total number of licensed beds at the end of the period	180	180	160	130	122
Source of Revenues:					
Private (3)	50.2%	54.30%	61.79%	61.62%	62.20%
Government (4)	49.8%	45.70%	38.21%	38.38%	37.80%
Partial Hospitalization and Outpatient					
Net Revenues:					
Individual	$6,518,115	$ 6,734,627	$ 5,557,298	$ 5,647,752	$ 4,865,392
Contract	$7,995,997	$ 2,351,876	$ 2,060,212	$ 1,925,440	$ 1,947,716
Sources of revenues:					
Private	98.6%	98.0%	97.2%	97.7%	98.0%
Government	1.4%	2.0%	2.8%	2.3%	2.0%
Other Services:					
Wellplace(5)	$4,540,634	$ 4,351,576	$ 3,466,832	$ 2,984,477	$ 1,649,374
Pharmaceutical Studies (6)	$4,564,314	$ 5,799,815	$ 4,509,338	$ 1,246,013	$ 940,772

(1) Net revenues per patient day equals net patient service revenues divided by total patient days.
(2) Average occupancy rates were obtained by dividing the total number of patient days in each period by the number of beds available in such period.
(3) Private pay percentage is the percentage of total patient revenue derived from all payors other than Medicare and Medicaid.

(4) Government pay percentage is the percentage of total patient revenue derived from the Medicare and Medicaid and other county programs.
(5) Wellplace, provides clinical support, referrals management and professional services for a number of the Company's national contracts and operates the Wayne County Michigan call center.
(6) Pharmaceutical Studies includes research studies of the Company prior to the acquisition of 100% of the membership interest in Pivotal Research Centers, LLC on April 30, 2004 and ongoing operations of all research sites.

Business Strategy

The Company's objective is to become the leading national provider of behavioral health services.

The Company focuses its marketing efforts on "safety-sensitive" industries such as transportation and medical. This focus results in customized outcome oriented programs that the Company believes produce overall cost savings to the patients and/or client organizations. The Company intends to leverage experience gained from providing services to customers in certain industries that it believes will enhance its selling efforts within these certain industries.

Marketing and Customers

The Company markets its substance abuse, inpatient and outpatient psychiatric health services both locally and nationally, primarily to safety sensitive industries, including transportation, manufacturing and healthcare services. Additionally, the Company markets its services in the gaming industry both in Nevada and nationally and its help line services nationally.

The Company employs six individuals dedicated to marketing the Company's facilities, two of whom are in the research division. Each facility performs marketing activities in its local region. The Senior Vice President of the Company coordinates the Company's national marketing efforts. In addition, employees at certain facilities perform local marketing activities independent of the Senior Vice President. The Company, with the support of its owned integrated outpatient systems and management services, continues to pursue more at-risk contracts and outpatient, managed health care fee-for-service contracts. "At risk" contracts require that the Company provide all the clinically necessary behavioral health services for a group of people for a set fee per person per month. The Company currently has two at risk contracts with large insurance carriers, which require the Company to provide behavioral health services to a large number of its insured for a fixed fee. This at risk contract represents less than 15% of the Company's total gross revenues. In addition to providing excellent services and treatment outcomes, the Company will continue to negotiate pricing policies to attract patients for long-term intensive treatment which meet length of stay and clinical requirements established by insurers, managed health care organizations and the Company's internal professional standards.

The Company's integrated systems of comprehensive outpatient mental health programs complement the Company's inpatient facilities. These outpatient programs are strategically located in Nevada, Virginia, Michigan, and Utah. They make it possible for the Company to offer wholly integrated, comprehensive, mental health services for corporations and managed care organizations on an at-risk or exclusive fee-for-service basis. Additionally, the Company operates Wellplace located in the Highland Ridge facility in Salt Lake City, Utah and in Detroit, Michigan. Wellplace provides clinical support, referrals, management and professional services for a number of the Company's national contracts. It gives the Company the capacity to provide a complete range of fully integrated mental health services.

The Company provides services to employees of a variety of corporations including: Boyd Gaming Corporation, CSX Corporation, Signa Behavioral Health, MGM Mirage, Union Pacific Railroad, Union Pacific Railroad Hospital Association and others.

In addition to its direct patient care services, the Company maintains its web site, Wellplace.com, which provides articles and information of interest to the general public as well as the behavioral health professional. The Company's internet company also provides the added benefit of web availability of information for various Employee Assistance Program contracts held and serviced by those subsidiaries providing direct treatment services.

Competition

The Company's substance abuse programs compete nationally with other health care providers, including general and chronic care hospitals, both non-profit and for-profit, other substance abuse facilities and short-term detoxification centers. Some competitors have substantially greater financial resources than the Company. The Company believes, however, that it can compete successfully with such institutions because of its success in treating poor prognosis patients. The Company will compete through its focus on such patients, its willingness to negotiate appropriate rates and its capacity to build and service corporate relationships.

The Company's psychiatric facilities and programs compete primarily within the respective geographic area serviced by them. The Company competes with private doctors, hospital-based clinics, hospital-based outpatient services and other comparable facilities. The main reasons that the Company competes well are its integrated delivery and dual diagnosis programming. Integrated delivery provides for more efficient follow-up procedures and reductions in length of stay. Dual diagnosis programming provides a niche service for clients with a primary mental health and a secondary substance abuse diagnosis. The Company developed its dual diagnosis service in response to demand from insurers, employers and treatment facilities. The Company's internet company provides the competitive edge for service information and delivery for our direct patient care programs.

The Company's pharmaceutical research operations compete for studies with other research companies located in the same areas as our research offices in Arizona and Utah.

Revenue Sources and Contracts

The Company has entered into relationships with numerous employers, labor unions and third-party payors to provide services to their employees and members for the treatment of substance abuse and psychiatric disorders. In addition, the Company admits patients who seek treatment directly without the intervention of third parties and whose insurance does not cover these conditions in circumstances where the patient either has adequate financial resources to pay for treatment directly or is eligible to receive free care at one of the Company's facilities. The Company's psychiatric patients either have insurance or pay at least a portion of treatment costs based on their ability to pay. Most of our patients are covered by insurance. Free treatment provided each year amounts to less than 5% of the Company's total patient days.

Each contract is negotiated separately, taking into account the insurance coverage provided to employees and members, and, depending on such coverage, may provide for differing amounts of compensation to the Company for different subsets of employees and members. The charges may be capitated, or fixed with a maximum charge per patient day, and, in the case of larger clients, frequently result in a negotiated discount from the Company's published charges. The Company believes that such discounts are appropriate as they are effective in producing a larger volume of patient admissions. The Company treats non-contract patients and bills them on the basis of the Company's standard per diem rates and for any additional ancillary services provided to them by the Company.

The Company bills for its behavioral healthcare services at its inpatient and outpatient facilities using different software platforms for each type of service; however, in all cases the charges are contractually adjusted at the time of billing using adjustment factors based on agreements or contracts with the insurance carriers and the specific plans held by the individuals as outlined above. This method may still require additional adjustment based on ancillary services provided and deductibles and copays due from the individuals which are estimated at the time of admission based on information received from the individual. Adjustments to these estimates are recognized as adjustments to revenue during the period identified, usually when payment is received.

The Company's policy is to collect estimated co-payments and deductibles at the time of admission. Payments are made by way of cash, check or credit card. If the patient does not have sufficient resources to pay the estimated co-payment in advance, the Company's policy is to allow payment to be made in three installments, one third due upon admission, one third due upon discharge and the balance due 30 days after discharge. At times the patient is not physically or mentally stable enough to comprehend or agree to any financial arrangement. In this case the Company will make arrangements with the patient once his or her condition is stabilized. At times, this situation will require the Company to extend payment arrangements beyond the three payment method previously outlined.

Whenever extended payment arrangements are made, the patient, or the individual who is financially responsible for the patient, is required to sign a promissory note to the Company, which includes interest on the balance due.

The Company's days sales outstanding ("DSO") are significantly different for each type of service and each facility based on the payors for each service. Overall, the DSO for the combined operations of the Company was 56, 65, and 90 days for the fiscal years ended June 30, 2007, 2006, and 2005 respectively. The change in pharmaceutical studies active in the year caused the day's outstanding to increase significantly in that segment of our business. This increase was offset by the large decrease in the DSO for the treatment services division which resulted from the large capitated contract which started in January and it paid within 45 days and the increased revenue from contract services which payment is typically received prior to month end or within thirty days. Contract Services DSO's fluctuate dramatically by the delay in payment of a few days for any of our large contracts. There was such a delay in payments for the Michigan call center at the end of fiscal 2005, artificially inflating the DSO's for the period.

DSO's for each year for each business segment are as follows:

Fiscal Year End	Treatment Services	Pharmaceutical Services	Contract Services
06/30/2007	66	155	41
06/30/2006	91	93	51
06/30/2005	89	114	62

Amounts pending approval from Medicare or Medicaid, as with all other third party payors, are maintained on the receivables aging based on the discharge date of the patient, while appeals are made for payment. If accounts remain unpaid, when all levels of appeal have been exhausted, accounts are written off. Where possible, the Company will turn to the patient or the responsible party to seek reimbursement and send the account to collections before writing the account off.

Insurance companies and managed care organizations are entering into sole source contracts with healthcare providers, which could limit our ability to obtain patients. Private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. We are not aware of any lost business as a result of sole source contracts to date, as we have not been advised by any payor that we have been eliminated as a provider from their system based on an exclusivity contract with another provider. Continued growth in the use of carve-out systems could materially adversely affect our business to the extent we are not selected to participate in such smaller specialized networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

Quality Assurance and Utilization Review

The Company has established comprehensive quality assurance programs at all of its facilities. These programs are designed to ensure that each facility maintains standards that meet or exceed requirements imposed upon the Company with the objective of providing high-quality specialized treatment services to its patients. To this end, The Joint Commission surveys and accredits the Company's inpatient facilities, except Detroit Behavioral Institute, and the Company's outpatient facilities comply with the standards of National Commission on Quality Assurance ("NCQA") although the facilities are not NCQA certified. The Company's outpatient facilities in Michigan are certified by the American Osteopathic Association ("AOA"), which is a nationally accepted accrediting body, recognized by payors as the measure of quality in outpatient treatment. The Company's professional staff, including physicians, social workers, psychologists, nurses, dietitians, therapists and counselors, must meet the minimum requirements of licensure related to their specific discipline, in addition to each facility's own internal quality assurance criteria. Accreditation for DBI was sought through the Council on Accreditation ("COA"). The process was initiated in 2006 and final accreditation is pending with COA's Accreditation Commission. A decision is expected by the first calendar quarter of 2008. In the interim, the facility adheres to the COA standards and guidelines format adopted by the facility for operational purposes and approved by the Executive Committee. The Company participates in the federally mandated National

Practitioners Data Bank, which monitors professional accreditation nationally. In each facility, continuing quality improvement (CQI) activity is reviewed quarterly by the Company's corporate compliance unit and quality assurance activities are approved by the executive committee.

In response to the increasing reliance of insurers and managed care organizations upon utilization review methodologies, the Company has adopted a comprehensive documentation policy to satisfy relevant reimbursement criteria. Additionally, the Company has developed an internal case management system, which provides assurance that services rendered to individual patients are medically appropriate and reimbursable. Implementation of these internal policies has been integral to the success of the Company's strategy of providing services to relapse-prone, higher acuity patients.

Government Regulation

The Company's business and the development and operation of the Company's facilities are subject to extensive federal, state and local government regulation. In recent years, an increasing number of legislative proposals have been introduced at both the national and state levels that would affect major reforms of the health care system if adopted. Among the proposals under consideration are reforms to increase the availability of group health insurance, to increase reliance upon managed care, to bolster competition and to require that all businesses offer health insurance coverage to their employees. Some States have already instituted laws that mandate employers offer health insurance plans to their employees. The Company cannot predict whether additional legislative proposals will be adopted and, if adopted, what effect, if any, such proposals would have on the Company's business.

In addition, both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. Since 1983, Congress has consistently attempted to limit the growth of federal spending under the Medicare and Medicaid programs and will likely continue to do so. Additionally, congressional spending reductions for the Medicaid program involving the issuance of block grants to states is likely to hasten the reliance upon managed care as a potential savings mechanism of the Medicaid program. As a result of this reform activity, the Company can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the costs allocable to such patients.

Control of the healthcare industry exercised by federal, state and local regulatory agencies can increase costs, establish maximum reimbursement levels and limit expansion. Our Company and the health care industry are subject to rapid regulatory change with respect to licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, the addition of new services, compliance with physical plant safety and land use requirements, implementation of certain capital expenditures, reimbursement for services rendered and periodic government inspections. Governmental budgetary restrictions have resulted in limited reimbursement rates in the healthcare industry including our Company. As a result of these restrictions, we cannot be certain that payments under government programs will remain at a level comparable to the present level or be sufficient to cover the costs allocable to such patients. In addition, many states, including the State of Michigan, where the majority of our Medicaid Revenue is generated, are considering reductions in state Medicaid budgets.

Health Planning Requirements

Most of the states in which the Company operates have health planning statutes which require that prior to the addition or construction of new beds, the addition of new services, the acquisition of certain medical equipment or certain capital expenditures in excess of defined levels, a state health planning agency must determine that a need exists for such new or additional beds, new services, equipment or capital expenditures. These state determinations of need or certificate of need ("DoN") programs are designed to enable states to participate in certain federal and state health related programs and to avoid duplication of health services. DoN's typically are issued for a specified maximum expenditure, must be implemented within a specified time frame and often include elaborate compliance procedures for amendment or modification, if needed.

Licensure and Certification

All of the Company's facilities must be licensed by state regulatory authorities. The Company's Harbor Oaks facility is certified for participation as a provider in the Medicare and Medicaid programs.

The Company's initial and continued licensure of its facilities, and certification to participate in the Medicare and Medicaid programs, depends upon many factors, including accommodations, equipment, services, patient care, safety, personnel, physical environment, the existence of adequate policies, procedures and controls and the regulatory process regarding the facility's initial licensure. Federal, state and local agencies survey facilities on a regular basis to determine whether such facilities are in compliance with governmental operating and health standards and conditions for participating in government programs. Such surveys include review of patient utilization and inspection of standards of patient care. The Company has procedures in place to ensure that its facilities are operated in compliance with all such standards and conditions. To the extent these standards are not met, however, the license of a facility could be restricted, suspended or revoked, or a facility could be decertified from the Medicare or Medicaid programs.

Medicare Reimbursement

Currently, the only facility of the Company that receives Medicare reimbursement is Harbor Oaks. For the fiscal year ended June 30, 2007, 14.9% of revenues for Harbor Oaks were derived from Medicare programs. Revenue from Harbor Oaks accounted for 26.0% of the Company's total net patient care revenues.

Effective for fiscal years beginning after January 1, 2005, the prospective payment system ("PPS") was brought into effect for all Psychiatric services paid through the Medicare program. For the fiscal year ended June 30, 2007, Medicare reimbursements rates were based 50% on provisional rates that are adjusted retroactively based on annual cost reports filed by the Company with Medicare and 50% on the new prospective payment rates. The Company will continue to file cost reports to Medicare to determine the new TEFRA portion of the rate for the following year. These cost reports are routinely audited on an annual basis. Activity and cost report expense differences are reviewed on an interim basis and adjustments are made to the net expected collectable revenue accordingly. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits. Approximately 24%, 23%, and 21% of the Company's total revenue is derived from Medicare and Medicaid payors for the years ended June 30, 2007, 2006, and 2005 respectively. Differences between the amounts provided and subsequent settlements are recorded in operations in the year of the settlement. To date, settlement adjustments have not been material.

In order to receive Medicare reimbursement, each participating facility must meet the applicable conditions of participation set forth by the federal government relating to the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with all state and local laws and regulations. In addition, Medicare regulations generally require that entry into such facilities be through physician referral. The Company must offer services to Medicare recipients on a non-discriminatory basis and may not preferentially accept private pay or commercially insured patients. The Company currently meets all of these conditions and requirements and has systems in place to assure compliance in the future.

Medicaid Reimbursement

Currently, the only facilities of the Company that receive reimbursement under any state Medicaid program are Harbor Oaks and Detroit Behavioral Institute. A portion of Medicaid costs is paid by states under the Medicaid program and the federal matching payments are not made unless the state's portion is made. Accordingly, the timely receipt of Medicaid payments by a facility may be affected by the financial condition of the relevant state. For the period ended June 30, 2007, 26.5% of total net patient revenues of the Company were derived from Medicaid programs.

Harbor Oaks and Detroit Behavioral Institute are both participants in the Medicaid programs administered by the State of Michigan. The Company receives reimbursement on a per diem basis, inclusive of ancillary costs. The state determines the rate and adjusts it annually based on cost reports filed by the Company.

Fraud and Abuse Laws

Various federal and state laws regulate the business relationships and payment arrangements between providers and suppliers of health care services, including employment or service contracts, and investment relationships. These laws include the fraud and abuse provisions of the Medicare and Medicaid statutes as well as similar state statutes collectively, the "Fraud and Abuse Laws", which prohibit the payment, receipt, solicitation or offering of any direct or indirect remuneration intended to induce the referral of patients, the ordering, arranging, or providing of covered services, items or equipment. Violations of these provisions may result in civil and criminal penalties and/or exclusion from participation in the Medicare, Medicaid and other government-sponsored programs. The federal government has issued regulations that set forth certain "safe harbors," representing business relationships and payment arrangements that can safely be undertaken without violation of the federal Fraud and Abuse Laws. Failure to fall within a safe harbor does not constitute a per se violation of the federal Fraud and Abuse Laws. The Company believes that its business relationships and payment arrangements either fall within the safe harbors or otherwise comply with the Fraud and Abuse Laws.

The Company has an active compliance program in place with a corporate compliance officer and compliance liaisons at each facility and a toll free compliance hotline. Compliance in-services and trainings are conducted on a regular basis. Information on our compliance program and our hot line number is available to our employees on our intranet and to the public on our website at www.phc-inc.com.

Employees

As of August 31, 2007, the Company had 580 employees of which six were dedicated to marketing, 191 (46 part time) to finance and administration and 377 (119 part time and 49 contingent) to patient care.

The Company believes that it has been successful in attracting skilled and experienced personnel. Competition for such employees is intense, however, and there can be no assurance that the Company will be able to attract and retain necessary qualified employees in the future. On July 31, 2003, the Company's largest facility, Harbor Oaks Hospital, with approximately 125 union eligible nursing and administrative employees, voted for union (UAW) representation. In December 2004, the Company and the Union reached a collective bargaining agreement, which was ratified by the employees on December 8, 2004 and signed by the Union and the Company in January 2005. This agreement was renewed and will expire in December 2010. As of June 30, 2007, approximately 88% of the total number of employees were covered by the collective bargaining agreement. In addition, in January, 2007 the Company's largest out-patient facility, Harmony Healthcare, with approximately 43 union eligible employees, voted for union (Teamsters) representation. In April, 2007 the Company and the Union reached a collective bargaining Agreement, which was signed by the Union on April 26, 2007 and the Company on April 30, 2007 to be effective January 1, 2007 and expiring on January 1, 2010. As of June 30, 2007, approximately 36% of the total number of employees were covered by the collective bargaining agreement.

The limited number of healthcare professionals in the areas in which the Company operates may create staffing shortages. The Company's success depends, in large part, on its ability to attract and retain highly qualified personnel, particularly skilled health care personnel, which are in short supply. The Company faces competition for such personnel from governmental agencies, health care providers and other companies and is constantly increasing its employee benefit programs, and related costs, to maintain required levels of skilled professionals. As a result of staffing shortages, the Company uses professional placement services to supply it with a pool of professionals from which to choose. These individuals generally are higher skilled, seasoned individuals who require higher salaries, richer benefit plans, and in some instances, require relocation. The Company has also entered into contracts with agencies to provide short-term interim staffing in addition to placement services. These additional costs impact the Company's profitability.

Insurance

Each of the Company's subsidiaries maintains separate professional liability insurance policies. Harbor Oaks, Highland Ridge Hospital, Mount Regis Center, North Point, Detroit Behavioral Institute, Harmony Healthcare and

Pivotal, Inc. each have coverage of $1,000,000 per claim and $3,000,000 in the aggregate. In addition, the Company has maintained the insurance coverage, which was in place for Pivotal Research Centers, LLC by its former owners of $3,000,000 per claim and $3,000,000 in the aggregate. In addition to this coverage, Wellplace and Highland Ridge maintain a $1,000,000 umbrella policy, Harbor Oaks and Detroit Behavioral Institute collectively maintain a $5,000,000 umbrella policy, Harmony and Mount Regis Center maintain a $2,000,000 umbrella policy. In addition, each of these entities maintains general liability insurance coverage in similar amounts.

The Company maintains $1,000,000 of directors' and officers' liability insurance coverage, general liability coverage of $1,000,000 per claim and $2,000,000 in aggregate. The Company believes, based on its experience, that its insurance coverage is adequate for its business and, although cost has escalated in recent years, that it will continue to be able to obtain adequate coverage.

Acquisition and Expansion

If we acquire new businesses or expand our businesses, the operating costs may be far greater than revenues for a significant period of time. The operating losses and negative cash flow associated with start-up operations or acquisitions could have a material adverse effect on our profitability and liquidity unless and until such facilities are fully integrated with our other operations and become self sufficient. Until such time, we may be required to borrow at higher rates and less favorable terms to supplement short term operating cash flow shortages.

Item 1A. RISK FACTORS

OPERATING RISKS

AGING OF ACCOUNTS RECEIVABLE COULD RESULT IN OUR INABILITY TO COLLECT RECEIVABLES REQUIRING US TO INCREASE OUR DOUBTFUL ACCOUNTS RESERVE WHICH WOULD DECREASE OUR NET INCOME AND WORKING CAPITAL

As our accounts receivable age and become uncollectible our cash flow is negatively impacted. Our accounts receivable from patient accounts (net of allowance for bad debts) were $6,559,387 at June 30, 2007 compared with $6,995,475 at June 30, 2006. As we expand, we will be required to seek payment from a larger number of payors and the amount of accounts receivable will likely increase. Because the behavioral health industry is typically a difficult collection environment, we have focused on better accounts receivable management through, increased staff, standardization of some procedures for collecting receivables and a more aggressive collection policy in order to keep the change in receivables consistent with the change in revenue. We have also established a more aggressive reserve policy, allowing greater amounts of reserves as accounts age from the date of billing. If the amount of receivables, which eventually become uncollectible, exceeds such reserves, we could be materially adversely affected. The following chart represents our Accounts Receivable, Allowance for Doubtful Accounts at June 30, 2007, 2006 and 2005, respectively and Bad Debt Expense for the fiscal years ended June 30, 2007, 2006 and 2005:

	Accounts Receivable	Allowance for doubtful accounts	Bad Debt Expense
June 30, 2007	$ 10,323,972	$ 3,764,585	$ 1,933,499
June 30, 2006	10,096,061	3,100,586	1,912,516
June 30, 2005	8,287,365	1,956,984	1,272,037

NEGATIVE CASH FLOW COULD ARISE AS A RESULT OF SLOW GOVERNMENT PAYMENTS WHICH COULD REQUIRE THE COMPANY TO BORROW ADDITIONAL FUNDS AT UNFAVORABLE RATES AND AFFECT OUR NET INCOME, WORKING CAPITAL AND LIQUIDITY

The concentration of accounts receivable due from government payors could create a severe cash flow problem should these agencies fail to make timely payment. We had substantial receivables from Medicaid and Medicare of approximately $1,811,600 at June 30, 2007 and $1,786,000 at June 30, 2006, which would create a cash flow problem should these agencies defer or fail to make reimbursement payments as due, which would require us to borrow at unfavorable rates or pay additional interest as overline fees on current debt instruments. This would result in lower net income for the same services provided and lower earnings per share.

NEGATIVE CASH FLOW COULD IMPACT OUR ABILITY TO MEET OBLIGATIONS WHEN DUE WHICH COULD REQUIRE THE COMPANY TO BORROW ADDITIONAL FUNDS AT UNFAVORABLE RATES AND AFFECT OUR NET INCOME

If managed care organizations delay approving treatment, or reduce the patient length of stay or number of visits or reimbursement, our Company's ability to meet operating expenses is affected. As managed care organizations and insurance companies adopt policies that limit the length of stay for substance abuse treatment, our business is materially adversely affected since our revenues and cash flow go down and our fixed operating expenses continue or increase based on the additional resources required to collect accounts receivable.

Reimbursement for substance abuse and psychiatric treatment from private insurers is largely dependent on our ability to substantiate the medical necessity of treatment. The process of substantiating a claim often takes up to four months and sometimes longer; as a result, we experience significant delays in the collection of amounts reimbursable by third-party payors, which requires us to increase staff to pursue payment and adversely affects our working capital condition. This causes amounts borrowed on our accounts receivable revolver to remain outstanding for longer periods of time resulting in higher interest expense in addition to the reduced income resulting from the shorter lengths of stay, which combined reduce net income and earnings per share.

POTENTIAL STAFFING SHORTAGES COULD REQUIRE US TO INCREASE OUR EMPLOYEE COMPENSATION AND REDUCE OUR NET INCOME

The limited number of healthcare professionals in the areas in which we operate may create staffing shortages. Our success depends, in large part, on our ability to attract and retain highly qualified personnel, particularly skilled health care personnel, which are in short supply. We face competition for such personnel from governmental agencies, health care providers and other companies and are constantly increasing our employee benefit programs, and related costs, to maintain required levels of skilled professionals. As a result of staffing shortages, we use professional placement services to supply us with a pool of professionals from which to choose. These individuals generally are higher skilled, seasoned individuals who require higher salaries, richer benefit plans, and in some instances, require relocation. We have also entered into contracts with agencies to provide short-term interim staffing in addition to placement services. These additional costs impact our profitability.

In December 2004, the Company's largest facility voted for UAW representation. Approximately 75% of the staff of the facility are members of the Union and could vote to strike when the contract comes up for renewal in December 2010. In April 2007, the Company's largest outpatient operations voted for Teamsters representation. Approximately 40% of the staff of the facility are members of the Union and could vote to strike when the contract comes up for renewal in January 2010. A strike vote on the part of either of these operations would negatively impact profitability by requiring the Company to transfer patients to competing facilities or providers or pay high short term staffing rates. This could also negatively impact the Company's reputation in the community.

RELIANCE ON KEY CLIENTS, THE LOSS OF ANY OF WHICH WOULD REDUCE OUR NET REVENUES AND OUR NET INCOME

The Company relies on contracts with more than ten clients to maintain patient census at its inpatient facilities and provide patients for our outpatient operations and our employee assistance programs. The loss of any of such contracts would impact our ability to meet our fixed costs. We have entered into relationships with large employers, health care institutions, insurance companies and labor unions to provide treatment for psychiatric disorders, chemical dependency and substance abuse in conjunction with employer-sponsored employee assistance programs. The employees of such institutions may be referred to us for treatment, the cost of which is reimbursed on a per diem or per capita basis. Approximately 30% of our total revenue is derived from these clients. No one of these large employers, health care institutions, insurance companies or labor unions individually accounts for 10% or more of our consolidated revenues, but the loss of any of these clients would require us to expend considerable effort to replace patient referrals and would result in revenue losses and attendant loss in income.

GOVERNMENT REGULATION COULD RESTRICT OUR ABILITY TO EXPAND, REDUCE THE ALLOWABLE REIMBURSEMENT TO THE COMPANY AND REDUCE OUR NET INCOME

Control of the healthcare industry exercised by federal, state and local regulatory agencies can increase costs, establish maximum reimbursement levels and limit expansion. Our Company and the health care industry are subject to rapid regulatory change with respect to licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, the addition of new services, compliance with physical plant safety and land use requirements, implementation of certain capital expenditures, reimbursement for services rendered and periodic government inspections. Governmental budgetary restrictions have resulted in limited reimbursement rates in the healthcare industry including our Company. As a result of these restrictions we cannot be certain that payments under government programs will remain at a level comparable to the present level or be sufficient to cover the costs allocable to such patients. In addition, many states, including the State of Michigan where the majority of our Medicaid Revenue is generated, are considering reductions in state Medicaid budgets, which may be reflected through more limited access, lower rates, and higher State imposed utilization assessment fees.

SOLE SOURCE CONTRACTING BY MANAGED CARE ORGANIZATIONS MAY REDUCE OUR AVAILABLE PATIENTS BY ELIMINATING OUR ABILITY TO SERVICE THEM

Insurance companies and managed care organizations are entering into sole source contracts with healthcare providers, which could limit our ability to obtain patients. Private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. We are not aware of any lost business as a result of sole source contracts to date, as we have not been advised by any payor that we have been eliminated as a provider from their system based on an exclusivity contract with another provider. Continued growth in the use of carve-out systems could materially adversely affect our business to the extent we are not selected to participate in such smaller specialized networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

ACQUISITION AND EXPANSION COULD RESULT IN NEGATIVE CASH FLOW WHICH COULD REQUIRE THE COMPANY TO BORROW ADDITIONAL FUNDS AT UNFAVORABLE RATES AND AFFECT OUR NET INCOME

If we acquire new businesses or expand our businesses, the operating costs may be far greater than revenues for a significant period of time. The operating losses and negative cash flow associated with start-up operations or acquisitions could have a material adverse affect on our profitability and liquidity unless and until such facilities are fully integrated with our other operations and become self sufficient. Until such time we may be required to borrow at higher rates and less favorable terms to supplement short term operating cash flow shortages.

MANAGEMENT RISKS

CONTROL OF THE COMPANY PROVIDES THE PRINCIPAL SHAREHOLDER WITH THE POWER TO APPROVE ALL TRANSACTIONS AND CONTROL THE BOARD OF DIRECTORS WITHOUT INPUT OF OTHER SHAREHOLDERS

Bruce A. Shear is in control of the Company since he is entitled to elect and replace a majority of the board of directors. Bruce Shear and his affiliates own and control 92.8% of the Class B Common Stock, which elects four of the six members of the Board of Directors. Bruce Shear can establish, maintain and control business policy and decisions by virtue of his control of the election of the majority of the members of the board of directors.

INABILITY TO RETAIN KEY PERSONNEL, THE LOSS OF ANY OF WHOM COULD AFFECT OUR CLIENT RELATIONS AND THUS REDUCE OUR REVENUE AND NET INCOME

Retention of key personnel with knowledge of key contracts and clients is essential to the success of the Company. PHC is highly dependent on the principal members of its management and professional staff, who are: Bruce A. Shear, PHC's President and Chief Executive Officer, Robert H. Boswell, PHC's Senior Vice President and other members of PHC's management and their continued relationship with key clients.

In April 2004, the Company acquired Pivotal Research Centers, LLC, which is engaged in clinical drug testing. Dr. Louis Kirby, the founder and medical director of Pivotal, has key relationships with the pharmaceutical companies that provide contracts for the research business. Dr. Kirby signed an employment and non-compete agreement at the time of the acquisition, which was renewed and is scheduled to expire on December 31, 2007.

We do not anticipate any key member of management will leave the Company but do have key man life insurance policies on Mr. Shear and Dr. Kirby.

MARKET RISKS

THE COMPANY EXPECTS ITS STOCK PRICE TO BE VOLATILE

The market price of the Company's common stock has been volatile in the past. The shares have sold at prices varying between a low of $1.75 and a high of $3.78 from July 2005 through June 2007. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

- quarterly variations in operating results;
- new products, services and strategic developments by us or our competitors;
- developments in our relationships with our key clients;
- regulatory developments; and
- changes in our revenues, expense levels or profitability.

PREFERRED STOCK ISSUANCE COULD RESULT IN DIVIDEND, VOTING AND LIQUIDATION PREFERENCES SUPERIOR TO THE COMMON STOCK

Our right to issue convertible preferred stock may adversely affect the rights of the common stock. Our Board of Directors has the right to establish the preferences for and issue up to 1,000,000 shares of preferred stock without further stockholder action. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the market price of and the ability to sell common stock.

Item 2. DESCRIPTION OF PROPERTY

Executive Offices

The Company's executive offices are located in Peabody, Massachusetts. The Company's lease agreement in Peabody covers approximately 4,800 square feet for a 60-month term, which expires September 16, 2009. The current annual payment under the lease is $92,000. The Company believes that this facility will be adequate to satisfy its needs for the foreseeable future.

Highland Ridge Hospital

The Highland Ridge premises consist of approximately 24,000 square feet of space occupying the majority of the first floor of a two-story hospital owned by Valley Mental Health and located in Midvale, Utah. The lease is for a six-year term expiring December 31, 2009, which provides for monthly rental payments of approximately $22,000. Changes in rental payments each year are based on increases or decreases in the Consumer Price Index. The Company believes that these premises are adequate for its current and anticipated needs and does not anticipate any difficulty in renewing or securing alternate space on expiration of the lease.

Mount Regis Center

The Company owns the Mount Regis facility, which consists of a three-story building located on an approximately two-acre site in Salem, Virginia. The building consists of over 14,000 square feet and is subject to a mortgage in the approximate amount of $270,000 as of June 30, 2007. The facility is used for both inpatient and outpatient services. The Company believes that these premises are adequate for its current and anticipated needs.

Psychiatric Facilities

The Company owns or leases premises for each of its psychiatric facilities. Detroit Behavioral Institute, Harmony, North Point - Pioneer and Pivotal Research lease their premises. The Company believes that each of these premises is leased at fair market value and could be replaced without significant time or expense if necessary. The Company believes that all of these premises are adequate for its current and anticipated needs.

Harbor Oaks Hospital

The Company owns the building in which Harbor Oaks operates, which is a single story brick and wood frame structure comprising approximately 32,000 square feet situated on an approximately three acre site. The Company has a $289,000 mortgage on this property as of June 30, 2007. The Company believes that these premises are adequate for its current and anticipated needs.

Item 3. LEGAL PROCEEDINGS.

The company is a party in two separate actions between a former employee who was terminated and filed a claim for wrongful termination and a breach of contract on an indemnification claim against the same terminated employee where the company is the plaintiff. Both matters are being resolved through binding arbitration and awards in either case will offset. The outcome of the two actions together cannot be determined at this time, but management does not expect the outcome to have a material adverse affect on the financial position or results of operations of the Company.

The Company is subject to various claims and legal actions arising in the normal course of business, none of which the Company believes will materially affect its financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended June 30, 2007.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock has been listed on the American Stock Exchange since February 2007 under the symbol "PHC". Prior to that date it was quoted on the Over-the-Counter Bulletin Board under the symbol "PIHC-BB." The following table sets forth the high and low sales price of the Company's Class A Common Stock, as reported.

	HIGH	LOW
2006		
First Quarter (July 1, 2005 – September 30, 2005)	$ 2.95	$ 2.26
Second Quarter (October 1, 2005 – December 31, 2005)	$ 2.90	$ 1.90
Third Quarter (January 1, 2006 – March 31, 2006)	$ 2.40	$ 1.75
Fourth Quarter (April 1, 2006 – June 30, 2006)	$ 2.39	$ 1.95
2007		
First Quarter (July 1, 2006 – September 30, 2006)	$ 2.39	$ 2.00
Second Quarter (October 1, 2006 – December 31, 2006)	$ 3.18	$ 2.00
Third Quarter (January 1, 2007 – March 31, 2007)	$ 3.78	$ 2.76
Fourth Quarter (April 1, 2007 – June 30, 2007)	$ 3.32	$ 2.77

On August 15, 2007, there were 683 holders of record of the Company's Class A Common Stock and 300 holders of record of the Company's Class B Common Stock. The Company did not repurchase any of its equity securities that were registered under Section 12 of the Securities Act during fiscal 2007.

DIVIDEND POLICY

Although the Company has no current restrictions on the issuance of dividends, the Company has never paid any cash dividends on its common stock. The Company anticipates that, in the future, earnings will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on the results of operations, the financial position of the Company and such other factors, as the Company's board of directors, in its discretion, deems relevant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information required with respect to "Securities Authorized for Issuance Under Equity Compensation Plans" is included in Part III, Item 12 in this Annual Report on Form 10-K.

MARKET RISKS

The market price of the Company's common stock has been volatile in the past. The shares have sold at prices varying between a low of $1.75 and a high of $3.78 from July 2005 through June 2007. Trading prices may continue to fluctuate in response to changes in the Company's results of operations from quarter.

Our right to issue convertible preferred stock may adversely affect the rights of the common stock. Our Board of Directors has the right to establish the preferences for and issue up to 1,000,000 shares of preferred stock without further stockholder action. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the market price of and the ability to sell common stock. During the twelve month period ended June 30, 2007, the Company did not issue any preferred stock; however, it did issue 961,539 shares of unregistered Class A Common Stock in a private placement with the requirement to register the common stock which was done in February 2007. (See the Company's report on form 8-K filed with the Securities and Exchange Commission on December 20, 2006 for additional details regarding this transaction).

STOCK PERFORMANCE GRAPH

The following table depicts the cumulative total return on the Company's common stock compared to the cumulative total return for the Nasdaq Composite-US Index and the Nasdaq Health Services Index (which includes both U.S. and foreign companies), an index published by the University of Chicago's Center for Research in Security Prices. The table assumes the investment of $100 on June 30, 2002.

Comparison of Five—Year Cumulative Total Returns
Performance Graph for
PHC, Inc.

Produced on 09/27/2007 including data to 06/29/2007



$500
$400
$300
$200
$100
$0
06/28/2002
06/30/2003
06/30/2004
06/30/2005
06/30/2006
06/29/2007

Legend

Symbol	CRSP Total Returns Index for:	06/2002	06/2003	06/2004	06/2005	06/2006	06/2007
———— ■	PHC, Inc.	100.0	97.5	140.5	320.3	278.5	386.1
—— —— *	Nasdaq Stock Market (US Companies)	100.0	111.0	139.9	141.5	150.4	179.3
- - - - - ▲	Nasdaq Health Services Stocks SIC 8000—8099 US & Foreign	100.0	105.3	156.3	197.5	226.6	265.7

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year—end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 06/28/2002.
E. Data from 6—30—2002 to 1—31—2007 was provided by the client.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of our Company. The selected consolidated financial data as of June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 should be read with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and have been derived from our consolidated financial statements which are included elsewhere in this annual report on Form 10-K and were audited by Eisner LLP, with respect to the period ended June 30, 2007 and 2006 and BDO Seidman, LLP, with respect to June 30, 2005. Each of these firms is an independent registered public accounting firm. The selected consolidated financial data as of and for the years ended June 30, 2004 and 2003 have been derived from our consolidated financial statements not included herein, which were audited by BDO Seidman, LLP, independent registered public accounting firm.

The historical results are not necessarily indicative of the results to be expected for any future period.

PHC, Inc.
Selected Financial Data
As of and for the Years Ended June 30,

	2007	2006	2005	2004	2003
	(in thousands, except share and per share data)				
Statements of Operations Data:					
Revenues	$ 45,127	$ 38,013	$ 34,063	$ 26,649	$ 23,833
Cost and Expenses:					
Patient care expenses	21,965	16,512	14,582	12,422	11,676
Contract expenses	3,103	2,676	2,198	2,392	1,399
Administrative expenses	15,116	13,728	12,424	10,333	8,204
Provision for doubtful accounts	1,934	1,913	1,272	1,356	1,108
Interest expense	649	607	655	532	542
Other (income) expenses including interest income, net	(469)	(158)	(150)	(140)	(129)
Total expenses	42,298	35,278	30,981	26,895	22,801
Income (loss) before income taxes	2,829	2,735	3,082	(246)	1,032
Provision for (benefit from) income taxes	1,147	(1,310)	(74)	11	54
Net income (loss)	1,682	4,045	3,156	(257)	978
Net income (loss) applicable to common shareholders	$ 1,682	$ 4,045	$ 3,156	$ (257)	$ 978
Basic income (loss) per common share	$ 0.09	$ 0.22	$ 0.18	$ (0.02)	$ 0.07
Basic weighted average number of shares outstanding	19,287,665	18,213,901	17,574,678	14,731,395	13,944,047
Diluted income (loss) per common share	$ 0.09	$ 0.21	$ 0.17	$ (0.02)	$ 0.07
Diluted weighted average number of shares outstanding	19,704,697	19,105,193	18,364,076	14,731,395	14,564,078

	2007	2006	2005	2004	2003
Balance Sheet Data:					
Cash and cash equivalents	$ 3,395	$ 1,820	$ 918	$ 595	$ 495
Working capital	7,546	7,208	4,106	241	736
Long-term debt and obligations under capital leases	2,398	2,059	2,712	2,285	3,002
Total stockholders' equity	18,250	13,455	9,102	5,367	1,935
Total assets	27,290	21,715	17,896	13,312	9,412

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

In addition to historical information, this report contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended (the "Exchange Act") and are subject to the Safe Harbor provisions created by the statute. Generally words such as "may", "will", "should", "could", "anticipate", "expect", "intend", "estimate", "plan", "continue", and "believe" or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this report. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements.

The following is a discussion and analysis of the financial condition and results of operations of the Company for the years ended June 30, 2007, 2006 and 2005. It should be read in conjunction with the operating statistics (Part I, Item 1) and selected financial data (Part II, Item 6) and the accompanying consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K.

Overview

The Company presently provides behavioral health care services through two substance abuse treatment centers, a psychiatric hospital, a residential treatment facility and nine outpatient psychiatric centers (collectively called "treatment facilities"). The Company's revenue for providing behavioral health services through these facilities is derived from contracts with managed care companies, Medicare, Medicaid, state agencies, railroads, gaming industry corporations and individual clients. The profitability of the Company is largely dependent on the level of patient census and the payer mix at these treatment facilities. Patient census is measured by the number of days a client remains overnight at an inpatient facility or the number of visits or encounters with clients at outpatient clinics. Payor mix is determined by the source of payment to be received for each client being provided billable services. The Company's administrative expenses do not vary greatly as a percentage of total revenue but the percentage tends to decrease slightly as revenue increases. The Company's internet operation, Behavioral Health Online, Inc., continues to provide behavioral health information through its web site at Wellplace.com but its primary function is Internet technology support for the subsidiaries and their contracts. As such, the expenses related to Behavioral Health Online, Inc. are included as corporate expenses. The Company's research division, Pivotal Research Centers, Inc., contracts with major manufacturers of pharmaceuticals to assist in the study of the effects of certain pharmaceuticals in the treatment of specific illnesses through its clinics in Utah, Michigan and Arizona.

The healthcare industry is subject to extensive federal, state and local regulation governing, among other things, licensure and certification, conduct of operations, audit and retroactive adjustment of prior government billings and reimbursement. In addition, there are on-going debates and initiatives regarding the restructuring of the health care system in its entirety. The extent of any regulatory changes and their impact on the Company's business is unknown. The current administration has put forth proposals to mandate equality in the benefits available to those individuals suffering from mental illness (The Parity Act). If passed, this legislation may improve access to the Company's programs. Managed care has had a profound impact on the Company's operations, in the form of shorter lengths of stay, extensive certification of benefits requirements and, in some cases, reduced payment for services.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, we evaluate our estimates and assumptions, including but not limited to those related to revenue recognition, accounts receivable reserves, income tax valuation allowances, and the impairment of goodwill and other intangible assets. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition and accounts receivable:

Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the period of settlement. Amounts due as a result of cost report settlements is recorded and listed separately on the consolidated balance sheets as "Other receivables". The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

The Company currently has two "at-risk" contracts. The contracts call for the Company to provide for all of the inpatient and outpatient behavioral health needs of the insurance carrier's enrollees in a specified area for a fixed monthly fee per member per month. Revenues are recorded monthly based on this formula and the expenses related to providing the services under these contracts are recorded as incurred. The Company provides as much of the outpatient care directly and, through utilization review, monitors closely, all inpatient and outpatient services not provided directly. The contracts are considered "at-risk" because the payments to third-party providers for services rendered could equal or exceed the total amount of the revenue recorded.

All revenues reported by the Company are shown net of estimated contractual adjustment and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the AICPA "Audit and Accounting Guide for Health Care Organizations." Net contractual adjustments recorded in fiscal 2007 for revenue booked in prior years resulted in an increase in net revenue of approximately $26,430. Net contractual adjustments recorded in fiscal 2006 for revenue booked in prior years resulted in an increase in net revenue of approximately $343,700.

During the fiscal year ended June 30, 2007, a Medicare cost report settlement of $255,600 was received and in the fiscal year ended June 30, 2006, a Medicare cost report settlement of approximately $158,100 was received. No cost report settlements were received during the fiscal year ended June 30, 2005. For the fiscal years ended June 30, 2007, 2006 and 2005, no third party cost report settlements were expected or recorded.

Our accounts receivable systems are capable of providing an aging based on responsible party or payor. This information is critical in estimating our required allowance for bad debts. Below is revenue by payor and the accounts receivable aging information as of June 30, 2007, June 30, 2006 and June 30, 2005 for our treatment services segment.

Net Patient Care Revenue by Payor (in thousands)

	For the Twelve Months Ended					
	June 30, 2007		June 30, 2006		June 30, 2005	
	Amount	Percent	Amount	Percent	Amount	Percent
Private Pay	$1,632	5%	$ 1,207	5%	$ 1,212	5%
Commercial	23,477	65%	17,572	63%	17,608	67%
Medicare*	1,379	4%	946	3%	999	4%
Medicaid	9,535	26%	8,137	29%	6,268	24%
Net Revenue	$ 36,023		$ 27,862		$ 26,087	

* includes Medicare cost report settlement revenue as noted above

Accounts Receivable Aging (Net of allowance for bad debts- in thousands)

Fiscal Year Ended June 30, 2007

Payor	Current	Over 30	Over 60	Over 90	Over 120	Over 150	Over 270	Over 360	Total
Private Pay	$ 102	$ 119	$ 151	$ 108	$ 121	$77	$ 178	$ 36	$ 892
Commercial	1,608	974	616	197	105	100	160	96	3,856
Medicare	134	69	4	15	24	28	--	--	274
Medicaid	1,030	143	68	42	24	230	--	--	1,537
Total	$ 2,874	$ 1,305	$ 839	$ 362	$ 274	$ 435	$ 338	$ 132	$ 6,559

Fiscal Year Ended June 30, 2006

Payor	Current	Over 30	Over 60	Over 90	Over 120	Over 150	Over 270	Over 360	Total
Private Pay	$ 113	$ 119	$ 106	$ 113	$ 84	$593	$ 33	$ 23	$ 1,184
Commercial	1,499	595	364	284	229	836	126	92	4,025
Medicare	133	38	6	17	18	73	--	--	285
Medicaid	971	152	69	32	34	243	--	--	1,501
Total	$ 2,716	$ 904	$ 545	$ 446	$ 365	$ 1,745	$ 159	$ 115	$ 6,995

Fiscal Year Ended June 30, 2005

Payor	Current	Over 30	Over 60	Over 90	Over 120	Over 150	Over 270	Over 360	Total
Private Pay	$ 247	$ 139	$ 98	$ 64	$ 75	$ 154	$ 127	$ 32	$ 936
Commercial	1,708	645	389	239	216	379	208	26	3,810
Medicare	121	16	7	--	--	1	--	--	145
Medicaid	556	277	94	74	96	342	--	--	1,439
Total	$ 2,632	$ 1,077	$ 588	$ 377	$ 387	$ 876	$ 335	$ 58	$ 6,330

Pharmaceutical study revenue is recognized only after a pharmaceutical study contract has been awarded and the patient has been selected and accepted based on study criteria and billable units of service are provided. Where a contract requires completion of the study by the patient, no revenue is recognized until the patient completes the study program. All revenues and receivables from our research division are derived from pharmaceutical companies with no related bad debt allowance.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period. All revenues and receivables from our contract services division are based on a prorated monthly allocation of the total contract amount and usually paid within 30 days of the end of the month.

Allowance for doubtful accounts:

The provision for bad debts is calculated based on a percentage of each aged accounts receivable category beginning at 0-5% on current accounts and increasing incrementally for each additional 30 days the account remains outstanding until the account is over 360 days outstanding, at which time the provision is 80-100% of the outstanding balance. These percentages vary by facility based on each facility's experience in and expectations for collecting older receivables. The Company compares this required reserve amount to the current "Allowance for doubtful accounts" to determine the required bad debt expense for the period. This method of determining the required "Allowance for doubtful accounts" has historically resulted in an allowance for doubtful accounts of 20% or greater of the total outstanding receivables balance.

Income Taxes:

The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company's policy is to record a valuation allowance against deferred tax assets unless it is more likely than not that such assets will be realized in future periods. During the fourth quarter of fiscal year ended June 30, 2006, the Company recognized 100% of its federal deferred tax benefit based on past profitability and future projections. The total tax benefit recorded was $1,638,713. During fiscal 2007 the company recorded a provision for tax expense of $1,147,000 a blended state and federal tax rate of approximately 40.5%.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets are initially created as a result of business combinations or acquisitions. The Company makes significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses and the Company's business plans for the acquired businesses in determining the value ascribed to the assets acquired. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to: (i) future expected cash flows from services to be provided, customer contracts and relationships, and (ii) the acquired market position. These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require the Company to record an impairment charge in the period in which the Company identifies the impairment.

Investment in Seven Hills

Included in other assets as of June 30, 2007 is the Company's investment in Seven Hills Psych Center, LLC of $400,000. This LLC holds the assets of the Seven Hills Hospital currently being built and expected to be complete in the early part of calendar year 2008. Also included is the escrow deposit of $1,362,000 the Company has made toward the leasehold improvements for the anticipated leasing arrangement upon completion of the construction of the building.

Results of Operations

During the fiscal year ended June 30, 2007 the Company experienced a significant decrease in the revenues in the research division due to delays in study starts. This change in the research division is not evident in the table below because of large increases in the Company's core business. The decrease in the research division results are outlined below and detailed in Note K to the financial statements accompanying this report under the heading "Pharmaceutical Study Services".

The following table illustrates our consolidated results of operations for the years ended June 30, 2007, 2006 and 2005 (in thousands):

	2007		2006		2005	
Statements of Operations Data:			(in thousands)			
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Revenue	$ 45,127	100.0%	$ 38,013	100.0%	$ 34,063	100.0%
Costs and expenses:						
Patient care expenses	21,921	48.6%	16,512	43.5%	14,582	42.8%
Contract expenses	3,103	6.9%	2,676	7.0%	2,198	6.5%
Administrative expenses	15,161	33.6%	13,727	36.1%	12,424	36.5%
Provision for bad debts	1,933	4.3%	1,913	5.0%	1,272	3.7%
Interest expense	649	1.4%	607	1.6%	655	1.9%

Other (income) expenses, net	(469)	-1.0%	(158)	-0.4%	(150)	-0.4%
Total expenses	42,298	93.7%	35,278	92.8%	30,981	91.0%
Income before income taxes	2,829	6.3%	2,735	7.2%	3,082	9.0%
Benefit from (provision for) income taxes	(1,147)	-2.5%	1,310	3.4%	74	0.2%
Net income	$ 1,682	3.8%	$ 4,045	10.6%	$ 3,156	9.3%

Year ended June 30, 2007 as compared to year ended June 30, 2006

The Company's income from its operations decreased 5.48% to $3,009,904 for the fiscal year ended June 30, 2007 from $3,184,426 for the fiscal year ended June 30, 2006. Net income, decreased 58.4% to $1,682,283 for the fiscal year ended June 30, 2007 from $4,045,482 for the fiscal year ended June 30, 2006. This decrease is the result of $1,147,000 in provision for tax expense recorded in fiscal 2007 as compared to $1,310,103 in net income tax benefit recorded in fiscal 2006. Income before taxes increased 3.43% to $2,829,283 for the fiscal year ended June 30, 2007 from $2,735,379 for the fiscal year ended June 30, 2006. This increase was primarily due to the two new contracts added during the year that are projected to increase gross revenues by $10,000,000 annually, once fully implemented, and increased patient census . This increase is significant since it includes start-up costs of these contracts of approximately $100,000 and uncapitalizable costs of the Meditech software implementation in progress and the construction in progress of the Seven Hills Hospital. We also experienced a down-turn in the pharmaceutical revenue as it is dependent on unpredictable study starts and largely volatile as shown in "Note K – Segment Information" in the accompanying financial statements for the period ended June 30, 2007, 2006 and 2005.

Total revenues increased 18.72% to $45,127,477 for the year ended June 30, 2007 from $38,013,092 for the year ended June 30, 2006.

Total net patient care revenue from all facilities increased 29.29% to $36,022,529 for the year ended June 30, 2007 as compared to $27,861,701 for the year ended June 30, 2006. Patient days increased over 5,291 days for the fiscal year ending June 30, 2007 over the fiscal year ended June 30, 2006. In October 2005 the Company opened 20 additional residential beds, increasing our available beds from 160 to 180. These additional available beds accounted for approximately 74% of the increase in patient days for the fiscal year ended June 30, 2007. The contracted rate for these residential beds is lower than that of our other facilities, which negatively impacts our revenue per patient day without positive changes in our census and payor mix at our other facilities. Net inpatient care revenue from inpatient psychiatric services increased 14.56% to $21,508,417 for the year ended June 30, 2007 from $18,775,198 the fiscal year ended June 30, 2006. This increase is due to a change in payor mix to payors with more favorable approved rates and from the increase in residential treatment beds. Net partial hospitalization and outpatient care revenue increased 59.7% to $14,514,112 for the year ended June 30, 2007 from $9,086,503 for the year ended June 30, 2006. This increase is primarily due to the new capitated contract and high usage of these step-down programs by managed care as a treatment alternative to inpatient care. Pharmaceutical study revenue decreased 21.3% to $4,564,314 for the year ended June 30, 2007 from $5,799,815 for the year ended June 30, 2006. This decrease is largely due to the delay in the start of some significant studies that were expected to start in the first quarter of the year but did not start until the fourth quarter of fiscal 2007 and a large study that ran in the last half of fiscal 2006. Revenues increased in our contract support services division, Wellplace. Wellplace revenues increased 4.3% to $4,540,634 for the year ended June 30, 2007 from $4,351,576 for the year ended June 30, 2006. This increase in revenue is primarily due to increases in contract rates. All revenues reported in the accompanying consolidated statements of operations are shown net of estimated contractual adjustments and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the AICPA Audit and Accounting Guide for Health Care Organizations.

Patient care expenses, excluding research, increased by $5,468,817, or 38.3%, to $19,738,357 for the year ended June 30, 2007 from $14,269,540 for the year ended June 30, 2006 due to the increase in available beds contributing to the increase in patient census at our inpatient facilities and the increased utilization of our out-patient services as a result of the new capitated rate contract. Inpatient census increased by 5,291 patient days, 10.7%, for the year ended June 30, 2007 compared to the year ended June 30, 2006. Contract expense, which includes the cost of outside service providers for our capitated contracts increased 650.6% to $1,785,697 for the year ended June 30, 2007 from $237,899 for the year ended June 30, 2006 due to the new capitated rate contract effective January 1, 2007. This contract has an expected annual gross revenue of approximately $8,000,000 and calls for the Company to provide behavioral health care for approximately 325,000 members. Payroll and service related consultant including agency nursing increased 31.6% to $14,579,031 for the year ended June 30, 2007 from $11,075,774 for the year ended June 30, 2006, Food and dietary expense increased 1.0% to $776,796 for the year ended June 30, 2007 from $769,367 for the year ended June 30, 2006, hospital supplies expense increased 30.3% to $93,204 for the year ended June 30, 2007 from $71,539 for the year ended June 30, 2006, and other patient related expenses increased to 7.5% to $101,277 for the year ended June 30, 2007 from $94,218 for the year ended June 30, 2006. All of these increases were a result of increased patient census and increased utilization of our out patient services. We continue to closely monitor the ordering of all hospital supplies, food and pharmaceutical supplies but these expenses all relate directly to the number of days of inpatient services we provide and are expected to increase with higher patient census and out patient visits. (see "Operating Statistics" Part I, Item 1).

Patient care expenses for the research division decreased 2.7% to $2,182,357 for the year ended June 30, 2007 from $2,242,900 for the year ended June 30, 2006. This decrease is due to the delay in the start of studies. Payroll and related direct care expenses decreased 17.0% to $1,463,009 for the year ended June 30, 2007 from $1,763,308 for the year ended June 30, 2006. Patient supplies expense decreased 36.0% to $24,830 for the year ended June 30, 2007 from $38,770 for the year ended June 30, 2006. Other patient related expenses increased 53.0% to $694,518 for the year ended June 30, 2007 from $453,822 for the year ended June 30, 2006. This increase is primarily due to the increased advertising to gear up for the new studies started in the fourth quarter of the 2007 fiscal year.

Cost of contract support services related to Wellplace increased 15.9% to $3,102,551 for the year ended June 30, 2007 from $2,676,340 for the year ended June 30, 2006. This increase is due to the increased staffing to support the smoking cessation contract which started in November 2005 and increases in related employee expenses and the increased cost related to the smoking cessation software maintenance. Payroll and payroll related expenses increased 23.6% to $1,576,061 for the year ended June 30, 2007 from $1,274,937 for the year ended June 30, 2006.

Provision for doubtful accounts increased 1.1% to $1,933,499 for the fiscal year ended June 30, 2007 from $1,912,516 for the fiscal year ended June 30, 2006. This increase is a result of increases in accounts receivable in line with increases in revenue. The policy of the Company is to provide an allowance for doubtful accounts based on the age of receivables resulting in higher bad debt expense as receivables age. The goal of the Company, given this policy, is to keep any increase in the provision for doubtful accounts in line with increases in revenue.

The environment the Company operates in today makes collection of receivables, particularly older receivables, more difficult than in previous years. Accordingly, the Company has increased staff, standardized some procedures for collecting receivables and instituted a more aggressive collection policy, which has for the most part resulted in an overall decrease in the age of its accounts receivable. The Company's gross receivables from direct patient care has increased 2.3% to $10,323,972 for the year ended June 30, 2007 from $10,096,061 for the year ended June 30, 2006, the Company believes its reserve of approximately 36% is sufficient based on the age of the receivables. We continue to reserve for bad debt based on managed care denials and past difficulty in collections. The growth of managed care has negatively impacted reimbursement for behavioral health services with higher contractual adjustments and a higher rate of denials requiring and higher reserves.

Total administrative expenses, excluding research, increased 13.5% to $12,722,007 for the year ended June 30, 2007 from $11,210,296 for the year ended June 30, 2006. Administrative salaries increased 20.6% to $4,232,863 for the year ended June 30, 2007 from $3,508,980 for the year ended June 30, 2006. Payroll tax expense increased 16.9% to $354,229 for the year ended June 30, 2007 from $302,932 for the year ended June 30, 2006. Employee benefits increased 16.1% to $676,464 for the year ended June 30, 2007 from $582,785 for the year ended June 30, 2006. Other employee benefits increased 93.1% to $239,555 for the year ended June 30, 2007 from $124,035 for the year ended June 30, 2006. All of these increases in payroll and employee related expenses are a result of an increase of approximately 200% in the staff at our Las Vegas out patient location to service the new capitated rate contract and greater competition for experienced health care administrative staff resulted in these increased salaries. General insurance expense increased 17.9% to $760,338 for the year ended June 30, 2007 from $644,882 for the year ended June 30, 2006 due to general increases in property and liability insurance and the addition of three additional out patient sites, two in Las Vegas and one in Arizona. Rent expense increased 28.9% to $1,440,342 for the year ended June 30, 2007 from $1,117,098 for the year ended June 30, 2006. This increase is due to the three additional clinics opened this year and normal CPI increases included in our property leases. Transfer fee expense increased 255.6% to $91,932 for the year ended June 30, 2007 from $25,856 for the year ended June 30, 2006 as a result of the initial American Stock Exchange listing fee.

Total administrative expenses for the research division decreased 3.1% to $2,438,802 for the year ended June 30, 2007 from $2,517,074 for the year ended June 30, 2006. Administrative payroll and taxes was the most significant of the change as it decreased 5.7% to $974,695 for the year ended June 30, 2007 from $1,033,160 for the year ended June 30, 2006 due to the closing of the Michigan office and the decrease in study activity. Advertising expense decreased 25.4% to $216,953 for the year ended June 30, 2007 from $290,673 for the year ended June 30, 2006. This decrease was also a result of the decrease in study activity.

Interest expense increased 7.0% to $649,166 for the year ended June 30, 2007 from $606,893 for the year ended June 30, 2006. This increase is due to the amortization of $55,728 and the write off of $13,932 debt discount on the old debt to interest and amortization of $4,868 on the new debt discount as a part of the debt refinancing in June 2007.

The Company's provision for income taxes of $1,147,000 for the year ended June 30, 2007 represents a blended state and federal tax rate of approximately 40.5% compared to the prior years tax provision excluding the tax benefit of $328,610 for the year ended June 30, 2006, which was significantly below the Federal statutory rate of 34% primarily due to the utilization of net operating loss carry-forwards. In the fiscal year ended June 30, 2006, the Company reduced the valuation allowance due to its evaluation of the future likelihood of realization based on past profitability and future expectations of profitability, and recognized 100% of its available federal tax benefit of $1,638,713 and eliminated the valuation allowance against the deferred tax asset for federal purposes.

Year ended June 30, 2006 as compared to year ended June 30, 2005

The Company's income from its operations decreased 11.2% to $3,184,426 for the fiscal year ended June 30, 2006 from $3,587,412 the fiscal year ended June 30, 2005. Net income, increased 28.2% to $4,045,482 for the fiscal year ended June 30, 2006 from $3,155,900 for the fiscal year ended June 30, 2005. This increase is primarily the result of $1,638,713 in income tax benefit recorded in fiscal 2006 as compared to $209,000 tax benefit recorded in fiscal 2005, start-up costs experienced in fiscal 2006 for a major contract at our Las Vegas location, start-up costs incurred as a result of the addition of 20 beds at the Detroit Behavioral Institute facility and increased bad debt and professional fees related to the system crash at our Harbor Oaks facility.

Total revenues increased 11.6% to $38,013,092 for the year ended June 30, 2006 from $34,063,258 for the year ended June 30, 2005.

Total net patient care revenue from all facilities increased 6.8% to $27,861,701 for the year ended June 30, 2006 as compared to $26,087,088 for the year ended June 30, 2005. Patient days increased over 6,861 days for the fiscal year ending June 30, 2006 over the fiscal year ended June 30, 2005. In December 2004, the Company opened 30 residential beds increasing our available beds from 130 to 160 and in October 2005 the Company opened 20 additional residential beds, increasing our available beds from 160 to 180. These additional available beds accounted for the increase in patient days for the fiscal year ended June 30, 2006. The contracted rate for these residential beds is lower than that of our other facilities, which negatively impacts our revenue per patient day. Net inpatient care revenue from inpatient psychiatric services increased 1.7% to $18,775,198 for the year ended June 30, 2006 from $18,469,578 the fiscal year ended June 30, 2005. This increase is due to a change in payor mix resulting in part from the increased residential treatment beds. Net partial hospitalization and outpatient care revenue increased 19.3% to $9,086,503 for the year ended June 30, 2006 from $7,617,510 for the year ended June 30, 2005. This increase is partially due to increased outpatient contracts and high usage of these step-down programs by managed care as a treatment alternative to inpatient care. Pharmaceutical study revenue increased 28.6% to $5,799,815 for the year ended June 30, 2006 from $4,509,338 for the year ended June 30, 2005. This increase is due in part to a large study started in the third quarter of this fiscal year. Revenues also increased in our contract support services division, Wellplace. Wellplace revenues increased 25.5% to $4,351,576 for the year ended June 30, 2006 from $3,466,832 for the year ended June 30, 2005. This increase in revenue is primarily due to the start of a new smoking cessation contract with a major government contractor in November 2005. All revenues reported in the accompanying consolidated statements of operations are shown net of estimated contractual adjustments and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the AICPA Audit and Accounting Guide for Health Care Organizations.

Patient care expenses, excluding research, increased by $1,364,254, or 10.6%, to $14,269,540 for the year ended June 30, 2006 from $12,905,286 for the year ended June 30, 2005 due to the increase in available beds and resulting increase in patient census at our inpatient facilities. Inpatient census increased by 6,861 patient days, 16%, for the year ended June 30, 2006 compared to the year ended June 30, 2005. Direct patient care payroll and payroll related expenses increased 9.7% to $11,764,978 for the year ended June 30, 2006 from $10,727,317 for the year ended June 30, 2005, food and dietary expense increased 21.4% to $769,367 for the year ended June 30, 2006 from $633,869 for the year ended June 30, 2005, hospital supplies expense increased 37.9% to $71,539 for the year ended June 30, 2006 from $51,863 for the year ended June 30, 2005, laboratory fees increased 36.4% to $219,063 for the year ended June 30, 2006 from $160,603 for the year ended June 30, 2005, agency nursing expense increased 38.8% to $166,047 for the year ended June 30, 2006 from $119,672 for the year ended June 30, 2005 and other patient related expenses increased to $94,218 for the year ended June 30, 2006 from $45,481 for the year ended June 30, 2005. All of these increases were a result of increased patient census and increased needs of the patients based on the severity of their illness and the start up of the additional 20 bed residential unit in October 2005. We continue to closely monitor the ordering of all hospital supplies, food and pharmaceutical supplies but these expenses all relate directly to the number of days of inpatient services we provide and are expected to increase with higher patient census. (see "Operating Statistics" Part I, Item 1).

Patient care expenses for the research division increased 33.8% to $2,242,900 for the year ended June 30, 2006 from $1,676,749 for the year ended June 30, 2005. This increase is due to increased study activity. Payroll and related direct care expenses increased 37.0% to $1,763,308 for the year ended June 30, 2006 from $1,287,038 for the year ended June 30, 2005. Patient supplies expense increased 68.3% to $38,770 for the year ended June 30, 2006 from $23,040 for the year ended June 30, 2005. Patient stipends and other patient related expenses increased 23.9% to $453,822 for the year ended June 30, 2006 from $366,671 for the year ended June 30, 2005. These expenses are expected to increase in a direct relationship with the increases in related revenue.

Cost of contract support services related to Wellplace increased 21.8% to $2,676,340 for the year ended June 30, 2006 from $2,197,518 for the year ended June 30, 2005. This increase is due to the start up costs related to the smoking cessation contract with a major government contractor which started in November 2005. Expenses are expected to increase as new contracts are added. With the exception of depreciation and legal fees, all expenses for Wellplace increased as a result of this contract. Payroll and payroll related expenses increased 27.0% to $1,274,937 for the year ended June 30, 2006 from $1,003,988 for the year ended June 30, 2005.

Provision for doubtful accounts increased 50.4% to $1,912,516 for the fiscal year ended June 30, 2006 from $1,272,037 for the fiscal year ended June 30, 2005. This increase is primarily the result of the system crash at Harbor Oaks which delayed billing and the processing of payments for more than four months, creating a delay in payments and in appeals processing. The facility continues to collect on these old accounts, which is evident by the lower expense for the facility in the last half of the fiscal year; however, the policy of the Company is to provide an allowance for doubtful accounts based on the age of receivables resulting in higher bad debt expense and a significant increase in the allowance for doubtful accounts.

The environment the Company operates in today makes collection of receivables, particularly older receivables, more difficult than in previous years. Accordingly, the Company has increased staff, standardized some procedures for collecting receivables and instituted a more aggressive collection policy, which has for the most part resulted in an overall decrease in the age of its accounts receivable. The Company's gross receivables from direct patient care has increased 21.8% to $10,096,061 for the year ended June 30, 2006 from $8,287,365 for the year ended June 30, 2005. The Company believes its reserve of approximately 31% is sufficient based on the age of the receivables. We continue to reserve for bad debt based on managed care denials and past difficulty in collections. The growth of managed care has negatively impacted reimbursement for behavioral health services with a higher rate of denials requiring higher contractual adjustments and higher reserves.

Total administrative expenses, excluding research, increased 16.0% to $11,210,296 for the year ended June 30, 2006 from $9,667,138 for the year ended June 30, 2005. Legal expense decreased 39.0% to $156,054 for the year ended June 30, 2006 from $255,794 for the year ended June 30, 2005, due to the booking of some residual legal fees last year for the North Point litigation settled in fiscal 2004 and legal fees associated with finalizing the collective bargaining agreement for Harbor Oaks Hospital. Administrative salaries increased 14.9% to $3,508,980 for the year ended June 30, 2006 from $3,054,294 for the year ended June 30, 2005. Greater competition for experienced health care administrative staff resulted in these increased salaries. Insurance expense increased 9.7% to $644,882 for the year ended June 30, 2006 from $587,751 for the year ended June 30, 2005 due to general increases in property and liability insurance. Accounting fees, which includes non-audit accounting services, including but not limited to taxes, cost reports and individual contract audits, provided by firms other than our principal audit firm, increased 45.8% to $336,425 for the year ended June 30, 2006 from $230,791 for the year ended June 30, 2005. Fees and licenses expense increased 19.1% to $294,165 for the year ended June 30, 2006 from $247,076 for the year ended June 30, 2005. This increase is due to the Michigan quality assurance assessment fee, which accounted for the majority of the increase. Rent expense increased 17.1% to $1,117,098 for the year ended June 30, 2006 from $953,667 for the year ended June 30, 2005. This increase is due to the opening of the additional 20 residential bed unit at Detroit Behavioral Institute.

Total administrative expenses for the research division decreased 8.7% to $2,517,074 for the year ended June 30, 2006 from $2,757,118 for the year ended June 30, 2005. This decrease is due to a decrease in legal expenses, decrease in administrative salaries and a decrease in general insurance costs. Administrative payroll and taxes was the most significant of these changes as it decreased 10.8% to $1,033,160 for the year ended June 30, 2006 from $1,158,394 for the year ended June 30, 2005 due to the closing of the Las Vegas office and a decrease in accrued bonuses.

Interest expense decreased 7.3% to $606,893 for the year ended June 30, 2006 from $654,871 for the year ended June 30, 2005. This decrease is due to the decrease in outstanding debt of the Company. The prime rate, which remained relatively stable over the last fiscal year, dictates the interest rate on the majority of the Company's long-term debt, therefore, the reduction of interest is only a result of the decrease in outstanding debt.

The Company's provision for income taxes exclusive of deferred income tax benefits of $328,610 and $135,969 for the years ended June 30, 2006 and June 30, 2005, respectively, are significantly below the Federal statutory rate of 34% primarily due to the utilization of net operating loss carry-forwards. Total provision for income tax expense for fiscal 2006 and 2005 represents state income taxes for certain subsidiaries with no available net operating loss carry-forwards. In the past, the Company has provided a significant valuation allowance against its deferred tax asset and recognized a tax benefit of $209,392 in the fiscal year ended June 30, 2005, based on the estimated taxable income for the fiscal year ended June 30, 2006. In the fiscal year ended June 30, 2006, the Company reduced the valuation allowance due to its evaluation of the future likelihood of realization based on past profitability and future expectations of profitability, and recognized 100% of its available tax benefit and eliminated the valuation allowance against the deferred tax asset for federal purposes.

Liquidity and Capital Resources

As of June 30, 2007, the Company had working capital of $7,545,549, including cash and cash equivalents of $3,395,173, compared to working capital of $7,208,291, including cash and cash equivalents of $1,820,105 at June 30, 2006.

Cash provided by operating activities was $3,543,597 for the year ended June 30, 2007, compared to $3,134,306 for the year ended June 30, 2006. Cash provided by operations in fiscal 2007 consists of the net income of $1,682,283, offset by an increase in total increase in accounts receivable of $855,237, an increase in prepaid expenses of $197,945, an increase in other assets of $229,885 and a decrease in accounts payable of $247,818. These uses of cash from operations were offset by a $735,933 increase in accrued expenses and other liabilities and further offset by non-cash items including depreciation and amortization of $744,206, non-cash interest expense of $164,994, change in deferred tax expense asset of $863,000, a change in allowance for bad debt of $663,999 and stock based compensation of $220,067.

Cash used in investing activities in fiscal 2007 consisted of $955,459 in capital expenditures for the acquisition of property and equipment, $400,000 investment in the Seven Hills Psych Center, LLC and $1,719,623 in advances on the construction in progress for the Seven Hills Hospital, compared to $710,638 in capital expenditures for property and equipment in the fiscal year ended June 30, 2006. Other than Seven Hills related investments, the increase was primarily due the purchase and implementation of the Meditech software and the upgrade of hardware to accommodate the software Company wide.

Cash provided by financing activities in fiscal 2007 consisted of $1,246,798 in net debt repayments, $83,664 in deferred financing costs; and $64,783 in private placement costs offset by $2,501,798 received from the issuance of common stock.

A significant factor in the liquidity and cash flow of the Company is the timely collection of its accounts receivable. As of June 30, 2007 accounts receivable from patient care, net of allowance for doubtful accounts, decreased approximately 6% to $6,559,387 on June 30, 2007 from $6,995,475 on June 30, 2006. This decrease is due to an increase in the allowance for bad debt and the faster turn around of receivables related to the new capitatated contract. The Company's goal is to reduce receivables or to have any increases result from higher revenues and timing of receivables collection. Better accounts receivable management due to increased staff, standardization of some procedures for collecting receivables and a more aggressive collection policy has made this possible in behavioral health, which is typically a difficult collection environment. Increased staff has allowed the Company to concentrate on current accounts receivable and resolve any problem issues before they become uncollectible. The Company's collection policy calls for early contact with insurance carriers with regard to payment, use of fax and registered mail to follow-up or resubmit claims and earlier employment of collection agencies to assist in the collection process. The Company's collectors will also seek assistance through every legal means, including the State Insurance Commissioner's office, when appropriate, to collect claims. At the same time, the Company continues to closely monitor reserves for bad debt based on potential insurance denials and past difficulty in collections.

In order to facilitate the equity component for the build-out of the Company's Las Vegas hospital project, Seven Hills, on December 19, 2006, the Company entered into an agreement pursuant to which the Company sold $2,000,000 in unregistered Class A Common Stock to a single investor. The agreement allowed the investor, Camden Partners Limited Partnership, to purchase $2,000,000 in PHC, Inc. Class A Common Stock at $2.08 per share, which is the average selling price per share over the 20 trading days prior to the sale, minus 4%. (For additional details regarding this transaction see the Company's current report on form 8-K filed with the Securities and Exchange Commission on December 20, 2006).

Contractual Obligations

The Company's future minimum payments under contractual obligations related to capital leases, operating leases and term notes as of June 30, 2007 are as follows (in thousands):

YEAR ENDING June 30	TERM NOTES		CAPITAL LEASES		OPERATING LEASES	TOTAL**
	Principal	Interest	Principal	Interest	Payments	
2008	$ 1,134	$ 25	$ 206	$ 41	$ 2,088	$ 3,494
2009	625	20	170	25	2,072	2,912
2010	53	16	45	14	1,764	1,892
2011	46	12	11	6	721	796
2012	51	8	--	--	304	363
2013	57	3	--	--	261	321
Total	$ 1,966	$ 84	$ 432	$ 86	$ 7,210	$ 9,778

* The Meditech Lease – The total Capital Lease amount above includes the Meditech Lease, which was previously listed separately since almost the total amount on the lease has been advanced and we have begun the implementation process as of July 1, 2007.

** Total does not include the amount due under the revolving credit note of $1,518,742. This amount represents an accounts receivable funding described below and is shown as a current note payable in the accompanying Financial Statements.

In addition to the above, the Company is also subject to three contingent notes with a total face value of $2,500,000 as part of the Pivotal acquisition. Of these notes, one for $1,000,000 and one for $500,000, bear interest at 6% per annum. These notes are subject to additional adjustment based on the earnings of the acquired operations. Since adjustment can be positive or negative based on earnings, with no ceiling or floor, the liability for these notes was only recorded after the required revenue targets were met. This treatment is in accordance with SFAS No. 141, "Business Combinations", which states that contingent consideration should be recognized only when determinable beyond a reasonable doubt. Payments on the $1,000,000 note began on January 1, 2005. The above table includes the outstanding balance on this note of $441,109 which represents the earn out for the Pivotal acquisition through December 31, 2005 net of payments made through June 30, 2007. Earn-out requirements have been met on the $500,000 note which resulted in the recording of this earn-out note in the amount of $923,934 which includes $80,000 in accrued interest. The above table includes the outstanding balance on this note of $729,801. The final note for $1,000,000 does not bear interest, is also subject to adjustment based on earnings but has a minimum value of $200,000 to be paid in PHC, Inc. Class A Common Stock on March 31, 2009. This minimum liability has been recorded with imputed interest of 6% and $180,112 is included in the schedule above. (See Note C to the consolidated financial statements included in this report for additional details on the Pivotal acquisition)

In October 2004, the Company entered into a revolving credit, term loan and security agreement with CapitalSource Finance, LLC to replace the Company's primary lender and provide additional liquidity. Each of the Company's material subsidiaries, other than Pivotal Research Centers, Inc, is a co-borrower under the agreement. This agreement was amended on June 13, 2007 to increase the amount available under the term loan, extend the term, decrease the interest rates and modify the covenants based on the Company's current financial position. The agreement now includes a term loan in the amount of $3,000,000, with a balance of $289,143 at June 30, 2007, and an accounts receivable funding revolving credit agreement with a maximum loan amount of $3,500,000. In conjunction with this refinancing the Company paid $32,500 in commitment fees and approximately $53,000 in legal fees and issued a warrant to purchase 250,000 shares of Class A Common Stock at $3.09 per share valued at $456,880. The relative fair value of the warrants was recorded as deferred financing costs and is being amortized over the period of the loan as additional interest.

The term loan note carries interest at prime plus .75%, but not less than 6.25%, with twelve monthly reductions in available credit of $50,000 beginning July 1, 2007 and increasing to $62,500 on July 1, 2009 until the expiration of the loan. As of June 30, 2007 the Company had $2,710,857 available under the term loan.

The revolving credit note carries interest at prime plus .25%, but not less than 4.75% paid through lock box payments of third party accounts receivable. The revolving credit term is three years, renewable for two additional one-year terms. The balance on the revolving credit agreement as of June 30, 2007 was $1,518,742. For additional information regarding this transaction, see the Company's current report on form 8-K filed with the Securities and Exchange Commission on October 22, 2004. The balance outstanding as of June 30, 2007 for the revolving credit note is not included in the above table. The average interest rate paid on the revolving credit loan, which includes the amortization of deferred financing costs related to the financing of the debt, was 14.28%.

This agreement was amended on June 13, 2007 to modify the terms of the agreement. Advances are available based on a percentage of accounts receivable and the payment of principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime (8.25% at June 30, 2007) plus 0.25%, but not less than 4.75%. The amended term of the agreement is for two years, renewable for two additional one year terms. Upon expiration, all remaining principal and interest are due. The revolving credit note is collateralized by substantially all of the assets of the Company's subsidiaries except Pivotal Research Centers, Inc. and guaranteed by PHC.

Off Balance Sheet Arrangements

The Company has no off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to the Company.

Aging of accounts receivables could result in our inability to collect receivables. As our accounts receivable age and become uncollectible our cash flow is negatively impacted. Our accounts receivable from patient accounts (net of allowance for bad debts) were $6,559,387 at June 30, 2007 compared with $6,995,475 at June 30, 2006. As we expand, we will be required to seek payment from a larger number of payors and the amount of accounts receivable will likely increase. We have focused on better accounts receivable management through increased staff, standardization of some procedures for collecting receivables and a more aggressive collection policy in order to keep the change in receivables consistent with the change in revenue. We have also established a more aggressive reserve policy, allowing greater amounts of reserves as accounts age from the date of billing. If the amount of receivables, which eventually become uncollectible, exceeds such reserves, we could be materially adversely affected. The following chart represents our Accounts Receivable and Allowance for Doubtful Accounts at June 30, 2007 and 2006, respectively, and Bad Debt Expense for the years ended June 30, 2007 and 2006:

	Accounts Receivable	Allowance for doubtful accounts	Bad Debt Expense
June 30, 2007	$ 10,323,972	$ 3,764,585	$ 1,933,499
June 30, 2006	10,096,061	3,100,586	1,912,516

The Company relies on contracts with more than ten clients to maintain patient census at its inpatient facilities and the loss of any of such contracts would impact our ability to meet our fixed costs. We have entered into relationships with large employers, health care institutions and labor unions to provide treatment for psychiatric disorders, chemical dependency and substance abuse in conjunction with employer-sponsored employee assistance programs. The employees of such institutions may be referred to us for treatment, the cost of which is reimbursed on a per diem or per capita basis. Approximately 30% of our total revenue is derived from these clients. No one of these large employers, health care institutions or labor unions individually accounts for 10% or more of our consolidated revenues, but the loss of any of these clients would require us to expend considerable effort to replace patient referrals and would result in revenue losses and attendant loss in income.

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial reporting, and we are currently evaluating the impact, if any, the adoption of FIN 48 will have on our disclosure requirements,

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 108, "Considering the Effects on Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 requires registrants to quantify errors using both the income statement method (i.e. iron curtain method) and the rollover method and requires adjustment if either method indicates a material error. If a correction in the current year relating to prior year errors is material to the current year, then the prior year financial information needs to be corrected. A correction to the prior year results that are not material to those years, would not require a "restatement process" where prior financials would be amended. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon adoption SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007, the beginning of the Company's 2009 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company's financial position and results of operations.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"), including an amendment of FASB Statement No. 115. SFAS No. 159 allows companies to choose to elect to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2009. The Company is assessing the impact the adoption of SFAS No. 159 will have on the Company's financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market price of our common stock could be volatile and fluctuate significantly in response to various factors, including:

- Differences in actual and estimated earnings and cash flows;
- Operating results differing from analysts' estimates;
- Changes in analysts' earnings estimates;
- Quarter-to-quarter variations in operating results;
- Changes in market conditions in the behavioral health care industry;
- Changes in market conditions in the research industry;
- Changes in general economic conditions; and
- Fluctuations in securities markets in general.

Financial Risk

- Our interest expense is sensitive to changes in the general level of interest rates. With respect to our interest-bearing liabilities, all of our long-term debt outstanding is subject to rates at prime plus .25% and prime plus .75%, which makes interest expense increase with changes in the prime rate. On this debt, each 25 basis point increase in the prime rate will affect an annual increase in interest expense of approximately $4,460.

- Failure to meet targeted revenue projections could cause us to be out of compliance with covenants in our debt agreements requiring a waiver from our lender. A waiver of the covenants may require our lender to perform additional audit procedures to assure the stability of their security which could require additional fees.

Item 8. Financial Statements and Supplementary Data.

Financial statements and supplementary data required pursuant to this Item 8 begin on page F-1 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
PHC, Inc.

We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PHC, Inc. and subsidiaries at June 30, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eisner LLP

New York, New York
September 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
PHC, Inc.:

We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of PHC, Inc. and subsidiaries for the year ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of PHC, Inc. and subsidiaries for the year ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Boston, Massachusetts
August 23, 2005

PHC, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30, 2007	June 30, 2006
ASSETS (Note A)		
Current assets:		
Cash and cash equivalents	$ 3,395,173	$ 1,820,105
Accounts receivable, net of allowance for doubtful accounts of $3,764,583 and $3,100,586 at June 30, 2007 and 2006, respectively	6,524,387	6,955,475
Pharmaceutical research receivables	1,942,268	1,470,019
Prepaid expenses	688,600	490,655
Other receivables and advances	868,628	751,791
Deferred tax assets	2,015,000	2,841,000
Total current assets	15,434,056	14,329,045
Accounts receivable, non-current	35,000	40,000
Other receivables	91,697	53,457
Property and equipment, net	2,121,191	1,799,888
Deferred financing costs, net of amortization of $150,124 and $106,422 at June 30, 2007 and 2006, respectively	613,865	117,023
Customer relationships, net of amortization of $380,000 and $260,000 at June 30, 2007 and 2006, respectively	2,020,000	2,140,000
Goodwill	3,508,576	2,664,643
Other assets	3,465,356	571,931
Total assets	$ 27,289,741	$ 21,715,987
LIABILITIES		
Current liabilities:		
Accounts payable	$ 1,261,841	$ 1,509,659
Current maturities of long-term debt	1,134,300	918,013
Revolving credit note	1,518,742	1,603,368
Deferred revenue	433,301	385,742
Current portion of obligations under capital leases	205,858	57,881
Accrued payroll, payroll taxes and benefits	1,631,693	1,619,672
Accrued expenses and other liabilities	1,702,772	1,026,419
Total current liabilities	7,888,507	7,120,754
Long-term debt, less current maturities	831,387	1,021,546
Obligations under capital leases	226,706	61,912
Deferred tax liabilities	93,000	56,000
Total liabilities	9,039,600	8,260,212
Commitments and contingent liabilities (Notes D, G, H, I and K)		
STOCKHOLDERS' EQUITY		
Preferred stock, 1,000,000 shares authorized, none issued or outstanding	–	–
Class A Common Stock, $.01 par value; 30,000,000 shares authorized, 19,622,076 and 17,874,966 shares issued at June 30, 2007 and 2006, respectively	196,221	178,749
Class B Common Stock, $.01 par value; 2,000,000 shares authorized, 775,760 and 775,760 issued and outstanding at June 30, 2007 and 2006, respectively, each convertible into one share of Class A Common Stock	7,758	7,758
Additional paid-in capital	26,812,808	23,718,197
Treasury stock, 199,098 and 199,098 class A common shares at cost at June 30, 2007 and 2006, respectively	(191,700)	(191,700)
Accumulated deficit	(8,574,946)	(10,257,229)
Total stockholders' equity	18,250,141	13,455,775
Total liabilities and stockholders' equity	$ 27,289,741	$ 21,715,987

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	For the Years Ended June 30,		
	2007	2006	2005
Revenues:			
Patient care, net	$36,022,529	$27,861,701	$26,087,088
Pharmaceutical study	4,564,314	5,799,815	4,509,338
Contract support services	4,540,634	4,351,576	3,466,832
Total revenues	45,127,477	38,013,092	34,063,258
Operating expenses:			
Patient care expenses	19,738,357	14,269,540	12,905,286
Patient care expenses, pharmaceutical	2,182,357	2,242,900	1,676,749
Cost of contract support services	3,102,551	2,676,340	2,197,518
Provision for doubtful accounts	1,933,499	1,912,516	1,272,037
Administrative expenses	12,722,007	11,210,296	9,667,138
Administrative expenses, pharmaceutical	2,438,802	2,517,074	2,757,118
Total operating expenses	42,117,573	34,828,666	30,475,846
Income from operations	3,009,904	3,184,426	3,587,412
Other income (expense):			
Interest income	159,946	68,397	73,176
Interest expense	(649,166)	(606,893)	(654,871)
Other income, net	308,599	89,449	76,760
Total other expense, net	(180,621)	(449,047)	(504,935)
Income before income taxes	2,829,283	2,735,379	3,082,477
Benefit from (provision for) income taxes	(1,147,000)	1,310,103	73,423
Net income	$ 1,682,283	$ 4,045,482	$ 3,155,900
Basic net income per common share	$ 0.09	$ 0.22	$ 0.18
Basic weighted average number of shares outstanding	19,287,665	18,213,901	17,574,678
Fully diluted net income per common share	$ 0.09	$ 0.21	$ 0.17
Fully diluted weighted average number of shares outstanding	19,704,697	19,105,193	18,364,076

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Changes In Stockholders' Equity

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital
	Shares	Amount	Shares	Amount	
Balance – June 30, 2004	16,744,848	$ 167,448	776,991	$ 7,770	$ 22,791,637
Costs related to private placements					(30,000)
Issuance of shares for options exercised	104,750	1,048			102,365
Non-cash value of warrant issued in connection with long term debt					167,185
Non-cash value of shares issued for employee bonuses	9,472	95			9,140
Issuance of shares for warrants exercised	626,768	6,267			302,337
Issuance of employee stock purchase plan shares	4,980	50			7,370
Purchase of shares from former employee					
Value of acceleration of certain stock options					27,025
Net income year ended June 30, 2005					
Balance – June 30, 2005	17,490,818	174,908	776,991	7,770	23,377,059
Stock options issued for compensation					116,425
Purchase of treasury shares from former employee					
Issuance of shares for warrants exercised	98,473	984			51,466
Issuance of shares for options exercised	269,827	2,698			81,379
Common shares issued as compensation	2,000	20			5,640
Disgorgement					112
Value of acceleration of certain stock options					9,875
Non-cash value of warrant issued in connection with an acquisition					56,180
Conversion from Class B to Class A	1,231	12	(1,231)	(12)	
Issuance of employee stock purchase plan shares	12,617	127			20,061
Net income year ended June 30, 2006					
Balance – June 30, 2006	17,874,966	178,749	775,760	7,758	23,718,197
Costs related to private placements					(64,783)
Fair value of options					214,606
Issuance of shares for warrants exercised	543,089	5,431			330,692
Issuance of shares for options exercised	231,627	2,316			143,060
Issuance of shares in a private placement	961,539	9,616			1,990,384
Non-cash value of warrant issued in connection with a refinancing					456,880
Issuance of employee stock purchase plan shares	10,855	109			23,772
Net income year ended June 30, 2007					
Balance – June 30, 2007	19,622,076	$ 196,221	775,760	$ 7,758	$ 26,812,808

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES (continued)
Consolidated Statements of Changes In Stockholders' Equity

	Class A Treasury Stock Shares	Class A Treasury Stock Amount	Accumulated Deficit	Total
Balance – June 30, 2004	**168,136**	**$ (141,207)**	**$ (17,458,611)**	**$ 5,367,037**
Costs related to private placements				(30,000)
Issuance of shares for options exercised				103,413
Non-cash value of warrant issued in connection with long term debt				167,185
Non-cash value of shares issued for employee bonuses				9,235
Issuance of shares for warrants exercised				308,604
Issuance of employee stock purchase plan shares				7,420
Purchase of shares from former employee	13,602	(13,880)		(13,880)
Value of acceleration of certain stock options				27,025
Net income–year ended June 30, 2005			3,155,900	3,155,900
Balance – June 30, 2005	**181,738**	**(155,087)**	**(14,302,711)**	**9,101,939**
Stock options issued as compensation				116,425
Purchase of treasury shares from former employee	17,360	(36,613)		(36,613)
Issuance of shares for warrants exercised				52,450
Issuance of shares for options exercised				84,077
Common shares issued as compensation				5,660
Disgorgement				112
Value of acceleration of certain stock options				9,875
Non-cash value of warrant issued in connection with an acquisition				56,180
Conversion from Class B to Class A				–
Issuance of employee stock purchase plan shares				20,188
Net income year ended June 30, 2006			4,045,482	4,045,482
Balance – June 30, 2006	**199,098**	**$(191,700)**	**$ (10,257,229)**	**$13,455,775**
Costs related to private placements				(64,783)
Fair value of options				214,606
Issuance of shares for warrants exercised				336,123
Issuance of shares for options exercised				145,376
Issuance of shares in a private placement				2,000,000
Non-cash value of warrant issued in connection with a refinancing				456,880
Issuance of employee stock purchase plan shares				23,881
Net income year ended June 30, 2007			1,682,283	1,682,283
Balance – June 30, 2007	**199,098**	**$(191,700)**	**$ (8,574,946)**	**$18,250,141**

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Years Ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$1,682,283	$4,045,482	$3,155,900
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	744,206	777,419	511,211
Non-cash interest expense	164,994	65,583	51,080
Deferred income taxes	863,000	(1,638,713)	(303,994)
Stock based compensation	220,067	134,988	105,681
Change in allowance for doubtful accounts	663,999	1,143,602	(68,904)
Changes in operating assets and liabilities:			
Accounts and other receivables	(855,237)	(1,946,547)	(2,183,027)
Prepaid expenses and other current assets	(197,945)	(343,667)	21,554
Other assets	(229,885)	(186,817)	(92,044)
Accounts payable	(247,818)	611,046	(754,011)
Accrued expenses and other liabilities	735,933	471,930	540,020
Net cash provided by operating activities	3,543,597	3,134,306	983,466
Cash flows from investing activities:			
Acquisition of property and equipment	(955,459)	(710,638)	(483,462)
Equity investment in unconsolidated subsidiary	(400,000)	--	--
Construction in progress ($1,362,000 in escrow for improvements)	(1,719,623)	–	–
Costs related to business acquisition	–	–	(62,258)
Net cash used in investing activities	(3,075,082)	(710,638)	(545,720)
Cash flows from financing activities:			
(Repayment) Proceeds on revolving debt, net	(84,626)	(782,261)	671,249
Proceeds from borrowings on long term debt	--	17,551	1,430,154
Principal payments on long-term debt	(1,162,172)	(858,669)	(2,307,709)
Deferred financing costs	(83,664)	(15,000)	(208,445)
Purchase of treasury stock	–	(36,613)	(13,880)
Proceeds from issuance of common stock, net	2,437,015	153,799	313,692
Net cash provided by (used in) financing activities	1,106,553	(1,521,193)	(114,939)
Net increase in cash and cash equivalents	1,575,068	902,475	322,807
Cash and cash equivalents, beginning of year	1,820,105	917,630	594,823
Cash and cash equivalents, end of year	$ 3,395,173	$ 1,820,105	$ 917,630
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	$ 472,169	$ 606,893	$ 652,582
Income taxes	$ 354,777	$ 296,100	$ 123,150

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

	For the Years Ended June 30,		
	2007	2006	2005
Supplemental disclosures of non-cash investing and financing activities:			
Conversion of debt into common stock	$ –	$ –	$ 14,250
Issuance of common stock in cashless exercise of options	299	186	–
Issuance of common stock in cashless exercise of warrants	2,239	380	3,229
Pivotal Acquisition Note A earn out adjustments recorded	843,934	(39,746)	1,169,832
Value of warrants issued with debt recorded as deferred financing cost	456,880	–	167,185
Value of warrants issued in connection with the Pivotal Acquisition	–	56,180	–
Obligations under capital leases	497,014	154,069	–
Disposal of fully depreciated equipment	15,928	–	–

See accompanying notes to consolidated financial statements.

NOTE A - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and business segments:

PHC, Inc. (the "Company") is incorporated in the state of Massachusetts. The Company is a national healthcare company which operates subsidiaries specializing in behavioral health services including the treatment of substance abuse, which includes alcohol and drug dependency and related disorders and the provision of psychiatric services. The Company also conducts pharmaceutical research studies, operates help lines for employee assistance programs, call centers for state and local programs and provides management, administrative and online behavioral health services. The Company primarily operates under four business segments:

(1) Behavioral health treatment services, including two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah, which also treats psychiatric patients, and Mount Regis Center, located in Salem, Virginia, and eleven psychiatric treatment locations which include Harbor Oaks Hospital, a 64-bed psychiatric hospital located in New Baltimore, Michigan, Detroit Behavioral Institute, a 50-bed residential facility and six outpatient behavioral health locations (one in New Baltimore, Michigan operating in conjunction with Harbor Oaks Hospital, four in Las Vegas, Nevada and one in Bullhead City, Arizona, operating as Harmony Healthcare and three locations operating as Pioneer Counseling Center in the Detroit, Michigan metropolitan area);

(2) Pharmaceutical research study services, including three clinic study sites: two in Arizona, in Peoria and Mesa and one in Midvale, Utah. These research sites conduct studies of the effects of specified pharmaceuticals on a controlled population through contracts with major manufacturers of the pharmaceuticals. All of the Company's research sites operate as Pivotal Research;

(3) Call center and help line services (contract services), including two call centers, one operating in Midvale, Utah and one in Detroit, Michigan. The Company provides help line services through contracts with major railroads and a call center contract with Wayne County Michigan. The call centers both operate under the brand name Wellplace; and

(4) Behavioral health administrative services, including delivery of management and administrative and online services. The parent company provides management and administrative services for all of its subsidiaries and online services for its behavioral health treatment subsidiaries and its call center subsidiaries. It also provides behavioral health information through its website, Wellplace.com.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. In January 2007, the Company purchased a 15.24% membership interest in the Seven Hills Psych Center, LLC, the entity that will be the landlord of the Seven Hills Hospital subsidiary once the facility is built. This investment is included in other assets on the consolidated balance sheet as this is an unconsolidated subsidiary. (Note D)

Revenues and accounts receivable:

Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues and accounts receivable (continued):

party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the period of settlement. The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

Medicaid reimbursements are based on established rates depending on the level of care provided and are adjusted prospectively. Effective for fiscal years beginning after January 1, 2005, the prospective payment system ("PPS") was brought into effect for all Psychiatric services paid through the Medicare program. The new system changed the TEFRA-based (Tax Equity and Fiscal Responsibility Act of 1982) system to the new variable per diem-based system. The new rates are based on a statistical model that relates per diem resource use for beneficiaries to patient and facility characteristics available from "Center for Medicare and Medicaid Services, ("CMS's"), administrative data base (cost reports and claims data). Patient-specific characteristics include, but are not limited to, principal diagnoses, comorbid conditions, and age. Facility specific variables include an area wage index, rural setting, and the extent of teaching activity. This change is being phased in over three fiscal years with a percentage of payments being made at the old rates and a percentage at the new rates, 75/25, 50/50, and 25/75, respectively. During fiscal 2007 we were operating in the second stage at 50/50. In the current fiscal year we are in the third and final phase of the conversion to PPS.

For the fiscal year ended June 30, 2007, Medicare reimbursements rates were based 25% on provisional rates that are adjusted retroactively based on annual cost reports filed by the Company with Medicare and 75% on the new prospective payment rates. The Company will continue to file cost reports to Medicare to determine the new TEFRA portion of the rate for the following year. These cost reports are routinely audited on an annual basis. Activity and cost report expense differences are reviewed on an interim basis and adjustments are made to the net expected collectable revenue accordingly. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits. Approximately 24%, 23%, and 21% of the Company's total revenue is derived from Medicare and Medicaid payors for the years ended June 30, 2007, 2006 and 2005, respectively. Differences between the amounts provided and subsequent settlements are recorded in operations in the year of the settlement. The Company is unable to estimate any future adjustment at this time but past adjustments have not been material to the financial statement.

Patient care revenue is recognized as services are rendered, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Pre –admission screening of financial responsibility of the patient, insurance carrier or other contractually obligated payor, provides the Company the net expected collectable patient revenue to be recorded based on contractual arrangements with the payor or pre-admission agreements with the patient. Revenue is not recognized for emergency provision of services for indigent patients until authorization for the services can be obtained. As of June 30, 2007, the Company has no outstanding balance in other receivables, due as a result of cost report settlements.

Pharmaceutical study revenue is recognized only after a pharmaceutical study contract has been awarded and the patient has been selected and accepted based on study criteria and billable units of service are provided. Each study calls for a participant to complete a specific number of visits in order to validate the study. While some studies require all visits to be complete before any services can be billed, most studies will allow billing for each visit once the participant is randomized, or identified as meeting all study criteria, even if the participant does

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues and accounts receivable (continued):

not complete the study. Where a contract requires completion of the study by the patient, no revenue is recognized until the patient completes the study program. Advance payment provided by the pharmaceutical companies is recorded as deferred revenue until study receivables are produced based on the above criteria. The Company expects to complete the studies related to the deferred revenue within the next fiscal year.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period.

Long-term assets include accounts receivable non-current, other receivables and other assets. Accounts receivable, non-current consists of amounts due from former patients for service. This amount represents estimated amounts collectable under supplemental payment agreements, arranged by the Company or its collection agencies, entered into because of the patients' inability to pay under normal payment terms. All of these receivables have been extended beyond their original due date. Reserves are provided for accounts of former patients that do not comply with these supplemental payment agreements and accounts are written off when deemed unrecoverable. Other receivables included as long-term assets include the non-current portion of loans provided to employees and amounts due on a contractual agreement.

Charity care amounted to approximately $231,702, $150,511, and $242,385 for the years ended June 30, 2007, 2006 and 2005, respectively. Patient care revenue is presented net of charity care in the accompanying consolidated statements of operations.

The Company had accounts receivable from Medicaid and Medicare of approximately $1,811,000 at June 30, 2007 and $1,786,000 at June 30, 2006. Included in accounts receivable is approximately $450,000 and $284,000 in unbilled receivables at June 30, 2007 and 2006, respectively.

Allowance for doubtful accounts:

The Company records an allowance for uncollectible accounts which reduces the stated value of receivables on the balance sheet. This allowance is calculated based on a percentage of each aged accounts receivable category beginning at 0-5% on current accounts and increasing incrementally for each additional 30 days the account remains outstanding until the account is over 360 days outstanding, at which time the provision is 80-100% of the outstanding balance. These percentages vary by facility based on each facility's experience in and expectations for collecting older receivables. The Company compares this required reserve amount to the current "Allowance for doubtful accounts" to determine the required bad debt expense for the period. This method of determining the required "Allowance for doubtful accounts" has historically resulted in an allowance for doubtful accounts of 20% or greater of the total outstanding receivables balance.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates and assumptions: (continued)

estimates. Such estimates include patient care billing rates, realizability of receivables from third-party payors, rates for Medicare and Medicaid and the realization of deferred tax benefits, which represents a significant portion of the estimates made by management.

Reliance on key clients:

The Company relies on contracts with more than ten clients to maintain patient census at its inpatient facilities and the loss of any of such contracts would impact the Company's ability to meet its fixed costs. The Company has entered into relationships with large employers, health care institutions and labor unions to provide treatment for psychiatric disorders, chemical dependency and substance abuse in conjunction with employer-sponsored employee assistance programs. The employees of such institutions may be referred to the Company for treatment, the cost of which is reimbursed on a per diem or per capita basis. Approximately 30% of the Company's total revenue is derived from these clients for all periods presented. No one of these large employers, health care institutions or labor unions individually accounts for 10% or more of the Company's consolidated revenues, but the loss of any of these clients would require the Company to expend considerable effort to replace patient referrals and would result in revenue and attendant losses.

Cash equivalents:

Cash equivalents include short-term highly liquid investments with maturities of less than three months when purchased.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using straight-line methods. The estimated useful lives are as follows:

Assets	Estimated Useful Life
Buildings	39 years
Furniture and equipment	3 through 10 years
Motor vehicles	5 years
Leasehold improvements	Lesser of useful life or term of lease (2 to 10 years)

Other assets:

Other assets consists of deposits, deferred expenses advances, construction in progress, investment in Seven Hills LLC, licensure fees, internally developed and acquired software which is being amortized over three to seven years based on it's estimated useful life.

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-lived assets:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. The Company believes that the carrying value of its long-lived assets is fully realizable at June 30, 2007.

Fair value of financial instruments:

The carrying amounts of cash, trade receivables, other current assets, accounts payable, notes payable and accrued expenses approximate fair value based on their short-term maturity. The carrying value of long term debt, which have variable interest rates, approximates fair value.

Basic and diluted income per share:

Income per share is computed by dividing the income applicable to common shareholders, by the weighted average number of shares of both classes of common stock outstanding for each fiscal year. Class B Common Stock has additional voting rights. All dilutive common stock equivalents have been included in the calculation of diluted earnings per share for the fiscal years ended June 30, 2007, 2006 and 2005 using the treasury stock method.

The weighted average number of common shares outstanding used in the computation of earnings per share is summarized as follows:

	Years Ended June 30,		
	2007	2006	2005
Weighted average shares outstanding – basic	19,287,665	18,213,901	17,574,678
Employee stock options	397,428	510,731	530,896
Warrants	19,604	380,561	258,502
Weighted average shares outstanding – fully diluted	19,704,697	19,105,193	18,364,076

The following table summarizes securities outstanding as of June 30, 2007, 2006 and 2005, but not included in the calculation of diluted net earnings per share because such shares are antidilutive:

	Years Ended June 30,		
	2007	2006	2005
Employee stock options	190,000	253,500	32,500
Warrants	--	--	471,360
Total	190,000	253,500	503,860

In August 2007, the Company repurchased 150,000 shares of its Class A Common Stock (See Note M). If this transaction had been completed prior to year end it would not have had an impact on earnings per share.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes:

The Company follows the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities. The Company's policy is to record a valuation allowance against deferred tax assets, when the deferred tax asset is not recoverable. The Company considers estimated future taxable income or loss and other available evidence when assessing the need for its deferred tax valuation allowance. As a result of this assessment, during fiscal 2006, the Company eliminated 100% of the Federal deferred tax valuation allowance.

Comprehensive income:

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income in a financial statement. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive net income is equal to its net income for all periods presented.

Stock-based compensation:

The Company issues stock options to its employees and directors and provides employees the right to purchase stock pursuant to stockholder approved stock option and stock purchase plans. Effective July 1, 2005, the Company adopted the provisions of SFAS No. 123 (revised 2004), "*Share-Based Payment*" (SFAS No. 123R), using the Statement's modified prospective application method. Prior to July 1, 2005, the Company followed Accounting Principles Board ("APB") Opinion 25, "*Accounting for Stock Issued to Employees,*" and related interpretations in accounting for its stock compensation.

Under the provisions of SFAS No. 123R, the Company recognizes the fair value of stock compensation in net income, over the requisite service period of the individual grantees, which generally equals the vesting period. All of the Company's stock compensation is accounted for as equity instruments and there have been no liability awards granted.

At June 30, 2005, the Company accelerated the vesting on all previously granted options. Therefore, as of the date of adoption there was no unrecognized expense of these options and the expense recorded in the year ended June 30, 2006 is for options issued and vested during that period. The unrecognized expense of awards not yet vested will be recognized in net income in the periods in which they vest. Under the provisions of SFAS 123R, the Company recorded $214,606 and $126,300 of stock-based compensation on its consolidated statements of income for the years ended June 30, 2007 and 2006, respectively, which is included in administrative expenses as follows:

	Year ended June 30, 2007	Year ended June 30, 2006
Directors fees	$47,088	$ 21,000
Employee compensation	167,518	105,300
Total	$ 214,606	$ 126,300

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation: (continued)

The Company utilized the Black-Scholes valuation model for estimating the fair value of the stock compensation granted after the adoption of SFAS 123R. The weighted-average fair values of the options granted under the stock option plans for the years ended June 30, 2007, 2006 and 2005 were calculated using the following assumptions:

	Year ended June 30,		
	2007	2006	2005
Risk free interest rate	4.60%	4.45%	4.00%
Expected dividend yield	–	–	–
Expected lives	5-10 years	5-10 years	5-10 years
Expected volatility	48.0%	47.27%	45%
Weighted average value of grants per share	$1.54	$2.42	$.63
Weighted average remaining contractual life of options outstanding (years)	3.56	3.65	3.70

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company's common stock over the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate on the date of grant. The expected life was calculated using the Company's historical experience for the expected term of the option.

Based on the Company's historical voluntary turnover rates for individuals in the positions who received options in the period, there was no forfeiture rate assessed. It is assumed these options will remain outstanding for the full term of issue. Under the true-up provisions of SFAS 123R, a recovery of prior expense will be recorded if the actual forfeiture is higher than estimated.

For the years ended June 30, 2005 in the accompanying financial statements, the Company accounted for its employee stock-based compensation arrangements using the intrinsic value method under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and FIN No. 44. The Company had elected to use the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"; and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Had compensation expense for stock option grants to employees been determined based on the fair value method at the grant dates for awards under the stock option plans consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have decreased to the pro forma amounts indicated as follows:

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation: (continued)

	Year Ended June 30, 2005
Net income, as reported	$ 3,155,900
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	105,681
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(298,084)
Pro forma net income (loss)	$ 2,963,497
Earnings (loss) per share:	
Basic – as reported	$ 0.18
Basic – pro forma	$ 0.17
Diluted – as reported	$ 0.17
Diluted – pro forma	$ 0.16

Advertising Expenses:

Advertising costs are expensed when incurred. Advertising expense for the year ended June 30, 2007, 2006 and 2005 were $184,678, $455,806 and $378,899, respectively.

Reclassifications:

Certain June 30, 2006 amounts have been reclassified to be consistent with the June 30, 2007 presentation.

Recent accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial reporting, and we are currently evaluating the impact, if any, the adoption of FIN 48 will have on our disclosure requirements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 108, "Considering the Effects on Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 requires registrants to quantify errors using both the income statement method (i.e. iron curtain method) and the rollover method and requires adjustment if either method indicates a material error. If a correction in the current year relating to prior year errors is material to the current year, then the prior year financial information needs to be corrected. A correction to the prior year results that are not material to those years,

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements: (continued)

would not require a "restatement process" where prior financials would be amended. SAB 108 is effective for fiscal years ending after November 15, 2006. Adopting SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to define fair value, establish a framework for measuring fair value in accordance with generally accepted accounting principles, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007, the beginning of the Company's 2009 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company's financial position and results of operations.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"), including an amendment of FASB Statement No. 115. SFAS No. 159 allows companies to choose to elect to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2009. The Company is assessing the impact the adoption of SFAS No. 159 will have on the Company's financial position and results of operations.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment is composed of the following:

	As of June 30,	
	2007	2006
Land	$ 69,259	$ 69,259
Buildings	1,136,963	1,136,963
Furniture and equipment	2,614,274	2,048,006
Motor vehicles	178,478	174,302
Leasehold improvements	1,462,260	1,224,624
	5,461,234	4,653,154
Less accumulated depreciation and amortization	3,340,043	2,853,266
Property and equipment, net	$ 2,121,191	$ 1,799,888

Total depreciation expense was $502,705, $580,933 and $314,394 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

NOTE C - GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets are initially created as a result of business combinations or acquisitions. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to: (i) future expected cash flows from services to be provided, customer contracts and relationships, and (ii) the acquired market position. These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require the Company to record an impairment charge in the period in which the Company identifies the impairment.

Customer relationships, acquired as a part of the assets acquired in the membership interest purchase of Pivotal Research Centers, LLC, are used to acquire new studies on an ongoing basis. Since there is no true "consumption" of the relationship that can be defined, the asset is being amortized, using the straight-line method, over an estimated useful life of twenty years. Amortization expense of intangible assets, which amounted to $120,000, $120,000 and $120,000 for the fiscal years ended June 30, 2007, 2006 and 2005, respectively, is included in administrative expenses in the accompanying consolidated statement of operations. The following is a summary of expected amortization expense of intangible assets for the succeeding fiscal years and thereafter as of June 30, 2007:

Year Ending June 30,	Amount
2008	$ 120,000
2009	120,000
2010	120,000
2011	120,000
2012	120,000
Thereafter	1,420,000
	$2,020,000

Goodwill:

SFAS No. 142, "Goodwill and Other Intangible Assets", requires, among other things, that companies not amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 required that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.

The Company's goodwill of $969,099 relating to the treatment services reporting unit of the Company and $2,539,477 related to the research study services reporting unit of the Company were evaluated under SFAS No. 142 as of June 30, 2007. As a result of the evaluation, the Company determined that no impairment exists. The Company will continue to test goodwill for impairment at least annually in accordance with the guidelines of SFAS No. 142.

On April 30, 2004, the Company acquired Phoenix-based Pivotal Research Centers, LLC, ("Pivotal") significantly expanding the Company's clinical research capabilities and geographic presence. As part of the acquisition, one of the former owners and CEO signed a three-year employment and non-compete agreements.

Pivotal, at the time of the acquisition, performed all phases of clinical research for Phase I-IV drugs under development through two dedicated research sites. When acquired, Pivotal had approximately 22 enrolling studies and an additional 31 ongoing studies with approximately 75-80 percent of Pivotal's research activity in central nervous system (CNS) research.

NOTE C - GOODWILL AND OTHER INTANGIBLE ASSETS: (CONTINUED)

The Company paid $1.5 million in cash and $500,000 in PHC, Inc. Class A Common Stock based on the closing market price of $1.17. The value of the Class A Common Stock was determined in accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." Additionally, the Company agreed to three performance-based promissory notes (Notes A, B and C) which were staged during the next five years based on future profitability and secured by all the assets of Pivotal as well as by PHC, Inc.'s ownership interest in Pivotal.

Promissory Note A is a secured note with a face value of $1,000,000, with an annual interest rate of 6%, a maturity date of December 31, 2008 and payments due in quarterly installments beginning January 2005. Note A was subject to adjustment in the first and second years of the note based on adjusted EBITDA as defined in the agreement. Quarterly payments are then made based on the adjusted value of the promissory notes. The first adjustment of $169,832 was made on February 1, 2005. The Company recorded the value of Note A of $1,169,832 as additional purchase price during fiscal 2005. The second adjustment of ($39,746) was made on April 1, 2006. As of June 30, 2007, $441,109 is due under Note A.

Promissory Note B is a secured note with a face value of $500,000, with an annual interest rate of 6%, a maturity date of December 31, 2008 and payments due in quarterly installments beginning January 2007. This note was recorded in December 2006 as EBITDA targets defined in the agreement were met. An earn-out of $343,934 was recorded on February 1, 2007 as stipulated in the agreement. Eight quarterly payments are due on this note with a maturity date of December 31, 2008. As of June 30, 2007, the principal balance due on this note is $729,801.

Promissory Note C is a secured note with a face value of $1,000,000, a maturity date of March 31, 2009 and annual payments commencing on March 31, 2005. Note payment amounts will be determined based on the adjusted EBITDA as defined in the agreement of the non-Pivotal Research business for each payment period beginning at the effective date of the agreement and ending on December 31, 2004 and each year thereafter multiplied by .35. In addition, this promissory note provides for the issuance of up to $200,000 in PHC, Inc. Class A Common Stock, should the total of the five note payments be less than the $1,000,000 face value of the note. The value of the $200,000 stock minimum value less imputed interest at 6% was recorded at the time of acquisition.

Since all but $200,000 of these promissory notes is contingent on future earnings, only $200,000, less imputed interest, was recorded as of June 30, 2004 as stipulated in SFAS No. 141. As of June 30, 2007, the balance on Note C is $180,112.

The fair value assigned to customer relationships was determined by the Company based on information provided by the former owners.

The acquisition of Pivotal is accounted for as a purchase under SFAS No. 141, "Business Combinations". Accordingly, the operating results of Pivotal have been included in the Company's consolidated statements of operations since the acquisition date. Goodwill generated from this acquisition is deductible for tax purposes over a period of 15 years. The Company estimates the useful lives of customer relationships to be twenty years.

NOTE D - OTHER ASSETS

Included in other assets as of June 30, 2007 is the Company's investment in Seven Hills Psych Center, LLC of $400,000. This LLC holds the assets of the Seven Hills Hospital currently being built and expected to be complete in the early part of calendar year 2008. Also included is the escrow deposit of $1,362,000 the Company has made toward the leasehold improvements for the anticipated leasing arrangement upon completion of the construction of the building.

The following table lists amounts included in other assets:

Description	As of June 30, 2007	As of June 30, 2006
Construction in progress ($1,362,000 in escrow for improvements)	$1,719,623	$ --
Licensure fees	701,220	158,271
Investment in unconsolidated subsidiary	400,000	--
Deferred Expense	319,842	153,507
Deposits	314,671	250,153
Excess of cost over book value	10,000	10,000
Total	$3,465,356	$ 571,931

NOTE E – NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt is summarized as follows:

	As of June 30, 2007	As of June 30, 2006
Pivotal acquisition note (Note A) due in sixteen quarterly principal installments, plus interest at 6% per annum, beginning January 2005. Current quarterly payments are $73,518 plus accumulated interest at 6% per annum. No further adjustments to Note A are required.	$ 441,109	$ 728,218
Pivotal acquisition note (Note B) due in eight quarterly principal installments, plus interest at 6% per annum, beginning January 2007. Current quarterly payments are $121,633 plus accumulated interest at 6% per annum. No further adjustments to Note B are required.	729,801	–
Note payable (Note C) in conjunction with the earn out of the Pivotal Research Centers, LLC acquisition. Minimum payment amount $200,000 in common stock due March 2009 with interest imputed at 6%.	180,112	169,648
Term mortgage note payable with monthly principal installments of $50,000 beginning July 1, 2007 increasing to $62,500 July 1, 2009 until the loan terminates. The note bears interest at prime (8.25% at June 30, 2007) plus 0.75% and is collateralized by all of the assets of the Company and its material subsidiaries except Pivotal Research Centers, Inc. At June 30, 2007 the Company had $2,710,857 available credit on the term loan.	289,143	732,500
9% mortgage note due in monthly installments of $4,850 including interest through July 1, 2012, when the remaining principal balance is payable, collateralized by a first mortgage on the PHC of Virginia, Inc, Mount Regis Center facility.	269,986	302,273

NOTE E – NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

Notes payable and long-term debt is summarized as follows:	As of June 30,	
	2007	2006
Note payable due in monthly installments of $578 including interest at 5.9% through May 2010.	18,058	23,746
Note payable due in monthly installments of $555 including interest at 3.9% through March 2010.	17,327	23,180
Note payable due in monthly installments of $775 including interest at 3.9% through October 2008.	12,061	20,698
Unamortized debt discount in connection with the Term loan	--	(69,660)
Insurance installment notes renewed annually	8,090	8,956
Total	1,965,687	1,939,559
Less current maturities	1,134,300	918,013
Long-term portion	$ 831,387	$ 1,021,546

Maturities of notes payable and long-term debt are as follows as of June 30, 2007:

Year Ending June 30,	Amount
2008	$ 1,134,300
2009	624,870
2010	52,817
2011	46,244
2012	50,582
Thereafter	56,874
	$1,965,687

In October 2004, the Company refinanced its revolving credit note under which a maximum of $3,500,000 may be outstanding at any time. The outstanding balance on this note was $1,518,742 and $1,603,368 at June 30, 2007 and 2006, respectively. This agreement was amended on June 13, 2007 to modify the terms of the agreement. Advances are available based on a percentage of accounts receivable and the payment of principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime (8.25% at June 30, 2007) plus 0.25%, but not less than 4.75%. The average interest rate paid during the fiscal year ended June 30, 2007 was 14.28%, which includes the amortization of deferred financing costs related to the initial financing. The amended term of the agreement is for two years, renewable for two additional one year terms. Upon expiration, all remaining principal and interest are due. The revolving credit note is collateralized by substantially all of the assets of the Company's subsidiaries except Pivotal Research Centers, Inc. and guaranteed by PHC. The Company paid $32,500 in commitment fees and issued a warrant to purchase 250,000 shares of Class A Common Stock at $3.09 expiring on June13, 2017.

As of June 30, 2007, the Company was in compliance with all of its financial covenants under the revolving line of credit note. These covenants were modified with the refinancing of the debt in June 2007 to include only a debt coverage ratio of 1:1 and a decreased minimum EBITDA.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE F - CAPITAL LEASE OBLIGATION

At June 30, 2007, the Company was obligated under various capital leases for equipment providing for aggregate monthly payments of approximately $14,765 and terms expiring from June 2008 through June 2011.

The carrying value of assets under capital leases included in property and equipment and other assets are as follows:

	June 30,	
	2007	2006
Equipment and software	$ 784,114	$ 287,099
Less accumulated amortization	(225,055)	(168,869)
	$ 559,059	$ 118,230

Amortization expense for the years ended June 30, 2007 and 2006 was $56,186 and $73,423, respectively.

Future minimum lease payments under the terms of the capital lease agreements are as follows at June 30, 2007:

Year Ending June 30,	
2008	$ 246,475
2009	195,777
2010	58,483
2011	17,786
Future minimum lease payments	518,521
Less amount representing interest	85,957
Total future principle payments	432,564
Less current portion	205,858
Long-term obligations under capital leases	$ 226,706

NOTE G – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	June 30,	
	2007	2006
Accrued professional fees	$ 896,874	$ 249,260
Accrued operating expenses	630,898	522,063
Income tax payable	175,000	255,096
Total	$ 1,702,772	$ 1,026,419

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE H - INCOME TAXES

The Company has the following deferred tax assets included in the accompanying balance sheets:

	Years Ended June 30,	
	2007	**2006**
Deferred tax asset:		
Allowance for doubtful accounts	$1,430,000	$1,179,000
Depreciation	332,000	261,000
Difference between book and tax bases of intangible assets	7,000	8,000
Operating loss carryforward	585,000	1,837,000
Gross deferred tax asset	2,354,000	3,285,000
Less:		
Valuation allowance	–	(175,000)
Deferred tax asset	2,354,000	3,110,000
Current portion	2,015,000	2,8410,000
Long-term portion	339,000	269,000
Deferred tax liability:		
Difference between book and tax bases of intangible assets	(432,000)	(325,000)
Net deferred tax liability	$ (93,000)	$ (56,000)

The components of the income tax provision (benefit) for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007	**2006**	**2005**
Current			
Federal	$ 68,000	$ 78,399	$ –
State	216,000	250,211	230,571
	284,000	328,610	230,571
Deferred			
Federal	811,000	(1,467,302)	(235,595)
State	52,000	(171,411)	(68,399)
	863,000	(1,638,713)	(303,994)
Income tax provision (benefit)	$1,147,000	$(1,310,103)	$ (73,423)

NOTE H - INCOME TAXES (CONTINUED)

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended June 30, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Income tax provision at federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	10.4%	4.7%	4.5%
Non-deductible expenses	2.6%	1.7%	1.0%
Other, net	--	--	1.5%
Valuation allowance	(6.5%)	(88.3%)	(43.0%)
Effective income tax rate	40.5%	(47.9%)	(2.0%)

At June 30, 2007, the Company had a federal net operating loss carryforward amounting to approximately $1,181,000. The Company's Federal net operating loss carryforwards are subject to review and possible adjustment by the Internal Revenue Service. The Federal carryforward expires beginning in 2011 through 2024. The Company's state net operating loss carryforwards of $4,209,841 have expired. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset except as described above, will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The valuation allowance changed by ($175,000), ($2,416,200) and ($2,076,994) for the years ended June 30, 2007, 2006 and 2005, respectively.

In the past, the Company had provided a significant valuation allowance against its deferred tax asset based on the projections for the next fiscal year. During the fiscal year ended June 30, 2006, the Company recognized 100% of the tax benefit associated with the federal loss carry forwards based on the Company's future projections.

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

The Company leases office and treatment facilities, furniture and equipment under operating leases expiring on various dates through May 2014. Rent expense for the years ended June 30, 2007, 2006 and 2005 was approximately $2,026,000, $1,695,000 and $1,484,000, respectively. Rent expense includes certain short-term rentals. Minimum future rental payments under non-cancelable operating leases, having remaining terms in excess of one year as of June 30, 2007 are as follows:

Year Ending June 30,	Amount
2008	$ 2,087,819
2009	2,071,512
2010	1,763,949
2011	721,268
2012	304,084
Thereafter	260,510
	$ 7,209,142

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

In addition to the above leases, on June 24, 2006, the Company entered into a lease agreement to lease the Seven Hills Hospital property, a 60-bed psychiatric hospital located in Las Vegas, Nevada, with initial rent payments of approximately $70,000 per month beginning upon completion of the building estimated to be in the quarter ending March 31, 2008. In addition to the 10-year lease on the property, the Company has also purchased approximately 15% membership interest in the entity that owns the property.

Contingent Notes Payable:

In conjunction with the acquisition of Pivotal Research Centers, LLC (Note C), the Company signed three notes, A, B and C, respectively, with face amounts of $1,000,000, $500,000 and $1,000,000. The ultimate amount payable under these notes are based on the future earnings of the acquired entity. Since all but $200,000 was contingent on future earnings, only $200,000 less imputed interest was recorded as a liability as of June 30, 2004 as stipulated in SFAS No. 141. As of June 30, 2007 $180,112 has been recorded on Note C. In December 2004 the first earn-out period ended and resulted in the recording of $1,209,832, (including $40,000 in interest), as a liability on Note A. On April 1, 2006 the second earn-out adjustment was made on Note A. This adjustment resulted in the net reduction of the liability of $39,746 as earn-out targets were not met for the calendar year ended December 31, 2005. Note B was recorded in December 2006 at its face value of $500,000 as earnings targets were met for the calendar year ended December 31, 2006. The total amount recorded on February 1, 2007 as earn-out under this Note B was $343,934. The earn-outs are recorded as a change in the purchase price and affect goodwill. (See Note C for discussion of the terms of these notes.)

Litigation:

The Company is a party in two separate actions between a former employee who was terminated and filed a claim for wrongful termination and a breach of contract on an indemnification claim against the same terminated employee where the company is the plaintiff. Both matters are being resolved through binding arbitration and awards in either case will offset. The outcome of the two actions together cannot be determined at this time, but management does not expect the outcome to have a material adverse effect on the financial position or results of operations of the Company.

The Company is subject to various claims and legal action that arise in the ordinary course of business. In the opinion of management, the Company is not currently a party to any proceeding that would have a material adverse affect on its financial condition or results of operations.

Other:

On December 20, 2004, Harbor Oaks Hospital experienced a loss due to a flood at the facility. The physical damage was repaired quickly and the claim for the damage paid. The Company subsequently filed a claim for lost business income as allowed by the insurance policy. During the fourth quarter of fiscal 2007 this claim was settled for $325,000, which is included in the consolidated statements of income as other income, net of legal fees of $25,000.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE J – STOCK HOLDERS' EQUITY AND STOCK PLANS

Preferred Stock

The Board of Directors is authorized, without further action of the shareholders, to issue up to 1,000,000 shares in one or more classes or series and to determine, with respect to any series so established, the preferences, voting powers, qualifications and special or relative rights of the established class or series, which rights may be in preference to the rights of common stock. No shares of the Company's preferred stock are currently issued or outstanding.

Common Stock

The Company has authorized two classes of common stock, the Class A Common Stock and the Class B Common Stock. Subject to preferential rights in favor of the holders of the Preferred Stock, the holders of the common stock are entitled to dividends when, as and if declared by the Company's Board of Directors. Holders of the Class A Common Stock and the Class B Common Stock are entitled to share equally in such dividends, except that stock dividends (which shall be at the same rate) shall be payable only in Class A Common Stock to holders of Class A Common Stock and only in Class B Common Stock to holders of Class B Common Stock.

Class A Common Stock

The Class A Common Stock is entitled to one vote per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company's Board of Directors.

The Class A Common Stock is non-redeemable and non-convertible and has no pre-emptive rights.

All of the outstanding shares of Class A Common Stock are fully paid and nonassessable.

Class B Common Stock

The Class B Common Stock is entitled to five votes per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company's Board of Directors. The holders of the Class B Common Stock are entitled to elect all of the remaining members of the Board of Directors.

The Class B Common Stock is non-redeemable and has no pre-emptive rights.

Each share of Class B Common Stock is convertible, at the option of its holder, into a share of Class A Common Stock. In addition, each share of Class B Common Stock is automatically convertible into one fully-paid and non-assessable share of Class A Common Stock (i) upon its sale, gift or transfer to a person who is not an affiliate of the initial holder thereof or (ii) if transferred to such an affiliate, upon its subsequent sale, gift or other transfer to a person who is not an affiliate of the initial holder. Shares of Class B Common Stock that are converted into Class A Common Stock will be retired and cancelled and shall not be reissued.

All of the outstanding shares of Class B Common Stock are fully paid and nonassessable.

NOTE J – STOCK HOLDERS' EQUITY AND STOCK PLANS (CONTINUED)

Private Placement

On December 19, 2006, the Company entered into an agreement pursuant to which the Company sold $2,000,000 in unregistered Class A Common Stock to a single investor to provide the equity component for the build-out of the Company's Las Vegas hospital project, Seven Hills Behavioral Institute.

The agreement allowed the investor, Camden Partners Limited Partnership, to purchase $2,000,000 in PHC, Inc. Class A Common Stock at $2.08 per share, which was the average selling price per share over the 20 trading days prior to the sale, minus 4%. In addition to providing a certificate evidencing the 961,539 unregistered shares within three business days from the close of the transaction, the Company is also obligated to file a Registration Statement with the Securities and Exchange Commission within 90 days of the close of the transaction to register the shares issued, to put forth it's best efforts to cause the Registration Statement to be brought effective within 120 days of the close of the transaction and to maintain the Registration Statement's current status for a period of two years from the date of the close of the transaction. The Registration Statement was declared effective on April 2, 2007.

Stock Plans

The Company has three active stock plans: a stock option plan, an employee stock purchase plan and a non-employee directors' stock option plan, and three expired plans, the 1993 Employee and Directors Stock Option plan, the 1995 Non-employee Directors' stock option plan and the 1995 Employee Stock Purchase Plan.

The stock option plan, dated December 2003 and expiring in December 2013, provides for the issuance of a maximum of 1,300,000 shares of Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options. As of June 30, 2007, 744,687 options were granted under this plan.

On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the "Plan"), which became effective February 1, 1996. The price per share shall be the lesser of 85% of the average of the bid and ask price on the first day of the plan period or the last day of the plan period to encourage stock ownership by all eligible employees. The plan was amended on December 19, 2001 and December 19, 2002 to allow for a total of 500,000 shares of Class A Common Stock to be issued under the plan. On January 31, 2006 the stockholders approved a replacement Employee Stock Purchase Plan to replace the 1995 plan which expired on October 18, 2005. A maximum of 500,000 shares may be issued under the January 2006 plan. As of June 30, 2007, 10,855 shares have been issued under this plan. The new plan is identical to the old plan and expires on January 31, 2016. As of June 30, 2007, a total of 157,034 shares of Class A Common Stock have been issued under the 1995 plan. Thirteen employees are participating in the current offering period under the new plan, which began on February 1, 2007 and will end on January 31, 2008. There are 489,145 shares available for issue under the January 2006 plan.

NOTE J – STOCK HOLDERS' EQUITY AND STOCK PLANS (CONTINUED)

The non-employee directors' stock option plan provides for the grant of nonstatutory stock options automatically at the time of each annual meeting of the Board. Through June 30, 2007, options for 145,500 shares were granted under the 1995 plan. This plan expired in August 2005 and, in January 2005, the shareholders voted to approve a new non-employee directors' stock plan. The new plan is identical to the plan it replaced. Under the new plan a maximum of 350,000 shares may be issued. As of June 30, 2007, a total of 160,000 options were issued under the new plan. On January 31, 2006, this plan was amended to increase the number of options issued to each outside director each year from 10,000 options to 20,000 options. Each outside director is granted an option to purchase 20,000 shares of Class A Common Stock annually at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date. The new plan will expire in January 2015, ten years from the date of shareholder approval.

Under the above plans, at June 30, 2007, 1,234,458 shares were available for future grant or purchase.

The Company had the following activity in its stock option plans for fiscal 2007, 2006 and 2005:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding balance – June 30, 2004	945,000	$0.64		
Granted	320,000	$1.30		
Exercised	(104,750)	$0.33		
Expired	(22,000)	$0.76		
Outstanding balance – June 30, 2005	1,138,250	$0.85		
Granted	408,750	$2.42		
Exercised	(277,750)	$0.39		
Expired	(35,000)	$1.84		
Outstanding balance – June 30, 2006	1,234,250	$1.45		
Granted	177,500	$2.64		
Exercised	(241,687)	$0.74		
Expired	(74,063)	$1.94		
Outstanding balance – June 30, 2007	1,096,000	$1.76	3.56	$ 1,413,840
Exercisable at June 30, 2007	791,626	$1.46	3.04	$ 1,258,685

Of the options granted during the fiscal year ended June 30, 2007, 39,688 were vested and the remaining options will vest over the next three to five years. The fair value of the options vested was $1.50 per option.

On June 30, 2005, the Company accelerated the vesting on the remaining 326,250 outstanding unvested options. This resulted in a non-cash charge to compensation of $27,025. The decision to accelerate these options was made primarily to avoid recognizing compensation cost in the consolidated statement of operations in the Company's future financial statements upon the effectiveness of SFAS 123R. During the fiscal year ended June 30, 2006, an additional $9,875 was recognized as a result of this accelerated vesting.

In February 2007, 10,855 shares of common stock were issued under the employee stock purchase plan. The Company recorded as share based compensation expenses of $3,582.

During the fiscal year ended June 30, 2007, 241,687 options were exercised resulting in $145,376 in proceeds. Included in the above balance, 40,000 options were exercised using a cashless exercise feature resulting in the issuance of 29,940 common shares.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE J – STOCK HOLDERS' EQUITY AND STOCK PLANS (CONTINUED)

The weighted average grant-date fair value of options granted during the fiscal years ended June 30, 2007, 2006 and 2005 was $1.54, $1.17 and $2.33, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2007, 2006 and 2005 was $522,921, $517,917 and $188,243, respectively.

As of June 30, 2007 and 2006, there were $323,313 and $357,459, respectively, in unrecognized compensation cost related to nonvested share-based compensation arrangements granted under existing stock option plans. This cost is expected to be recognized over the next four years.

In addition to the outstanding options under the Company's stock plans, the Company has the following warrants outstanding at June 30, 2007:

Date of Issuance	Description	Number of Shares	Exercise Price	Expiration Date
04/01/2003	Warrants issued for consulting services $3,185 charged to professional fees.	10,000 shares	$1.00 per share	April 2008
09/22/2003	Warrants issued for consulting services $6,261 charged to professional fees	20,000 shares	$.90 per share	Sept 2008
06/13/2007	Warrants issued in conjunction with long-term debt transaction, $456,880 recorded as deferred financing costs	250,000 shares	$3.09 per share	June 2017

Warrants issued for services or in connection with debt are valued at fair value at grant date using the Black-Scholes pricing model and accounted for in a manner consistent with the underlying reason the warrants were issued. Charges to operations in connection with warrants were $1,880 in fiscal 2007. There were no charges to operations in connection with warrants in fiscal 2006 or 2005. All of these warrants were fully vested at the grant date.

The Company had the following warrant activity during fiscal 2007:

Outstanding balance – June 30, 2006	708,453
Warrants issued	250,000
Exercised	675,953
Expired	2,500
Outstanding balance – June 30, 2007	280,000

During fiscal 2007, the Company issued warrants to purchase 250,000 shares of Class A Common Stock to the Company's lender as part of the refinancing of its term loan. The relative fair value of the warrant of $456,880 was recorded as deferred financing costs and will be amortized as non-cash interest expense over the period of the loan of two years.

During the fiscal year ended June 30, 2006, the Company acquired 17,360 shares of Class A Common Stock for $36,613 from a former employee.

During the fiscal year ended June 30, 2007, 675,953 warrants were exercised resulting in $336,123 in proceeds. Included in the above total are 356,750 warrants exercised using a cashless exercise feature resulting in the issuance of 223,886 common shares.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
June 30, 2007

NOTE K - BUSINESS SEGMENT INFORMATION

The Company's behavioral health treatment services have similar economic characteristics, services, patients and clients. Accordingly, all behavioral health treatment services are reported on an aggregate basis under one segment. The Company's segments are more fully described in Note A above. Residual income and expenses from closed facilities are included in the administrative services segment. The following summarizes the Company's segment data:

	Behavioral Health Treatment Services	Pharmaceutical Study Services	Contract Services	Administrative Services	Eliminations	Total
For the year ended June 30, 2007						
Revenues-external customers	$36,022,529	$ 4,564,314	$ 4,540,634	$ –	$ –	$ 45,127,477
Revenues – intersegment	182,700	–	79,390	3,696,000	(3,958,090)	–
Segment net income (loss)	4,459,796	(228,104)	1,072,837	(3,622,246)	–	1,682,283
Total assets	10,624,784	6,792,439	807,361	9,065,157	–	27,289,741
Capital expenditures	522,790	48,402	15,964	368,303	–	955,459
Depreciation & amortization	391,960	156,536	106,427	52,328	–	707,251
Goodwill	969,099	2,539,477	–	–	–	3,508,576
Interest expense	395,445	172,804	4,236	76,681	–	649,166
Income tax expense (benefit)	845,156	3,100	368,441	(69,697)	–	1,147,000
For the year ended June 30, 2006						
Revenues-external customers	$ 27,861,701	$ 5,799,815	$ 4,351,576	$ –	$ –	$ 38,013,092
Revenues – intersegment	38,750	–	88,875	3,264,000	(3,391,625)	–
Segment net income (loss)	3,172,699	972,973	1,636,408	(1,736,598)	–	4,045,482
Total assets	10,399,918	5,584,753	844,784	4,886,532	–	21,715,987
Capital expenditures	603,152	51,628	144,636	65,291	–	864,707
Depreciation & amortization	436,488	170,167	62,220	61,139	–	730,014
Goodwill	969,099	1,695,544	–	–	–	2,664,643
Interest expense	485,589	67,528	5,048	48,728	–	606,893
Income tax expense (benefit)	210,231	3,840	34,860	(1,559,034)	–	(1,310,103)
For the year ended June 30, 2005						
Revenues-external customers	$ 26,087,088	$ 4,509,338	$ 3,466,832	$ –	$ –	$ 34,063,258
Revenues – intersegment	5,940	–	62,707	2,724,000	(2,792,647)	–
Segment net income (loss)	4,543,372	180,820	1,243,514	(2,811,806)	–	3,155,900
Total assets	9,333,260	5,596,917	669,229	2,296,242	–	17,895,648
Capital expenditures	365,644	18,336	38,057	61,425	–	483,462
Depreciation & amortization	233,734	144,010	7,899	139,295	–	524,938
Goodwill	969,099	1,679,110	–	–	–	2,648,209
Interest expense	469,384	65,651	–	119,836	–	654,871
Income tax expense (benefit)	105,400	–	25,800	(204,623)	–	(73,423)

NOTE K - BUSINESS SEGMENT INFORMATION (CONTINUED)

All revenues from contract services provided for the treatment services segment and treatment services provided to other facilities included in the treatment services segment are eliminated in the consolidation and shown on the table above under the heading "Revenues intersegment".

The Company has one customer in it's Behavioral Health Treatment Services segment whose revenues approximate 26% of its total external revenues for the segment or $9,500,000 for the year ended June 30, 2007. For the years ended June 30, 2006 and 2005 the total revenues for this payor were 27% and 17% or $7,661,431 and $4,440,274, respectively.

NOTE L – QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly financial data for each of the quarters in the years ended June 30, 2007 and 2006.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007				
Revenue	$10,062,206	$ 9,952,360	$12,318,043	$12,794,868
Income from operations	553,974	604,994	638,155	1,212,781
Net income available to common shareholders	283,283	261,088	315,779	822,133
Earnings per share:				
Basic	$0.02	$0.01	$0.02	$0.04
Diluted	$0.01	$0.01	$0.02	$0.04
2006				
Revenue	$ 8,944,826	$ 8,702,513	$ 9,953,959	$10,411,794
Income from operations	601,404	549,060	1,112,980	920,982
Net income available to common shareholders	384,207	346,782	950,549	2,363,944
Earnings per share:				
Basic	$ 0.02	$ 0.02	$ 0.05	$ 0.13
Diluted	$ 0.02	$ 0.02	$ 0.05	$ 0.12

NOTE M – SUBSEQUENT EVENT

In September 2006, the Board approved the acquisition of up to $2,000,000 in treasury stock without further communication. In August, 2007, the Company purchased 150,000 shares of Class A Common Stock at a total price of $394,515 which included $4,515 in broker fees.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended June 30, 2006, the Company changed independent registered public accounting firms from BDO Seidman, LLP, to Eisner, LLP. This change was not made as a result of any disagreements between the accountants and the management of the Company. See the Company's reports on form 8-K and 8-K/A filed with the Securities and Exchange Commission on March 10, 2006 and March 23, 2006, respectively.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified within the SEC's Rules and Forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

At the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures to meet the criteria referred to above. During the preparation of the financial statements to be included in the 2007 Form 10-K, a material weakness in internal control over financial reporting was identified relating to timely reconciliation of certain balance sheet items, primarily cash, accrued expenses and other accounts receivable, resulting from staffing turnover in the accounting area. As a result, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2007, the Company's disclosure controls and procedures were ineffective due solely to, and only to the extent of, the identified material weakness.

Upon identification of the material weakness the Audit Committee was advised of the issues encountered and key decisions reached by management relating to the remediation efforts. Under the direction of its Chief Executive Officer and Chief Financial Officer, PHC developed a comprehensive plan to remediate the material weakness. The Audit Committee reviewed, advised and concurred with the plan of remediation.

Although this material weakness over financial controls existed at year end, PHC believes that the consolidated financial statements in this Annual Report on Form 10-K fairly present, in all material respects, PHC's financial condition as of June 30, 2007 and 2006, and results of its operations and cash flows for the years ended June 30, 2007, 2006 and 2005, in conformity with U. S. generally accepted accounting principles (GAAP).

The Company anticipates that this remediation action will represent ongoing improvement measures and, although the Company has taken steps to remediate the material weakness additional measures may be required. The effectiveness of its remediation efforts will not be known until the Company can test those controls in connection with the management tests of internal controls over financial reporting that will be performed after the first quarter close at September 30, 2007.

Change in Internal Controls

During the quarter ended March 31, 2007, the Company became aware of a loss from a theft of funds by an individual at one of our facilities that had the responsibility for payroll processing. The Company investigated further and identified approximately $41,000 in misdirected funds. Corrections have been made to the employee accounts affected by this theft. An insurance claim has been filed and paid in the amount of $25,000. The Company has put systems in place with additional review to prevent recurrence of the problem.

Except as noted above, there were no changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluations.

PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and officers of the Company as of the date of the Company's Annual Report on Form 10-K are as follows:

Name	Age	Position
Bruce A. Shear	52	Director, President and Chief Executive Officer
Robert H. Boswell	59	Senior Vice President
Paula C. Wurts	58	Treasurer, Chief Financial Officer and Clerk
Donald E. Robar (1)(2)(3)	70	Director
Howard W. Phillips	77	Director
William F. Grieco (1)(2)(3)	53	Director
David E. Dangerfield (1)(3)	66	Director

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of the Nominating/Governance Committee.

Directors may be nominated by the Board of Directors or by stockholders in accordance with the Company's Amended and Restated Articles of Incorporation and Bylaws. All of the directors hold office until the annual meeting of stockholders next following their election, or until their successors are elected and qualified. The primary duties of the various committees of the Board are shown below. The board appoints officers of the Company for undefined terms. There are no family relationships among any of the directors or officers of the Company.

Information with respect to the business experience and affiliations of the directors and officers of the Company is set forth below.

BRUCE A. SHEAR has been President, Chief Executive Officer and a Director of the Company since 1980 and Treasurer of the Company from September 1993 until February 1996. From 1976 to 1980, he served as Vice President, Financial Affairs, of the Company. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over fifteen years. Mr. Shear received an M.B.A. from Suffolk University in 1980 and a B.S. in Accounting and Finance from Marquette University in 1976. Since November 2003, Mr. Shear has been a member of the board of directors of Vaso Active Pharmaceuticals, Inc., a public company marketing and selling over-the-counter pharmaceutical products that incorporate Vaso's transdermal drug delivery technology.

ROBERT H. BOSWELL has served as the Senior Vice President of the Company since February 1999 and as Executive Vice President of the Company from 1992 to 1999. From 1989 until the spring of 1994, Mr. Boswell served as the Administrator of the Company's Highland Ridge Hospital facility where he is based. Mr. Boswell is principally involved with the Company's substance abuse facilities. From 1981 until 1989, he served as the Associate Administrator at the Prevention Education Outpatient Treatment Program--the Cottage Program, International. Mr. Boswell graduated from Fresno State University in 1975 and from 1976 until 1978 attended Rice University's doctoral program in philosophy. Mr. Boswell is a Board Member of the National Foundation for Responsible Gaming and the Chair for the National Center for Responsible Gaming.

PAULA C. WURTS has served as the Chief Financial Officer and Controller of the Company since 1989, as Assistant Clerk from January 1996 until February 2006, when she became Clerk, as Assistant Treasurer from 1993 until April 2000 when she became Treasurer. Ms. Wurts served as the Company's Accounting Manager from 1985 until 1989. Ms. Wurts received an Associate's degree in Accounting from the University of South Carolina in 1980, a B.S. in Accounting from Northeastern University in 1989 and passed the examination for Certified Public Accountants. She received a Master's Degree in Accounting from Western New England College in 1996.

DONALD E. ROBAR has served as a Director of the Company since 1985 and as the Treasurer from February 1996 until April 2000. He served as the Clerk of the Company from 1992 to 1996. Dr. Robar has been a professor of Psychology at Colby-Sawyer College in New London, New Hampshire from 1967 to 1997 and is now Professor Emeritus. Dr. Robar received an Ed.D. (Counseling) from the University of Massachusetts in 1978, an M.A. in Clinical Psychology from Boston College in 1968 and a B.A. from the University of Massachusetts in 1960.

HOWARD W. PHILLIPS has served as a Director of the Company since August 1996 and has been employed by the Company as a public relations specialist since August 1995. From 1982 until 1995, Mr. Phillips was the Director of Corporate Finance for D.H. Blair Investment Corp. From 1969 until 1981, Mr. Phillips was associated with Oppenheimer & Co. where he was a partner and Director of Corporate Finance.

WILLIAM F. GRIECO has served as a Director of the Company since February 1997. Mr. Grieco is the Vice President and General Counsel of American Science and Engineering, Inc., an X-Ray inspection technology company. Prior to that, from 1999 to 2005, he was Managing Director of Arcadia Strategies, LLC, a legal and business consulting organization servicing science and technology companies. From 2001 to 2002, he also served as Senior Vice President and General Counsel of IDX Systems Corporation, a healthcare information technology Company. From 1995 to 1999 he was Senior Vice President and General Counsel for Fresenius Medical Care North America. Prior to that, Mr. Grieco was a partner at Choate, Hall & Stewart, a general service law firm. Mr. Grieco received a B.S. from Boston College in 1975, an M.S. in Health Policy and Management from Harvard University in 1978 and a J.D. from Boston College Law School in 1981.

DAVID E. DANGERFIELD has served as a Director of the Company since December 2001. Mr Dangerfield formerly served as the Chief Executive Officer for Valley Mental Health in Salt Lake City, Utah. Since 1974, Mr. Dangerfield has been a partner for Professional Training Associates (PTA). In 1989, he became a consultant across the nation for managed mental health care and the enhancement of mental health delivery services. David Dangerfield serves as a Board member of the Mental Health Risk Retention Group and Utah Alliance for the Mentally Ill, an advocacy organization of family and friends of the mentally ill, which are privately held corporations, and the Utah Hospital Association, which is a trade organization in Utah. Mr. Dangerfield graduated from the University of Utah in 1972 with a Doctorate of Social Work after receiving his Masters of Social Work from the University in 1967.

Meetings of the Board of Directors

During fiscal 2007, the Board of Directors held a total of four meetings and took action by written consent seven times. Each director attended all of the meetings of the Board and committees of the Board on which such director served.

Audit Committee

The Board of Directors has appointed an audit committee to assist the Board in the oversight of the financial reports, internal controls, accounting policies and procedures. The primary responsibilities of the Audit Committee are as follows:

- Hire, evaluate and, when appropriate, replace the Company's independent registered public accounting firm, whose duty it is to audit the books and accounts of the Company and its subsidiaries for the fiscal year in which it is appointed.
- Approve all audit fees in advance of work performed.
- Approve any accounting firm and fees to be charged for taxes or any other non-audit accounting fees.
- Review internal controls over financial reporting with the independent accountant and a designated accounting staff member.
- Review with management and the registered public accounting firm:
    - The independent accountant's audit of and report on the financial statements.
    - The auditor's qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial disclosures and how aggressive (or conservative) the accounting principles and underlying estimates are.

- Any serious difficulties or disputes with management encountered during the course of the audit.
- Anything else about the audit procedures or findings that GAAS requires the auditors to discuss with the committee.

- Consider and review with management and a designated accounting staff member:
  - Any significant findings during the year and management's responses to them.
  - Any difficulties an accounting staff member encountered while conducting audits, including any restrictions on the scope of their work or access to required information.
  - Any changes to the planned scope of management's internal audit plan that the committee thinks advisable.
- Review the annual filings with the SEC and other published documents containing the company's financial statements and consider whether the information in the filings is consistent with the information in the financial statements.
- Review the interim financial reports with management, the independent registered public accounting firm and an accounting staff member.
- Prepare a letter for inclusion in the annual report that describes the committee's composition and responsibilities and how the responsibilities were fulfilled.
- Review the audit committee charter at least annually and modify as needed.

During fiscal 2007 the Audit Committee consisted of Dr. David Dangerfield, Mr. Donald Robar and Mr. William Grieco. As required by the SEC, all members of the audit committee are "independent" as such term is defined pursuant to applicable SEC rules and regulations and as required under AMEX listing standard Section 121. Dr. Dangerfield serves as the chairman and is the audit committee financial expert. The Company reviewed Dr. Dangerfield's extensive experience managing the budget and operations for large Behavioral Healthcare organizations and determined that this industry experience qualifies him to act as the financial expert in accordance with SEC requirements. The Audit Committee met four times during fiscal 2007. All of the committee members attended the meetings.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established in October, 2005. This committee is appointed by the Board of Directors for the purpose of identifying individuals qualified to become Board members and to recommend that the Board select these individuals as nominees for election to the Board at the next annual meeting of the Company's stockholders, and developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company. The Nominating and Corporate Governance Committee consists of Dr. David Dangerfield, Mr. Donald Robar and Mr. William Grieco.

Compensation Committee

The Board of Directors has appointed the members of the Compensation Committee to review and approve officer's compensation, formulate bonuses for management and administer the Company's equity compensation plans. The Compensation Committee is a chartered committee made up of independent members of the Board of Directors. During fiscal 2007 the Compensation Committee consisted of Mr. Donald Robar and Mr. William Grieco. The Compensation Committee met three times during fiscal 2007, twice telephonically and once in person. Mr. Shear does not participate in discussions concerning, or vote to approve, his salary.

Code of Ethics

The Company maintains a Corporate Compliance Plan, which incorporates our code of ethics that is applicable to all employees, including all officers. The Corporate Compliance Plan incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. It also incorporates our expectations of our employees that enable us to provide accurate and timely disclosure in our filings with the Securities and Exchange Commission and other public communications. In addition, it incorporates our guidelines pertaining to topics such as health and safety compliance, diversity and non-discrimination, patient care and privacy.

The full text of our Corporate Compliance Plan is published on our website at www.phc-inc.com. We will post any amendments to the Corporate Compliance Plan, as well as any waivers that are required to be disclosed by the rules of the SEC, on our website.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the SEC reports of ownership and reports of changes in ownership of Common Stock. SEC rules also require the reporting persons and entities to furnish the Company with a copy of the reports they file. The Company is required to report any failure to file these reports.

Based on the review of the filings and written representations from the Company's directors and executive officers, the Company believes that all reports required to be filed with the SEC by Section 16(a) during the most recent fiscal year have been filed on a timely basis.

Item 11. Executive Compensation

Compensation Discussion and Analysis

The Board of Directors, the Compensation Committee and senior management share responsibility for establishing, implementing and continually monitoring our executive compensation program, with the Board making the final determination with respect to executive compensation. The goal of our executive compensation program is to provide a competitive total compensation package to our executive management team through a combination of base salary, quarterly cash incentive bonuses, long-term equity incentive compensation in the form of stock options and benefits programs. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and one of our other most highly-compensated executive officers as determined in accordance with applicable SEC rules, which are collectively referred to in this report as the Named Executive Officers.

Objectives of our Executive Compensation Program

Our executive compensation program is designed to achieve the following objectives:

- to attract and retain talented and experienced executives necessary to achieve our strategic objectives in the highly competitive industry in which we compete;
- to motivate and reward executives whose knowledge, skills and performance are critical to our success;
- to align the interest of our executives and stockholders by motivating executives to increase stockholder value by increasing our Company's long-term profitability;
- to provide a competitive compensation package in which a significant portion of total compensation is determined by Company and individual results and the creation of stockholder value; and,
- to foster a shared commitment among executives by coordinating their Company and individual goals.

Role of the Compensation Committee

Our Compensation Committee oversees all aspects of executive compensation. The committee plays a critical role in establishing our compensation philosophy and in setting and amending elements of the compensation package offered to our named executive officers.

The members of our Compensation Committee during fiscal 2007 were Donald Robar and William Grieco. Each current member of our Compensation Committee is an independent, non-employee director. During fiscal 2007, the Compensation Committee met one time.

On an annual basis, or in the case of promotion or hiring of an executive officer, the Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation package to be provided to our named executive officers. On an annual basis, the Compensation Committee undertakes a review of the base salary and bonus targets of each of our named executive officers and evaluates their respective compensation based on the committee's overall evaluation of their performance toward the achievement of our financial, strategic and other goals, with consideration given to each executive officer's length of service and to comparative executive compensation data. Based on its review, from time to time the Compensation Committee has increased the salary and/or potential bonus amounts for our executive officers.

COMPENSATION COMMITTEE REPORT

The compensation committee report below is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not incorporated by reference in any of our filings under the Securities Act of 1933 as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after this filing and irrespective of any general language to the contrary.

The Compensation Committee comprised solely of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with management. Based on this review and discussions, the committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in the Company's annual report on Form 10-K.

Compensation Committee
Donald E. Robar
William F. Grieco

Elements of Executive Compensation

Compensation for our named executive officers generally consists of the following elements:

- base salary;
- cash bonuses;
- stock-based awards;
- health, dental and life insurance and disability and retirement plans; and
- severance and change-in-control arrangements.

The Company does not have a policy or target for allocating compensation between long-term and short-term compensation. Instead the Compensation Committee determines subjectively what it believes to be the appropriate level and mix of various compensation components. The Compensation Committee's objective in allocating between annual and long-term compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and its stockholders.

Base Salary

Salary for our executives is generally set by reviewing compensation levels for comparable positions in the market and the historical compensation levels of our executives. Salaries may then be adjusted from time to time, based upon market changes, actual corporate and individual performance and changes in responsibilities.

Bonuses

Bonuses are based on actual corporate and individual performances compared to targeted performance criteria and various subjective performance criteria. Targeted financial performance for the Company is set annually by the compensation committee for each fiscal quarter. In considering bonuses the Compensation Committee does not rely on a formula that assigns a pre-determined value to each of the criteria, but instead evaluates each executive officer's contribution in light of all relevant criteria. Individual performance targets are used less frequently but may include completion of specific projects. There were no individual performance targets specified in the prior or current fiscal years meetings of the compensation committee.

Stock Based Awards

Compensation for executive officers also includes the long-term incentives afforded by stock options and other equity-based awards. Our stock option program is designed to align the long-term interests of our employees and our stockholders and assist in the retention of executives. The size of stock-based awards is generally intended to reflect the executive's position and the executive's expected contributions. Although some awards may be provided as part of the hiring agreement of new executives, in general these stock-based awards follow the same benchmarks as the executive bonus element of the named executive's compensation. Options are generally granted with installment-vesting over a period of three years.

Because of the direct relationship between the value of an option and the market price of our common stock, the compensation committee believes that stock options are an effective method of motivating the named executive officers to manage our Company in a manner that is consistent with the interests of our Company and our Stockholders.

In addition the named executives are also eligible to participate in the Company's Employee Stock purchase plan as long as all other criteria of the plan are met.

Insurance and Other Employee Benefits

We maintain insurance benefits for all employees that include health, dental and life insurance. The company bears one hundred percent of the cost of these benefits for the named executives. In addition the company provides a company vehicle or an auto allowance, additional supplemental life insurance and other supplemental taxable fringe benefits for the named executive officers. In addition, the company provides a disability pool for the named executives based on the number of years of service. The number of days of pay under the disability plan increases incrementally until it reaches a maximum accrual of 730 days. This disability pool has no cash value and is not payable upon termination of employment. The Company also provides an Executive Retirement plan, which allows for the use of the accrued disability plan bank to be distributed as an annuity over a four year period at the named executive's retirement providing the minimum term of employment of twenty years of service has been met. For the fiscal year ended June 30, 2007, no accrual has been made for this retirement plan as each of the named executives have waived their right to the retirement plan based on the Company's financial position at the time that the plan was approved.

Severance and Change-in-Control Arrangement

The Company has not entered into any severance agreements with any of the named executive officers; however, compensation for the named executive officers does include change-in-control arrangements. These arrangements, like other elements of executive compensation, are structured with regard to practices at comparable companies for similarly situated officers and in a manner we believe is likely to attract and retain high quality executive talent. The plan calls for the named executive officers, in the event of a change in control, to receive payment of their average annual salary for the past five years times a multiplier based on their number of years of service in the position at the effective date as shown below.

Name and position	Multiplier
Bruce A. Shear, Chief Executive Officer	2.99
Robert H. Boswell, Senior Vice President	2.00
Paula C. Wurts, Chief Financial Officer	2.00

Changes in Executive Compensation for Fiscal 2007

In September 2006, the Compensation Committee met to discuss the compensation of the named executive officers. The meeting resulted in a proposal to the Board of Directors to increase the base salary of the named executive officers and change the net earnings targets for the named executive officers to earn cash and stock based compensation for each quarter of fiscal 2007. The Board of Directors accepted the proposals of the Committee and salary increase were affected and bonus and stock-based compensation targets were set. The named executive officers met the bonus and stock-based compensation targets in the fourth fiscal quarter of 2007.

Accounting for Executive Compensation

We account for equity based compensation paid to our employees under the rules of Statement of Financial Accounting Standards No. 123R (SFAS 123R), which requires us to measure and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Employment agreements

The Company has not entered into any employment agreements with its executive officers. The Company owns and is the beneficiary on a $1,000,000 key man life insurance policy on the life of Bruce A. Shear.

Three executive officers of the Company received compensation in the 2007 fiscal year, which exceeded $100,000. The following table sets forth the compensation paid or accrued by the Company for services rendered to these executives in fiscal year 2007, 2006 and 2005:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(f)	(i)	(j)
Bruce A. Shear	2007	$420,957	$40,000	$ 38,013	$ 21,833(1)	$ 520,803
President and Chief	2006	$393,515	$70,000	$124,800	$27,458 (2)	$ 615,773
Executive Officer	2005	$383,965	$45,000	$ 37,050	$62,498 (3)	$ 528,513
Robert H. Boswell	2007	$196,538	$20,000	$ 11,778	$14,901 (4)	$ 243,217
Senior Vice President	2006	$176,878	$40,000	$ 33,488	$14,701 (5)	$ 265,067
	2005	$164,590	$10,000	$ 15,750	$29,016 (6)	$ 219,356
Paula C. Wurts	2007	$170,231	$20,000	$ 11,481	$76,563 (7)	$ 278,275
Chief Financial	2006	$152,878	$35,000	$ 32,300	$15,029 (8)	$ 235,207
Officer, Treasurer and Clerk	2005	$140,586	$10,000	$ 15,750	$35,009 (9)	$ 201,345

* The named executive officers did not forfeit any stock options during any of the fiscal years presented. For information regarding the assumptions used to value these stock options, see "Note A THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Stock-based compensation" in the financial statements included in this report.

(1) This amount represents $9,019 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, $9,152 in premiums paid by the Company with respect to life and disability insurance for the benefit of Mr. Shear and $3,662 personal use of a Company car held by Mr. Shear.

(2) This amount represents $8,910 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, $13,648 in premiums paid by the Company with respect to life and disability insurance for the benefit of Mr. Shear, $864 in club membership dues paid by the Company for the benefit of Mr. Shear, and $4,036 personal use of a Company car held by Mr. Shear.

(3) This amount represents $7,789 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Shear, $7,541 in premiums paid by the Company with respect to life and disability insurance for the benefit of Mr. Shear, $2,805 in club membership dues paid by the Company for the benefit of Mr. Shear, $4,027 personal use of a Company car held by Mr. Shear and $40,336 based on the intrinsic value of the repricing of options held by Mr. Shear.

(4) This amount represents a $6,000 automobile allowance, $8,001 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Boswell and $900 in benefit derived from the purchase of shares through the employee stock purchase plan

(5) This amount represents a $6,000 automobile allowance, $8,172 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Boswell and $529 in benefit derived from the purchase of shares through the employee stock purchase plan.

(6) This amount represents a $6,000 automobile allowance, $6,656 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Mr. Boswell, $1,020 in benefit derived from the purchase of shares through the employee stock purchase plan, and $15,340 based on the intrinsic value of the repricing of options held by Mr. Boswell.

(7) This amount represents a $4,800 automobile allowance, $9,505 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Ms. Wurts, $218 in benefit derived from the purchase of shares through the employee stock purchase plan and $62,040 realized on the exercise of options.

(8) This amount represents a $4,800 automobile allowance, $10,053 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Ms. Wurts and $176 in benefit derived from the purchase of shares through the employee stock purchase plan.

(9) This amount represents a $4,800 automobile allowance, $8,392 contributed by the Company to the Company's Executive Employee Benefit Plan on behalf of Ms. Wurts, $340 in benefit derived from the purchase of shares through the employee stock purchase plan and $21,477 based on the intrinsic value of the repricing of options held by Ms. Wurts.

COMPENSATION OF DIRECTORS

Directors who are employees of the Company receive no compensation for services as members of the Board. Directors who are not employees of the Company receive $10,000 stipend per year and $2,500 for each Board meeting they attend. The Audit Committee Chairperson receives an annual stipend of $5,000, members of the audit committee receive an annual stipend of $3,000 and compensation committee and nominating/governance committee receive an annual stipend of $2,000. In addition, Directors of the Company are entitled to receive certain stock option grants under the Company's Non-Employee Director Stock Option Plan (the "Director Plan"). The following table presents Director compensation for the fiscal year ended June 30, 2007.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (d)	All Other Compensation ($) (g)	Total ($) (h)
Donald Robar	$ 27,000	$ 22,525	$ --	$ 49,525
William Grieco	$ 27,000	$ 22,525	$ --	$ 49,525
David Dangerfield	$ 27,000	$ 22,525	$ --	$ 49,525
Howard W. Phillips*	$ --	$ 16,550	$ 42,470	$ 50,020

- Mr. Phillips is an employee of the Company, serving as a Public Relations Specialist. Other than his salary as an employee he receives no additional compensation as a director.

As of June 30, 2007 each member of the Board of Directors had the following options outstanding: Donald Robar, 117,500 (87,500 vested); William Grieco, 117,500 (87,500 vested); David Dangerfield, 50,000 (20,000 vested); and, Howard Phillips, 117,500 (87,500 vested).

Compensation Committee Interlocks and Insider Participation

During fiscal 2007 the Compensation Committee consisted of Mr. Donald Robar and Mr. William Grieco, neither of which was an officer or employee of the Company during the 2007 fiscal year. Mr. Robar served as the Company's Treasurer from February 1996 until April 2000. During the 2007 fiscal year, none of our executive officers served on our Compensation Committee (or equivalent), or board of directors, of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

OPTION PLANS

Stock Plan

The Board of Directors adopted the Company's first stock option plan on August 26, 1993. This stock option plan has expired, however, options to purchase 195,000 shares remain outstanding under the plan. On September 22, 2003 the Board of Directors adopted the Company's current stock option plan and the stockholders of the Company approved the plan on December 31, 2003. The Stock Plan provides for the issuance of a maximum of 1,300,000 shares of the Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees and the grant of nonqualified stock options or restricted stock to employees, directors, consultants and others whose efforts are important to the success of the Company.

The Board of Directors administers the Stock Plan. Subject to the provisions of the Stock Plan, the Board of Directors has the authority to select the optionees or restricted stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option cannot be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options. Generally, an option is not transferable by the option holder except by will or by the laws of descent and distribution. Also, generally, no option may be exercised more than 60 days following termination of employment. However, in the event that termination is due to death or disability, the option is exercisable for a period of one year following such termination.

During the fiscal year ended June 30, 2007, the Company issued additional options to purchase 177,500 shares of Class A Common Stock under the 2003 Stock Plan at a price per share ranging from $2.06 to $3.35. Generally, options are exercisable upon grant for 25% of the shares covered with an additional 25% becoming exercisable on each of the first three anniversaries of the date of grant.

Employee Stock Purchase Plan

On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the "Plan"), which became effective February 1, 1996. The price per share was to be the lesser of 85% of the average of the bid and ask price on the first day of the plan period or the last day of the plan period. The plan was amended on December 19, 2001 and December 19, 2002 to allow for a total of 500,000 shares of Class A Common Stock to be issued under the plan. On January 31, 2006 the stockholders approved a replacement Employee Stock Purchase Plan to replace the 1995 plan, which expired on October 18, 2005. The new plan is identical to the old plan and expires on January 31, 2016.

A total of 157,034 shares of Class A Common Stock were issued under the 1995 plan before it's expiration and 10,855 shares have been issued under the 2005 plan. Thirteen employees are participating in the current offering period under the new plan, which began on February 1, 2007 and will end on January 31, 2008.

Non-Employee Director Stock Plan

The non-employee directors' stock option plan provides for the grant of nonstatutory stock options automatically at the time of each annual meeting of the Board. Through June 30, 2007, options for 145,500 shares were granted under the 1995 plan. This plan expired in August 2005 and, in January 2005, the shareholders voted to approve a new non-employee directors' stock plan. The new plan is identical to the plan it replaced. Under the new plan a maximum of 350,000 shares may be issued. On January 31, 2006, this plan was amended to increase the number of options issued to each outside director each year from 10,000 options to 20,000 options. Each outside director is granted an option to purchase 20,000 shares of Class A Common Stock annually at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date. The new plan will expire in January 2015, ten years from the date of shareholder approval. As of June 30, 2007, 160,000 options have been issued under the plan.

If an optionee ceases to be a member of the Board of Directors other than for death or permanent disability, the unexercised portion of the options, to the extent unvested, immediately terminate, and the unexercised portion of the options which have vested lapse 180 days after the date the optionee ceases to serve on the Board. In the event of death or permanent disability, all unexercised options vest and the optionee or his or her legal representative has the right to exercise the option for a period of 180 days or until the expiration of the option, if sooner.

Options Exercised

During the fiscal year ended June 30, 2007, a total of 241,687 options were exercised under the plans, of which 41,000 options were exercised at prices ranging from $0.22 to $0.45, 152,000 options were exercised at prices ranging from $0.55 to $0.81, 42,000 options were exercised at prices ranging from $1.03 to $1.48 and 6,687 options were exercised at prices ranging from $2.01 to 2.53.

The following table provides information about options granted to the named executive officers during fiscal 2007 under the Company's Stock Plan, Employee Stock Purchase Plan and Non-Employee Director Stock Plan.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	All Other Option Awards Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Share)* (k)	Grant Date Fair Value of Stock and Option Awards (l)
Bruce A. Shear	10/31/2006	15,000	$2.06	$16,350
Robert H. Boswell	10/31/2006	7,500	$2.06	$ 8,175
Paula C. Wurts	10/31/2006	7,500	$2.06	$ 8,175

These options were issued under the Executive bonus plan based on the Company's performance in fiscal 2006. The Company utilized the Black-Scholes valuation model for estimating the Grant Date Value with no adjustments for non-transferability or risk of forfeiture. The assumptions used are as follows:

Risk free interest rate	4.60%
Expected dividend yield	0.0%
Expected lives	5
Expected volatility	48.0%

The following table provides information about options outstanding, held by the named executive officers at the end of fiscal 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Number of Securities Underlying Unexercised Options (#) Exerciseable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(e)	(f)
Bruce A. Shear	40,000	–	$0.75	09/30/2007
	15,000	–	$0.69	01/06/2008
	15,000	–	$1.37	11/04/2009
	15,000	–	$1.21	11/04/2009
	15,000	–	$2.38	06/16/2010
	7,500	7,500	$2.68	09/20/2010
	37,500	37,500	$2.68	09/20/2010
	11,250	3,750	$2.20	05/22/2011
	3,750	11,250	$2.06	10/31/2011
Robert H. Boswell	25,000	–	$0.75	09/30/2007
	25,000	–	$1.41	12/21/2009
	10,000	10,000	$2.73	09/22/2010
	625	625	$1.95	02/16/2011
	5,625	1,875	$2.20	05/22/2011
	1,875	5,625	$2.06	10/31/2011
Paula C. Wurts	25,000	–	$0.75	09/30/2007
	25,000	–	$1.41	12/21/2009
	10,000	10,000	$2.73	09/22/2010
	5,625	1,875	$2.20	05/22/2011
	1,875	5,625	$2.06	10/31/2011

On June 30, 2005, the Company accelerated the vesting on the 326,250 of outstanding unvested options held by employees. This resulted in a non-cash charge to compensation of $9,875 and $27,025 in the fiscal years ended June 30, 2006 and 2005, respectively. No charge was made for these repriced options in the fiscal year ended June 30, 2007.

OPTIONS EXERCISED AND STOCK VESTED

The following table provides information about options exercised, held by the named executive officers during the fiscal year ended June 30, 2007.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)
(a)	(b)	(c)
Bruce A. Shear	20,000	$ 51,000
Robert H. Boswell	25,000	59,625
Paula C. Wurts	25,000	69,250

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the ownership of shares of the Company's Class A Common Stock and Class B Common Stock (the only classes of common stock of the Company currently outstanding) as of August 15, 2007 by each person known by the Company to beneficially own more than 5% of any class of the Company's voting securities, each director of the Company, each of the named executive officers as defined in 17 CFR 228.402(a)(2) and all directors and officers of the Company as a group. Shares of common stock subject to stock options vesting on or before October 14, 2007 (within 60 days of August 15, 2007 are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. In preparing the following table, the Company has relied on the information furnished by the persons listed below:

Beneficial Owners 5% (Non affiliate)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (11)	Percent of Class
Class A Common Stock	Marathon Capital Mgmt, LLC P. O. Box 771 Hunt Valley, MD 21030	1,498,865	7.7%
	Camden Partners Capital Management LLC 500 East Pratt Street, Suite 1200 Baltimore, MD 21202	1,657,177	8.5%
	Boston Partners Asset Management, LLC 28 State Street, 20th Floor Boston, MA 02109	1,508,370	7.8%

Beneficial Ownership of Named Executives and Directors

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner (11)	Percent of Class
Class A Common Stock	Bruce A. Shear	687,495(1)	3.5%
	Robert H. Boswell	243,186(2)	1.2%
	Paula C. Wurts	189,622(3)	1.0%
	Howard W. Phillips	188,750(4)	1.0%
	Donald E. Robar	135,232(5)	*
	William F. Grieco	150,750(6)	*
	David E. Dangerfield	25,000(7)	*
	All Directors and Officers as a Group (7 persons)	1,649,975(8)	8.3%
Class B Common Stock (9)	Bruce A. Shear	721,259(10)	93.0%

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner (11)	Percent of Class
	All Directors and Officers as a Group (7 persons)	721,259	93.0%

* Less than 1%

1. Includes 152,500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $.69 to $2.68 per share.
2. Includes 64,375 shares of Class A Common Stock issuable pursuant to currently exercisable stock options at an exercise price range of $.75 to $2.73 per share.
3. Includes 63,750 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $.75 to $2.73 per share.
4. Includes 55,000 shares of Class A Common Stock issuable pursuant to currently exercisable stock options having an exercise price range of $.74 to $3.18 per share.
5. Includes 90,500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options having an exercise price range of $.22 to $3.18 per share.
6. Includes 90,500 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $.22 to $3.18 per share.
7. Includes 25,000 shares of Class A Common Stock issuable pursuant to currently exercisable stock options, having an exercise price range of $ 1.48 to $3.18 per share.
8. Includes an aggregate of 541,625 shares of Class A Common Stock issuable pursuant to currently exercisable stock options. Of those options, 20,000 have an exercise price of $3.18, 20,000 have an exercise price of $2.73 per share, 45,000 have an exercise price of $2.68 per share, 15,000 have an exercise price of $2.38 per share, 7,500 have an exercise price of $2.20, 40,000 have an exercise price of $2.11 per share, 11,500 have an exercise price of $2.06 per share, 625 have an exercise price of $1.95 per share, 40,000 have an exercise price of $1.48 per share, 50,000 have an exercise price of $1.41 per share, 15,000 have an exercise price of $1.37 per share, 30,000 have an exercise price of $1.33 per share, 15,000 have an exercise price of $1.21, 4,000 have an exercise price of $1.03 per share, 4,000 have an exercise price of $.81 per share, 120,000 have an exercise price of $.75 per share, 30,000 have an exercise price of $.74 per share, 15,000 have an exercise price of $.69 per share, 35,000 have an exercise price of $.55 per share, 20,000 have an exercise price of $.35 per share and 4,000 have an exercise price of $.22 per share.
9. Each share of Class B Common Stock is convertible into one share of Class A Common Stock automatically upon any sale or transfer or at any time at the option of the holder.
10. Includes 56,369 shares of Class B Common Stock pledged to Steven J. Shear of 2 Addison Avenue, Lynn, Massachusetts 01902, Bruce A. Shear's brother, to secure the purchase price obligation of Bruce A. Shear in connection with his purchase of his brother's stock in the Company in December 1988. In the absence of any default under this obligation, Bruce A. Shear retains full voting power with respect to these shares.
11. "Amount and Nature of Beneficial Ownership". Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to five votes per share on all matters on which stockholders may vote (except that the holders of the Class A Common Stock are entitled to elect two members of the Company's Board of Directors and holders of the Class B Common Stock are entitled to elect all the remaining members of the Company's Board of Directors).

By virtue of the fact that Mr. Shear owns 93% of the class B shares and the class B shareholders have the right to elect all of the directors except the two directors elected by the class A shareholders, Mr. Shear has the right to elect the majority of the members of the board of directors and may be deemed to be in control of the Company.

Based on the number of shares listed under the column headed "Amount and Nature of Beneficial Ownership," the following persons or groups held the following percentages of voting rights for all shares of common stock combined as of August 15, 2007:

Bruce A. Shear 18.31%
All Directors and Officers as a Group
(7 persons) 22.04%

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS as of JUNE 30, 2007

PLAN	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
1993 Option plan	195,000	$0.70	--
2003 Option plan	675,000	$2.03	555,313
2006 Employee stock Purchase plan	--	$0.00	489,145
1995 Director plan	76,000	$0.85	--
2005 Director plan	150,000	$2.41	190,000
Total Shares and Options authorized	1,096,000	$1.76	1,234,458

All equity compensation plans were approved by the security holders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For the periods presented in this Annual Report on 10-K to date, the Company has had no related party transactions. Before entering into any contract or agreement involving a related party the Board of Directors reviews and approves the transaction. In the event one of the related parties is a member of the Board of Directors, that member of the Board recuses himself from participation in the discussion or approval of the transaction.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to PHC, Inc.'s Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended June 30, 2007.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K.

1) Consolidated Financial Statements:

	Page Number
• Reports of Independent Registered Public Accounting Firms	F-2 - F-3
• Consolidated balance sheets	F-4
• Consolidated statements of income	F-5
• Consolidated statements of changes in stockholders' equity	F-6
• Consolidated statements of cash flows	F-7 – F-8
• Notes to consolidated financial statements	F-9 – F-31

2) Financial Statement Schedules: All schedules are included in the consolidated financial statements and footnotes thereto.

(b) Exhibits

Exhibit No.	Description
3.1	Restated Articles of Organization of the Registrant, as amended. (Filed as exhibit 3.1 to the Company's Registration Statement on March 2, 1994).
3.2	By-laws of the Registrant, as amended. (Filed as exhibit 3.2 to the Company's Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form SB-2 under the Securities Act of 1933 dated November 13, 1995.)
4.1	Equity Purchase Warrant to purchase 1% equity in Behavioral Health Online by and between PHC, Inc., and Heller Healthcare Finance dated March 16, 1998. (Filed as exhibit 4.17 to the Company's quarterly report on Form 10-QSB, filed with the Securities and Exchange Commission on November 14, 2000. Commission file number 0-22916).
4.2	Equity Purchase Warrant to purchase 1% equity in Behavioral Health Online by and between PHC, Inc., and Heller Healthcare Finance dated December 18, 2000. (Filed as exhibit 4.19 to the Company's report on Form 10-KSB dated September 25, 2001. Commission file number 0-22916).
4.3	Form of Subscription Agreement and Warrant. (Filed as exhibit 4.20 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
* 4.4	Warrant Agreement issued to CapitalSource Finance, LLC to purchase 250,000 Class A Common shares dated June 13, 2007.
10.1	Deed of Trust Note of Mount Regis Center Limited Partnership in favor of Douglas M. Roberts, dated July 28, 1987, in the amount of $560,000, guaranteed by PHC, Inc., with Deed of Trust executed by Mount Regis Center, Limited Partnership of even date. (Filed as exhibit 10.1 to Form SB-2 dated March 2, 1994).
10.2	Assignment and Assumption of Limited Partnership Interest, by and between PHC of Virginia Inc. and each assignor dated as of June 30, 1994. (Filed as exhibit 10.57 to Form 10-KSB on September 28, 1994).
10.3	Copy of Note of Bruce A. Shear in favor of Steven J. Shear, dated December 1988, in the amount of $195,695; Pledge Agreement by and between Bruce A. Shear and Steven J. Shear, dated December 15, 1988; Stock Purchase Agreement by and between Steven J. Shear and Bruce A. Shear, dated December 1, 1988. (Filed as exhibit 10.2 to the Company's Registration Statement on Form SB-2 dated March 2, 1994. Commission file number 333-71418).
10.4	Agreement between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997. (Filed as exhibit 10.4 to the Company's report on Form 10-KSB, with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-22916)
10.5	Master Contract by and between Family Independence Agency and Harbor Oaks Hospital effective January 1, 1997. (Filed as exhibit 10.5 to the Company's report on Form 10-KSB, filed with the Securities and Exchange Commission on October 14, 1997. Commission file number 0-22916).

Exhibit No.	Description
10.6	The Company's 1993 Stock Purchase and Option Plan, as amended December 2002. (Filed as exhibit 10.23 to the Company's report on Form S-8 dated January 8, 2003. Commission file number 333-102402).
10.7	The Company's 1995 Non-Employee Director Stock Option Plan, as amended December 2002. (Filed as exhibit 10.24 to the Company's report on Form S-8 dated January 8, 2003. Commission file number 333-102402).
10.8	The Company's 1995 Employee Stock Purchase Plan, as amended December 2002. (Filed as exhibit 10.25 to the Company's report on Form S-8 dated January 8, 2003. Commission file number 333-102402).
10.9	Membership Purchase Agreement between PHC, Inc. and Pivotal Research Centers, LLC and its Sellers Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci dated April 30, 2004. (Filed as exhibit 10.27 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.10	Pledge Agreement entered into April 30, 2004 by and between PHC, Inc. and Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci. (Filed as exhibit 10.28 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.11	Security Agreement entered into April 30, 2004 by and between PHC, Inc. and Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci. (Filed as exhibit 10.29 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.12	Secured Promissory Note dated April 30, 2004 in the amount of $1,000,000 by PHC, Inc. in favor of Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci (Note A). (Filed as exhibit 10.30 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.13	Secured Promissory Note dated April 30, 2004 in the amount of $500,000 by PHC, Inc. in favor of Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci (Note B). (Filed as exhibit 10.31 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.14	Secured Promissory Note dated April 30, 2004 in the amount of $1,000,000 by PHC, Inc. in favor of Louis C. Kirby, Carol A. Colombo and Anthony A Bonacci (Note C). (Filed as exhibit 10.32 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.15	Kirby Employment and Non-Compete Agreement. (Filed as exhibit 10.33 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.16	Colombo Employment and Non-Compete Agreement. (Filed as exhibit 10.34 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.17	First Amendment to Membership Purchase Agreement and Colombo Employment Agreement and Note C. (Filed as exhibit 10.35 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.18	First Amendment to Membership Purchase Agreement and Colombo Employment Agreement and Note C. (Filed as exhibit 10.36 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2004. Commission file number 0-22916).
10.19	Revolving Credit, Term Loan and Security Agreement, dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance, LLC. (Filed as exhibit 10.38 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2004. Commission file number 0-22916).

Exhibit No.	Description
10.20	Term Loan Note, dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance, LLC in the amount of $1,400,000. (Filed as exhibit 10.39 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2004. Commission file number 0-22916).
10.21	Revolving Note dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance, LLC in the amount of $3,500,000. (Filed as exhibit 10.40 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2004. Commission file number 0-22916).
10.22	One of two (2) Revolving Credit Notes in the amount of $1,500,000 issued to replace the $3,500,000 note signed in favor of CapitalSource Finance, LLC dated October 19, 2004 by and between PHC of Michigan, Inc., PHC of Nevada, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., North Point – Pioneer, Inc., Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance LLC. (Filed as exhibit 10.47 to the Company's report on Form 10-QSB dated May 13, 2005. Commission file number 0-22916).
10.23	One of two (2) Revolving Credit Notes in the amount of $2,000,000 issued to replace the $3,500,000 note signed in favor of CapitalSource Finance, LLC dated October 19, 2004 by and between PHC of Michigan, Inc., PHC of Nevada, Inc., PHC of Utah, Inc., PHC of Virginia, Inc., North Point – Pioneer, Inc., Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance LLC. (Filed as exhibit 10.48 to the Company's report on Form 10-QSB dated May 13, 2005. Commission file number 0-22916).
10.24	Agreement to purchase licensed software by and between PHC, Inc., and Medical Information Technology, Inc., dated March 31, 2006. (Filed as exhibit 10.49 to the Company's report on Form 10-QSB dated May 22, 2006. Commission file number 0-22916).
10.25	Master lease agreement by and between PHC, Inc., and Banc of America Leasing & Capital, LLC, dated April 20, 2006, effective April 1, 2006, in the amount of $662,431. (Filed as exhibit 10.50 to the Company's report on Form 10-QSB dated May 22, 2006. Commission file number 0-22916).
10.26	First Amendment to Revolving Credit, Term Loan and Security Agreement, dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance, LLC. , adjusting the covenants for census and EBITDAM.
10.27	Second Amendment to Revolving Credit, Term Loan and Security Agreement, dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc. and CapitalSource Finance, LLC. , extending the term of the agreement through October 19, 2008.
* 10.28	Amendment to Revolving Credit, Term Loan and Security Agreement, dated October 19, 2004, by and between PHC, Inc, PHC of Utah, Inc., PHC of Virginia, Inc., PHC of Michigan, Inc., PHC of Nevada, Inc., North Point Pioneer, Inc, Wellplace, Inc., Detroit Behavioral Institute, Inc., Seven Hills Hospital, Inc. and CapitalSource Finance, LLC. modifying the agreement to increase the amount available under the term loan, extend the agreement through June 13, 2010, reduce the interest rates on the notes and adjusting the covenants under the agreement.
14.1	Code of Ethics
* 21.1	List of Subsidiaries.
* 23.1	Consent of Eisner, LLP, an independent registered public accounting firm.
* 23.2	Consent of BDO Seidman, LLP, an independent registered public accounting firm.

Exhibit No.	Description
23.3	Consent of Wood & Dwyer, P.L.C. accountants for the acquired company. (Filed as exhibit 23.1 to the Company's report on Form 8-K/A filed with the Securities and Exchange Commission on June 29, 2004. Commission file number 0-22916).
* 31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHC, INC.

Date: September 28, 2007

By: /S/ BRUCE A. SHEAR
Bruce A. Shear, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE(S)	DATE
/s/ BRUCE A. SHEAR Bruce A. Shear	President, Chief Executive Officer and Director (principal executive officer)	September 28, 2007 October 4, 2007
/s/ PAULA C. WURTS Paula C. Wurts	Chief Financial Officer, Treasurer and Clerk (principal financial and accounting officer)	September 28, 2007 October 4, 2007
/s/ DONALD E. ROBAR Donald E. Robar	Director	September 28, 2007 October 4, 2007
/s/ HOWARD PHILLIPS Howard Phillips	Director	September 28, 2007 October 4, 2007
/s/ WILLIAM F. GRIECO William F. Grieco	Director	September 28, 2007 October 4, 2007
/S/ DAVID E. DANGERFIELD David E. Dangerfield	Director	September 28, 2007 October 4, 2007

